Exhbit 99.1

CONTENTS

STRATEGIC REPORT

AT A GLANCE
Financial Highlights	4
CSR Highlights	5
One TORM, A Strong Platform	6
Chairman’s Statement	7

RESULTS
Key Figures	9
The Year in Review	11
Outlook 2020	14
Statement by the Executive Director	17

STRATEGY
Strategic Ambitions and Business Model	19

MARKET
Value Chain in Oil Transportation	22
The Product Tanker Market	23
IMO 2020 Sulfur Regulaltion	28
Key Performance Indicators	31
The TORM Fleet	32

RISK & REVIEW
Risk Management	33
Financial Review 2019	39

OUR RESPONSIBILITY
Our Principles	49
Environmental Efforts	50
Green House Gas Emissions Data	53
Supporting Quality Education	54
Health, Safety and Security	56
Employees	58
Human Rights	60

Corporate Governance Statement	61
GOVERNANCE

GOVERNANCE INTRODUCTION
Chairman’s Introduction	63
Corporate Governance	65
Board of Directors	69

GOVERNANCE INTRODUCTION
Audit Committee Report	71
Risk Committee Report	76
Nomination Committee Report	79
Remuneration Committee Report	81

OTHER
Investor Information	91
Directors’ Report	94
Statement of Directors’ Responsibilities	98
FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Income Statement	101
Consolidated Statement of Comprehensive Income	101
Consolidated Balance Sheet	102
Consolidated Statement of Changes in Equity	103
Consolidated Cash Flow Statement	105
Notes Consolidated	106

PARENT COMPANY FINANCIAL STATEMENTS
Parent Company 2019	143
Balance Sheet	144
Changes in Equity	145
Notes to Parent Financial Statements	146

OTHER
Independent Auditor’s Report	151
TORM Fleet Overview	157
Glossary and APM	160

4 Financial Highlights	19 Business Model	65 Corporate Governance	101 Income Statement

ONE OF THE WORLD'S LARGEST OWNERS AND OPERATORS OF TANKERS THAT TRANSPORT REFINED OIL PRODUCTS

CUSTOMERS CONSIST OF MAJOR INDEPENDENT OIL COMPANIES, STATE-OWNED OIL COMPANIES, OIL TRADERS AND REFINERS

TORM PLC IS LISTED ON NASDAQ COPENHAGEN & NEW YORK

12 vessels

9 vessels

55 vessels

2 vessels

LR2
LR1
MR
Handysize

IMO 2020 UTILIZING SCRUBBERS AND COMPLIANT FUELS

SUSTAINABLE DEVELOPMENT GOALS

TORM IS ACTIVELY WORKING ON ITS COMMITMENT TO THE UNITED NATIONS SUSTAINABLE DEVELOPMENT GOALS

LONG TRACK RECORD SINCE 1889

8 OFFICES

~3,100 SEAFARERS

~300 LAND-BASED EMPLOYEES

TORM ANNUAL REPORT 2019 AT A GLANCE 3

FINANCIAL HIGHLIGHTS

REVENUE

2019
USD 693M

2018
USD 635M

EBITDA

2019
USD 202M

2018
USD 121M

PROFIT BEFORE TAX

2019
USD 167M
(includes a USD 120m impairment reversal)

2018
USD -33M

TIME CHARTER EQUIVALENT

2019
USD/day 16,526

2018
USD/day 12,982

ADJUSTED ROIC

2019
USD 4.9%

2018
USD 0.1%

BALANCE SHEET
as of 31 December 2019

NET ASSET VALUE

2019
USD 1,016M

2018
USD 856M

NET LOAN TO VALUE

2019
46%

2018
53%

LIQUIDITY

2019
USD 246M

2018
USD 406M

OPERATIONAL LEVERAGE
as of 5 March 2020

COVERED DAYS

Q1 2020
5,828

OPEN DAYS

Q1 2020
840

COVERAGE RATES

Q1 2020
USD 23,818

TORM ANNUAL REPORT 2019

AT A GLANCE 4

CORPORATE SOCIAL RESPONSIBILITY HIGHLIGHTS

TORM remains committed to taking an active role in caring for communities and our environment. It is not just our shared duty, but our shared responsibility. Therefore, TORM continues the work to combat carbon, sulfur and other emissions and remains committed to enabling quality education, as this is a matter of concern for TORM and its employees. We believe that by having all involved stakeholders working together on this, great results can be achieved.

4 QUALITY EDUCATION

13 CLIMATE ACTION

SUSTAINABLE DEVELOPMENT GOALS

GENDER DIVERSITY

34% WOMEN IN THE SHORE-BASED WORKFORCE

22% WOMEN IN LEADERSHIP POSITIONS

93 SCHOLARS SUPPORTED BY TORM AND OUR EDUCATION FOUNDATION

0.42 LOST TIME ACCIDENT FREQUENCY IN 2019

FUEL EFFICIENCY IMPROVEMENT

2019

RESULTS

9.3%

compared to 2015 baseline

2020

TARGET

1%

Additional savings

TORM ANNUAL REPORT 2019

AT A GLANCE 5

ONE TORM, A WORLD-CLASS PLATFORM

PURE-PLAY PRODUCT TANKER EXPOSURE

~80 vessels deployed in the spot market across all larger product tanker segments.

SUPERIOR COMMERCIAL PERFORMANCE

One TORM approach with in-house commercial and technical management provides superior earnings while maintaining a balanced cost structure without leakage.

SOLID CAPITAL STRUCTURE

Conservative balance sheet and a strong liquidity position provide room for potential growth while maintaining break-even rates at low levels and no near-term debt maturities.

SIGNIFICANT OPERATING LEVERAGE

Significant operating leverage through spot-orientation allowing TORM to benefit from increases in TCE rates.

BALANCED APPROACH TOWARDS IMO 2020

IMO 2020 sulfur compliant with a balanced approach and committed to scrubber installations on 49 vessels, just above half of our fleet.

POSITIVE MARKET FUNDAMENTALS

Promising market outlook impacted by increased demand from IMO 2020 sulfur regulation, Middle East refinery expansion and low order book.

TORM ANNUAL REPORT 2019

AT A GLANCE 6

CHAIRMAN’S STATEMENT

The product tanker market improved significantly in 2019 compared to the prior year, resulting in the strongest full-year results in three years.  The strengthening of the market, especially in the fourth quarter of the year, was carried over into 2020, driven by the implementation of new restrictions on sulfur emissions. However, since January 2020, strong freight rates have been eroded by the global impact of the COVID-19 outbreak. Looking ahead, I believe TORM is well positioned to take advantage of market opportunities wherever they may arise, given the scale of our operations and the integrated One TORM platform.
Christopher H. Boehringer, Chairman of the Board

The underlying product tanker market experienced volatility throughout the year. In the fourth quarter of 2019, the freight rates reached multi-year highs, and this trend continued into January 2020 until the COVID-19 outbreak. TORM was well positioned to capture periods of market strength due to our spot-oriented chartering strategy, our continued strong operational performance and our large commercial scale.

CONTINUOUS EFFORTS TO RENEW THE FLEET
In 2019, TORM continued to renew our fleet. We took delivery of five MR newbuildings in 2019 and have taken delivery of one additional MR vessel and two LR1 vessels in the first quarter of 2020. In addition, we purchased four modern second-hand vessels and sold eight older vessels. The sales were completed at prevailing broker valuations, while the purchases were done below market levels. In January 2020, TORM made an additional purchase of two fuel-efficient dual-fuel-ready LR2 newbuildings with scrubbers. The vessels will be delivered in the fourth quarter of 2021. The Company’s ongoing effort to maintain scale as well as a competitive fleet age profile is executed through TORM’s opportunistic approach to making acquisitions that leverage on strong relationships with shipyards, brokers and financial partners.

MAINTAINING A STRONG CAPITAL STRUCTURE
Maintaining a solid capital structure remains a key priority for TORM, and I am pleased that TORM in January 2020 has obtained commitment from leading ship lending banks for two separate term facilities and a revolving credit facility of up to a total of USD 496m. These facilities replace four term loans and TORM’s existing revolving credit facility. Following the refinancing, TORM does not have any major debt maturities until 2026, which supports the Company’s strong liquidity and capital structure. TORM completed sale and leaseback transactions covering eight vessels in 2019, providing total proceeds of USD 151m and further demonstrating our ability to raise capital.

MARKET CONDITIONS HAVE IMPROVED SIGNIFICANTLY
While product tanker rates trended lower throughout September 2019 following a strong first quarter of the year, average rates were well above the prior year’s levels, indicating a stronger underlying market. Rates were propelled higher starting in October with a rapid rise in crude oil tanker rates following sanctions on the COSCO fleet. While this produced a surge that proved to be short-lived, the market did stabilize at a higher level in November and December. TORM has again in 2019 delivered TCE earnings at the top end of what comparable industry players delivered. This has been achieved in a period where 17 vessels have been taken out of service to have scrubbers installed. TORM’s medium- to long-term outlook for the product tanker market remains positive. During the last months of 2019 and in 2020 to date, we have already seen that the reduction in the global limit for sulfur emissions from 3.5% to 0.5% and the accompanying shift in marine fuel consumption have led to increased trade volumes of clean petroleum products to the benefit of the product tanker market.

CHAIRMAN’S STATEMENT
Additionally, the fleet supply outlook is very favorable as the product tanker order book is at low levels not seen in the last two decades. However, the COVID-19 outbreak impacted the market sentiment negatively from end January 2020.

TORM IS TAKING ADVANTAGE OF IMO 2020
During 2019, TORM prepared for the IMO 2020 sulfur regulation. The Company utilizes a balanced approach and has decided to install scrubbers on a total of 49 vessels. Already in the first quarter of 2020, we have seen the benefits of our preparations. As with many other shipowning companies, TORM did experience some delays to the scrubber installations at the end of 2019, which resulted in us postponing some installations into 2020. These installations have only to a limited extent been affected by the COVID-19 outbreak. For the vessels using compliant fuels from January 2020, customized preparation schedules were executed during the third and fourth quarters.

ONGOING FOCUS ON CLIMATE AND ENVIRONMENT
Since 2009 where TORM signed up for the UN Global Compact, efforts to support both climate and environmental efforts have been an integrated part of the Company. Today these areas continue to have an important role for TORM  and we address these through broad industry partnerships as well as our continuous efforts to reduce climate impact.

130 YEARS AND COUNTING
In 2019, TORM celebrated its 130-year anniversary.  TORM has prospered through numerous historical events, and today TORM continues to build on its legacy. With the One TORM platform and strong company values displayed by our dedicated seafarers and onshore employees every day, TORM stands on a strong, but also flexible, foundation that will allow the Company to keep delivering on its promises for many years ahead.

The Board of Directors has decided to recommend a dividend of USD 7.4m, equivalent to USD 0.10 per share, for approval at the AGM on 15 April 2020. Should the dividend be approved, payment is expected on 6 May 2020 with ex-dividend date on 17 April 2020. In addition, the Board has decided to conduct share repurchases up to a maximum of USD 1.4m during the first six months of 2020 in open-market transactions on Nasdaq in Copenhagen. The total distribution of up to USD 8.8m is in line with the Company’s Distribution Policy and corresponds to a maximum of 50% of net income adjusted for the impairment reversal of USD 120m for the six months ended 31 December 2019. Mr. Christopher H. Boehringer, Chairman of the Board

Key Figures

	2019	2018	2017

INCOME STATEMENT (USDM)
Revenue	693	635	657
Time charter equivalent earnings (TCE) ¹⁾	425	352	397
Gross profit ¹⁾	252	169	200
EBITDA ¹⁾	202	121	158
Operating profit/(loss) (EBIT)	206	3	40
Financial items	-39	-36	-36
Profit/(loss) before tax	167	-33	3
Net profit/(loss) for the year	166	-35	2
Net profit/(loss) for the year excluding impairment¹⁾	46	-35	2

BALANCE SHEET (USDM)
Non-current assets	1,788	1,445	1,385
Total assets	2,004	1,714	1,647
Equity	1,008	847	791
Total liabilities	996	867	856
Invested capital ¹⁾	1,786	1,469	1,406
Net interest-bearing debt ¹⁾	786	627	620
Cash and cash equivalents, including restricted cash	72	127	134

	2019	2018	2017
KEY FINANCIAL FIGURES ¹⁾
Gross margins:
TCE	61.3%	55.4%	60.4%
Gross profit	36.4%	26.6%	30.4%
EBITDA	29.2%	19.1%	24.0%
Operating profit/(loss)	29.7%	0.5%	6.1%
Return on Equity (RoE)	17.9%	-4.3%	0.3%
Return on Invested Capital (RoIC)	12.6%	0.1%	2.8%
Adjusted Return on Invested Capital (Adjusted RoIC)	4.9%	0.1%	2.4%
Equity ratio	50.3%	49.4%	48.0%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share (USD)	2.24	-0.48	0.04
Diluted earnings/(loss) per share (USD)	2.24	-0.48	0.04
Dividend per share (USD)	0.10	-	0.02
Net Asset Value per share (NAV/share) ²⁾	13.6	11.6	12.8
Stock price in DKK, end of period (per share of USD 0.01)	74.5	43.9	53.5
Number of shares (excluding treasury shares), end of period (million)	74.4	73.9	62.0
Number of shares (excluding treasury shares), weighted average (million)	74.0	73.1	62.0

¹⁾ For definition of the calculated key figures (the APMs), please refer to the glossary on pages 160-165.
²⁾ Based on broker valuations as of 31 December, excluding charter commitments.

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

The Year in review

2019 RESULT
In 2019, TORM realized an EBITDA of USD 202m (2018: USD 121m). The 2019 profit before tax amounted to USD 167m (2018: USD -33m) including an impairment reversal of USD 120m.
TORM’s performance has been strong compared to industry peers. Return on Invested Capital (RoIC) was 4.9% (2018: 0.1%), when adjusted for the impairment reversal.

MARKET CONDITIONS
For the full year 2019, TORM achieved TCE rates of USD/day 16,526 (2018: USD/day 12,982).
After strong rates at the start of the year, the product tanker market softened through the second and third quarters, before posting a strong recovery in the fourth quarter with freight rates peaking at highs not seen since 2008.

VESSEL TRANSACTIONS
During 2019, TORM took delivery of five MR newbuildings and four second-hand MR vessels.
In addition, TORM executed sale and leaseback transactions for eight vessels, covering the acquired four second-hand MR vessels and four existing MR vessels.

Further, TORM sold eight older vessels (five MR vessels and three Handysize vessels) for a total consideration of USD 65m. Seven of the vessels were delivered to their new owners in 2019, and one Handysize vessel was delivered early January 2020.

As of 31 December 2019, TORM’s fleet consists of 65 owned vessels, 11 vessels under sale and leaseback arrangements and four vessels on order. During January 2020, TORM made an additional purchase of two fuel-efficient dual-fuel-ready LR2 newbuildings with scrubbers and took delivery of three newbuildings, including two LR1s and one MR.

CORPORATE EVENTS
New Chief Financial Officer and new Board Observer.
Mr. Kim Balle has been appointed Chief Financial Officer (CFO) of TORM A/S with effect from December 2019. Mr. Balle has been Group CFO in DLG and Group CFO in the private equity-owned CASA A/S. Mr. Balle has a background from the financial sector, where he held a position as Head of Corporate Banking in Danske Bank.

In addition, TORM has appointed Ms. Annette Malm Justad as Board Observer. Ms. Justad has significant managerial experience and has previously served as CEO of Eitzen Maritime Services. Ms. Justad currently holds several director positions including Chairman of American Shipping Company ASA and Board member of Awilco LNG. As Board Observer, Ms. Justad attended her first Board meeting in August 2019.

The Year in review

REFINANCING
In January 2020, TORM has obtained commitment from leading ship lending banks for two separate term facilities and a revolving credit facility of up to a total of USD 496m.
These facilities replace four term loans and TORM’s existing revolving credit facility that all together on a fully drawn basis cover USD 502m in debt. Following the refinancing, TORM does not have any major debt maturities until 2026, which supports the Company’s financial flexibility.

IMO 2020 SULFUR REGULATION
TORM has committed to install 49 scrubbers, and most of these will be delivered from our joint venture.
During 2019, TORM successfully conducted 18 scrubber installations on the fleet. On 31 December 2019, 20 vessels were operating with scrubbers. As of 11 March 2020, 30 vessels are operating with scrubbers and 17 vessels are intended to be fitted with scrubbers during the first, second and third quarters of 2020. The last two scrubbers will be delivered when the LR2 newbuildings are delivered in the fourth quarter of 2021. For the remaining fleet using compliant fuel, customized schedules preparing the vessels for the new sulfur regulation were executed during the third and the fourth quarters of 2019.

LIQUIDITY
As of 31 December 2019, TORM’s available liquidity was USD 246m and consisted of USD 72m in cash and USD 174m in undrawn credit facilities.
As of 31 December 2019, the net interest-bearing debt[1] amounted to USD 786m, and the net loan-to-value (LTV)[2] ratio was estimated at 46%. Cash and cash equivalents, includes restricted cash of USD 16m, primarily related to security placed as collateral for financial instruments. As of 29 February 2020, TORM’s net interest-bearing debt was estimated at USD 791m and the available liquidity was estimated at USD 297m including USD 76m of sale and leaseback financing that is subject to documentation.

NAV, EQUITY AND VESSEL VALUES
Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,802m as of 31 December 2019. TORM’s NAV[3] excluding charter commitments was estimated at USD 1,016m, corresponding to a NAV/share of USD 13.6 or DKK 91.1.
As of 31 December 2019, TORM’s book equity amounted to USD 1,008m. This corresponds to a book equity/share of USD 13.5 or DKK 90.4.

[1] See Glossary on page 162 for a definition of net interest-bearing debt. [2] See Glossary on page 164 for a definition of loan-to-value. [3] See Glossary on page 165 for a definition of NAV.

The Year in review

ORDER BOOK, CAPEX AND IMPAIRMENT
As of 31 December 2019, TORM’s order book stood at four newbuildings, consisting of two LR1 and two MR vessels, all to be delivered from Guangzhou Shipyard International in China.
Three of these newbuildings have been delivered in the first quarter of 2020. As of 11 March 2020, the order book stands at one MR vessel with expected delivery in the second quarter of 2020 and two LR2 vessels with expected delivery in the fourth quarter of 2021. Outstanding CAPEX[4] relating to the order book, including costs related to the installation of scrubbers, amounted to USD 51m as of 31 December 2019 and USD 112m as of 29 February 2020 including the two LR2 newbuildings.

As of 31 December 2019, TORM performed an impairment test of the recoverable amount of the most significant assets. Based on this review, Management concluded that the previous impairment communicated in connection with the 2016 Annual Report should be reversed by USD 120m as the value in use exceeds the carrying amounts.

The book value of the fleet was USD 1,770m as of 31 December 2019 excluding outstanding installments on the newbuildings of USD 51m.

COVERAGE
As of 31 December 2019, 9% of the total earning days[5] in 2020 were covered at USD/day 23,399.
As of 5 March 2020, the coverage for the first quarter of 2020 was 87% at USD/day 23,818. For the individual segments, the coverage was 92% at USD/day 28,353 for LR2, 83% at USD/day 25,185 for LR1, 87% at USD/day 22,729 for MR and 92% at USD/day 19,963 for Handysize.

DISTRIBUTION POLICY
TORM intends to distribute 25-50% of net income semi-annually.
The Board of Directors has decided to recommend a dividend of USD 7.4m, equivalent to USD 0.10 per share, for approval at the AGM on 15 April 2020. Should the dividend be approved, payment is expected on 6 May 2020 with ex-dividend date on 17 April 2020. In addition, the Board has decided to conduct share repurchases up to a maximum of USD 1.4m during the first six months of 2020 in open-market transactions on Nasdaq in Copenhagen. The total distribution of up to USD 8.8m is in line with the Company’s Distribution Policy and corresponds to a maximum of 50% of net income adjusted for the impairment reversal of USD 120m for the six months ended 31 December 2019.

[4] See Glossary on page 160 for a definition of CAPEX. [5] See Glossary on page 160 for a definition of earning days.

Outlook 2020

As of 31 December 2019, TORM had covered 2,376 earning days (9% of the total earning days) for 2020 at an average rate of USD/day 23,399.
As of 5 March 2020, the coverage for the first quarter of 2020 was 87% at USD/day 23,818.

OUTLOOK
Taking economic and political uncertainty into account, TORM expects the supply and demand balance within the product tanker market to improve in the period 2020-2022. On the supply side, limited fleet ordering activity and a historically low order book ensure that fleet growth remains limited, with the net fleet growth currently estimated at approximately 3%. This is low compared to the five-year average fleet growth.

During 2020-2022, the product tanker ton-mile demand is projected to grow at a compound annual rate of approximately 4%, exceeding growth in tonnage supply. Improvements in demand are driven by continued oil demand growth and increasing demand for transportation. In particular, the reduction in the global limit for sulfur emissions from 3.5% to 0.5% and the accompanying shift in marine fuel consumption are expected to lead to continued increased trade in clean petroleum products, but also to add to market inefficiencies especially in the early part of the implementation period. Additionally, changes in the global refinery landscape and increasing competitive pressure on older refineries are expected to add to demand for transportation. Please see "The Product Tanker Market" section on pages 23-27.
In line with common practice for most UK companies and other major shipping companies, TORM does not provide guidance on earnings. To support the assessment of TORM, information on covered days, interest-bearing bank debt, the one-year time charter (T/C) market and EBITDA sensitivity to freight rates is included in the Annual Report.

COVERAGE FOR 2020
As of 31 December 2019, TORM had covered 2,376 earning days (9% of the total earning days) for 2020 at an average rate of USD/day 23,399. This means that a change in freight rates of USD/day 1,000 for the duration of 2020 would impact the full-year EBITDA by USD 25m.
As of 5 March 2020, the coverage for the first quarter of 2020 was 87% at USD/day 23,818. For the individual segments, the coverage was 92% at USD/day 28,353 for LR2, 83% at USD/day 25,185 for LR1, 87% at USD/day 22,729 for MR and 92% at USD/day 19,963 for Handysize. The covered rates include a premium that TORM has obtained for the  scrubber-fitted vessels.

2020 EBITDA SENSITIVITY TO CHANGES IN FREIGHT RATES - AS OF 31 DECEMBER 2019
	Change in freight rates (USD/day)
USDm	-5,000	-2,500	-1,000	1,000	2,500	5,000
LR2	-16	-8	-3	3	8	16
LR1	-14	-7	-3	3	7	14
MR	-93	-47	-19	19	47	93
Handysize	-3	-2	-1	1	2	3
Total	-127	-63	-25	25	63	127

Outlook 2020

As of 31 December 2019, the interest-bearing bank debt totaled USD 786m, and TORM had fixed 73% of the interest exposure for 2020. A change in interest rates of 25 basis points for the duration of 2020 would impact the result before tax by USD 0.8m.

As of 5 March 2020, the one-year T/C market, shown in the table to the right, corresponds to a weighted average one-year T/C rate for TORM’s vessels of USD/day 16,226.

ONE-YEAR TIME CHARTER MARKET
Source: Average of selected broker assessments.
USD/day	One-year T/C rate as of 5 March 2020
LR2	22,050
LR1	14,500
MR	15,300
Handysize	14,500
Note: The time charter market has limited liquidity.
The most important factors affecting TORM’s earnings in 2020 are expected to be:

• The effects of the IMO 2020 sulfur regulation
•  Global economic growth and consumption of refined oil products
•  Refinery economics and maintenance
•  Oil trading activity and developments in ton-mile trends
•  Fleet growth and newbuilding ordering activity
•  Bunker price developments
•  One-off market-shaping events such as strikes, embargoes, political instability, weather conditions, COVID-19, etc.

COVERED AND CHARTERED-IN DAYS IN TORM
– AS OF 31 DECEMBER 2019

	2020	2021	2022
Owned days
LR2	3,843	3,936	3,955
LR1	3,251	3,207	3,207
MR	16,187	16,452	16,595
Handysize	708	726	726
Total	23,988	24,322	24,483

	2020	2021	2022
Chartered-in and leaseback days at fixed rate
LR2	364	363	58
LR1	-	-	-
MR	3,379	3,630	3,110
Handysize	-	-	-
Total	3,743	3,993	3,168

	2020	2021	2022
Total physical days
LR2	4,207	4,299	4,013
LR1	3,251	3,207	3,207
MR	19,566	20,082	19,705
Handysize	708	726	726
Total	27,732	28,315	27,651

	2020	2021	2022
Covered, %
LR2	24%	2%	0%
LR1	12%	0%	0%
MR	5%	0%	0%
Handysize	5%	0%	0%
Total	9%	0%	0%

	2020	2021	2022
Covered days
LR2	1,006	69	-
LR1	397	-	-
MR	941	-	-
Handysize	32	-	-
Total	2,376	69	-

	2020	2021	2022
Coverage rates, USD/day
LR2	21,905	15,294	-
LR1	24,433	-	-
MR	24,248	-	-
Handysize	32,531	-	-
Total	23,399	15,294	-
Fair value of freight rate contracts that are mark-to-market in the income statement (USDm):
Contracts not included above: USD -0.3m
Contracts included above: USD 0.0m

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

Statement By The Executive Director

TORM’s commercial performance has again in 2019 been among the best within our peer group. I believe this ability is due to our in-house operational One TORM platform which among other things allows us to manage our cost at low break-even levels. Preparing for the IMO 2020 sulfur regulation has been an ongoing effort throughout 2019, and already in the first quarter of 2020 we are seeing the benefits of our preparations through captured freight rate premiums on our 30 scrubber-fitted vessels.
Mr. Jacob Meldgaard, Executive Director

In 2019, TORM successfully navigated a volatile product tanker market that was impacted by the refining industry’s preparations for the IMO 2020 sulfur regulation. TORM’s results in 2019 were enhanced by our strong operational focus and our focus on maintaining efficient operations and a low cost base.

The product tanker market strengthened notably following a significant increase in crude tanker rates due to attacks on Saudi Arabian oil facilities. This increase accelerated dramatically after the US imposed sanctions on two subsidiaries of China’s COSCO Shipping. The last three months of 2019 provided a significant recovery for the broader tanker market supporting TORM’s earnings. For the full year 2019, TORM’s product tanker fleet realized average Time Charter Equivalent (TCE) earnings of USD/day 16,526. The multi-year highs at the end of 2019 continued into 2020, positively impacted by the IMO 2020 sulfur regulation. But the market was also negatively impacted by the global COVID-19 outbreak.
The first half of 2019 was impacted by the refining industry’s preparations for the IMO 2020 sulfur regulation. Refinery maintenance was pronounced, and coupled with a series of unplanned outages, the volume of global refinery capacity that was offline was 24% higher in the second quarter of 2019 compared to the same period in 2018. In particular, a heavy refinery maintenance season in Asia caused long-haul diesel flows to drop significantly from the record levels seen in the first quarter of 2019. As the year progressed, geopolitical tensions were brought to the forefront with attacks on vessels near the Strait of Hormuz and the subsequent attack on Saudi Arabia’s crude oil facilities. Although the effect was temporary, and most of the affected capacity was restored promptly, Saudi Arabia cut runs at several refineries in order to meet its crude export contracts. This resulted in a decline in product exports, with naphtha flows to the Far East being affected.

STRONG TANKER RATES
Tanker rates surged at the start of the fourth quarter of 2019 when the US imposed sanctions on two subsidiaries of China’s COSCO Shipping. The reaction to the sanctions was first seen in the crude tanker sector, where rates increased to the highest levels seen since 2008. The positive sentiment carried over into the product tanker segment, where rates for all vessel classes increased sharply before retreating to levels that still remained elevated. The dramatic rise in crude tanker rates also caused around 15% of the LR2 fleet trading in clean petroleum products to switch to crude, which will help to sustain product tanker rates over the medium term.

Statement By The Executive Director

WELL PREPARED FOR IMO 2020
In preparation for the IMO 2020 sulfur regulation, TORM has committed to order a total of 49 scrubbers, meaning that slightly more than half of our fleet will be equipped with scrubbers by the end of the first half of 2020. As the new regulation has been implemented, the business case for installing scrubbers has proven itself as the price spread between 0.5% compliant fuel and high sulfur fuel oil is at levels strongly supporting the investment case. We believe that our balanced approach provides us with flexibility but also ensures exposure to the economic benefits of scrubbers. Our remaining fleet was prepared and customized to using compliant fuel prior to 31 December 2019.

OPERATIONAL PERFORMANCE
Throughout 2019, TORM continued to focus on optimizing our fleet and operational performance to further pursue our goal of serving as the Reference Company in the product tanker industry. To that end, TORM has reduced the expenditure related to the operation of the vessels (OPEX) through continued focus on optimization and planning of the vessels’ repair and maintenance schedules. This has been achieved, while remaining very competitive on a TCE level through focus on the geographical positioning of the vessels.

The strong relative operational performance is supported by the ongoing development of the One TORM integrated in-house commercial and technical management to ensure a flexible business approach that optimizes performance while maintaining a proper trade-off between maximizing TCE and minimizing cost. Further, the integrated nature of TORM's business model provides transparency and additional alignment of management and shareholder interests, thereby mitigating the potential for actual or perceived conflicts of interest with related parties. To further support the strong operational performance, TORM has continued focus on digitalization and enhancement of business intelligence to monitor the market and company-specific metrics.

ONE TORM SAFETY CULTURE
In line with the Company’s strategic focus on safety performance, TORM continued to promote the safety culture program One TORM Safety Culture – driving resilience in 2019. The purpose of the program is to continuously strengthen TORM’s safety culture beyond mere compliance.

CLIMATE AND ENVIRONMENTAL EFFORTS
In 2009, TORM signed the UN Global Compact as the first shipping company in Denmark to commit to the internationally recognized set of principles regarding health, safety, labor rights, environmental protection and anti-corruption. TORM has decided to have specific focus on Sustainable Development Goal (SDG) no. 4 Quality Education and on SDG no. 13 Climate Action, as these directly link to the Company’s current corporate activities. These two areas are not only material to the Company and its stakeholders, the efforts and initiatives also make good business sense to TORM. As such, TORM sees its commitment to contributing to and reporting on the SDGs as a natural progression of its commitment to the UN Global Compact.

In September 2019, TORM signed up for the Getting to Zero Coalition. TORM has decided to be an active member supporting the efforts to make commercially viable zero-emission vessels a scalable reality by 2030. The initiative is supported by leading stakeholders from the maritime industry and the fuel value chain in addition to other large international corporations within sectors spanning wider than shipping. Our support to the coalition also enables us to be agile if changes are made to the climate and environmental regulation in the future.

The Strategic Report on pages 3-61 has been prepared in accordance with the requirements of the Companies Act 2006 and is approved and signed on behalf of the Board of Directors.

Mr. Jacob Meldgaard
Executive Director

Strategic Ambition and Business Model

TORM’s focus on operational improvement and integration is illustrated by TORM’s higher MR TCE earnings when compared to peers.
Long-lasting industry relationships and a strong capital structure drive fleet renewal and upgrades with a fully funded newbuilding program.
TORM’s proactive actions to comply with the IMO 2020 sulfur regulation include scrubber investments and the establishment of a scrubber joint partnership.

TANKER OWNER AND OPERATOR
TORM is a leading product tanker company with an owned fleet of 67 vessels on the water, 11 vessels under a sale and leaseback arrangement and three newbuildings as of 11 March 2020. TORM is active within all larger product tanker segments (LR2, LR1, MR and Handysize). This enables TORM to meet customer demand, as global customers have transportation requirements across various vessel classes. TORM is well positioned to take advantage of the promising long-term market supply and demand fundamentals by utilizing its extensive experience and expertise as a product tanker operator.

TORM’s chartering strategy is to employ the fleet primarily in the spot market, where the Company can optimize earnings from voyage to voyage. TORM may seek to employ some of its vessels on longer-term time charter-out contracts if customer needs and expected returns are compelling. Due to the large scale of TORM’s fleet, TORM will only enter into long-term charter-in commitments on a case-by-case assessment and only to the extent they are likely to result in profit.

The Company believes that ownership of vessels combined with TORM’s integrated platform provides a level of control that is essential for ensuring the maximum amount of flexibility and earning power. At the same time, short-term charter-in agreements (less than 12 months) are consistently evaluated on an opportunistic basis as part of TORM’s active spot-oriented market approach.

SELECTIVE FLEET RENEWAL AND GROWTH
TORM may selectively grow its tanker fleet and serve as a consolidator in the tanker segment if the right opportunities arise. TORM’s sale and purchase activities are conducted by our in-house team that leverages relationships with shipbrokers, shipyards, financial institutions and shipowners.

TORM is continuously assessing opportunities to optimize asset management through acquiring attractive high-specification second-hand product tankers that will be franchise-enhancing and financially accretive. TORM also selectively pursues newbuilding programs with high-quality shipyards when newbuilding contracts provide higher expected return, or if the second-hand market has insufficient supply of vessels that meet TORM’s customer requirements. In 2019, TORM acquired four additional second-hand vessels at attractive price points below the market benchmarks. In January 2020, TORM made an additional purchase of two fuel-efficient dual-fuel-ready LR2 newbuildings with scrubbers. The vessels will be delivered in the fourth quarter of 2021.

The specific acquisition criteria for newbuildings and second-hand vessels include:
•	Price point attractiveness
•	Complementarity to the current fleet
•	Vessel quality level and origin (quality yard)
•	Operational characteristics including main engine design, bunker consumption and cargo intake

TORM will from time to time sell vessels that no longer fit the commercial strategy, or if the price point is deemed attractive. During 2019, TORM sold eight older vessels.

TORM’s in-house technical management has significant experience in newbuilding projects from design to delivery. As of 11 March 2020, TORM’s newbuilding program consists of one MR vessel with expected delivery in the second quarter of 2020 and two LR2 vessels with expected delivery in the fourth quarter of 2021. In addition, TORM has taken delivery of two LR1 and six MR newbuildings since January 2019.

Strategic Ambition and Business Model

SOLID CAPITAL STRUCTURE
TORM has a solid capital structure combined with a strong liquidity position, a fully funded newbuilding program, no near-term debt maturities and limited off-balance sheet charter-in commitments. The Company has an attractive debt profile with favorable interest rates, amortization schedules and covenants.

TORM’s capital structure supports a spot employment strategy and also enhances the Company’s financial and strategic flexibility. In addition, balance sheet strength creates a competitive advantage when pursuing vessel acquisitions, as counterparties prefer well-capitalized companies. TORM plans to finance its business and fleet growth with a combination of operating cash flows, cash-on-hand as well as financing from lenders and the capital markets. In early 2020, TORM obtained commitment from leading ship lending banks for two separate term facilities and a revolving credit facility of up to a total of USD 496m. These facilities replace four term loans and TORM’s existing revolving credit facility that all together on a fully drawn basis cover USD 502m in debt. Following the refinancing, TORM does not have any major debt maturities until 2026. Secured bank financing remains the preferred source of debt funding for TORM, but recent leasing structures reflect TORM’s broad access to various sources of competitive financing. To support the capital structure, TORM works towards improving the liquidity in the Company’s share to attract a broader investor base. TORM is continuously marketing the share towards investors via investor roadshow activities, conference participation and panel discussions. In addition, TORM listed its share on Nasdaq in New York in 2017, thereby providing access to a broader base of potential investors. In February 2019, TORM plc’s USD 250m universal shelf registration on Form F-3 became effective with the Securities and Exchange Commission.

ONE TORM – INTEGRATED OPERATING PLATFORM
TORM’s fleet is managed cost-efficiently and effectively by the in-house commercial and technical management teams, which have an industry reputation for strong commercial performance, safety and operational expertise. Within the One TORM platform, TORM’s employees ensure the high quality of the fleet required by our customers under their strict vetting criteria. TORM believes that the largest customers prefer an integrated operating model as it provides them with better accountability and insight into safety and vessel performance. Within the One TORM platform, digitalization and enhancement of business intelligence are key focus areas in order to optimize vessel performance.

The integrated nature of TORM’s operating platform provides transparency and additional alignment of management and shareholder interests, which mitigates the potential for actual or perceived conflicts of interest with related parties. In addition, it allows for closer control over operating expenses. This is also seen in our competitive OPEX of USD/day 6,371 in 2019.

TORM’s large diverse fleet of well-maintained product tankers gives the Company the advantages of scale both commercially and in terms of cost-efficiency compared to smaller product tanker owners. The Company’s Management believes that the combination of well-maintained vessels, a presence in all product tanker segments and an integrated operating platform provides the commercial management team with enhanced flexibility and responsiveness to customer demands. As a result,

TORM has consistently delivered MR TCE earnings and cash flows above industry average.

TORM’s integrated model includes a strategic focus on safety performance. In line with the Company’s strategic focus on safety performance, TORM continued to promote the safety culture program One TORM Safety Culture – driving resilience in 2019. The purpose of the program is to continuously strengthen TORM’s safety culture beyond mere compliance. This reflects TORM’s belief that profitability and safety are not mutually exclusive.

It is a key priority for TORM, as a Reference Company in the industry, to minimize pollution of the seas and the atmosphere. Thus, TORM has strong focus on reducing fuel consumption and CO2 emissions as this is not only good for the environment but also for TORM’s business. This is achieved through committed focus on optimal performance, and industry collaboration.

TORM has identified a number of strategic Key Performance Indicators (KPIs) that the Company believes are vital for the fulfillment of its strategic goals. These strategic KPIs are described on page 31.

Strategic Ambition and Business Model

Value Chain in Oil Transportation

The global oil industry includes a range of activities and processes which contribute to the transformation of primary petroleum resources into usable end products for industrial and private customers.

The value chain begins with the identification and subsequent exploration of productive petroleum fields. The unrefined crude oil is transported from the production area to refinery facilities by crude oil tankers, pipelines, road and rail.

TORM is primarily involved in the transportation of refined oil products from the refineries to the end user. In addition to clean products, TORM uses some of its vessels for transportation of residual fuels from the refineries as well as crude oil directly from the production field to the refinery. These fuel types are commonly referred to as dirty petroleum products, as extensive cleaning of the vessel’s cargo tanks is required before a vessel can transport clean products again.

In 2019, 95% of TORM's turnover was generated from clean products transportation.

TORM’s integrated operating platform with in-house technical and commercial management enhances responsiveness to customers’ demands and allows TORM to generate value for stakeholders as well as for the Company.

The long-term success of the Company is dependent on TORM’s ability to provide safe and reliable transportation services. In addition to the items explicitly stated in the financial statements, the long-term success of the Company further builds on the intellectual property of the workforce at TORM and the relationship and cooperation with external stakeholders such as oil traders, state-owned oil companies, oil majors, financial institutions, shipyards, brokers and governmental agencies.

TORM values the relationship with its key stakeholders and aims at conducting business for the benefit of the Company’s shareholders and other stakeholders. TORM has supported the UN Global Compact since 2009 and is committed to supporting the UN Sustainable Development Goals. TORM was the first shipping company in Denmark to commit to the internationally recognized set of principles.

Market
The interaction with key stakeholders is described on pages 19-21 under “Strategic Ambition and Business Model”. For more information on broader value generation and TORM’s Corporate Social Responsibility (CSR) policy, please see pages 49-60.

The Product Tanker Market

Despite volatility, average product tanker earnings in 2019 reached the highest levels since 2015.
Looking ahead, the product tanker market is supported by positive demand developments and limited supply growth.

2019 PRODUCT MARKET
After strong rates at the start of the year, the product tanker market softened through the second and third quarters, before posting a strong recovery in the fourth quarter with freight rates for larger vessels peaking at levels not seen since 2008.

Demand for oil products was negatively affected by general macroeconomic weakness, resulting in subdued oil demand growth. This together with new refining capacity entering the market kept refinery margins generally under pressure, notwithstanding temporary margin hikes. Refinery margins deteriorated, especially in Asia, due to slower oil demand growth, new refineries ramping up production and the region’s typical crude diet becoming more expensive relative to other benchmark regions.

Product tanker freight rates started the year at strong levels supported by open long-haul arbitrage trades and a more supportive supply side after a considerable number of LR2 vessels had switched to the dirty market at the end of 2018. On the other side, strong diesel arbitrage economics between the East and the West incentivized a high number of newbuilt crude tankers to carry clean petroleum products on their maiden voyage from the East to the West. This was further intensified by a frontloaded crude tanker newbuilding program for 2019, with deliveries in the first quarter being particularly high.

Product tanker rates softened nevertheless as spring refinery maintenance gained pace and narrowed the arbitrage opportunities. Refinery maintenance was not only particularly heavy in 2019, but it also stretched over a longer period than normal, not peaking until May. The particularly heavy spring refinery maintenance in 2019 was influenced by the refineries’ preparations for the IMO 2020 marine fuel shift. In several regions, planned refinery maintenance was coupled with series of unplanned outages and economic run cuts amid lower-than-average refinery margins. For example, a crude oil contamination in the Druzhba pipeline in Russia disrupted work at several European refineries. In the US, outages at a number of gasoline-producing units and the closure of the largest refinery on the US East Coast supported transatlantic and transpacific gasoline flows.

The Product Tanker Market

Towards the end of the third quarter, the tanker market was shaken by attacks on Saudi Arabia’s oil facilities and the imposition of US sanctions on two subsidiaries of China’s COSCO Shipping, with the latter affecting around 4% of the global VLCC fleet. This initially sent crude tanker rates to highs not seen since 2008, further spreading to the product tanker market with the impact especially pronounced in the larger segments. The strong reaction of the crude tanker freight rates encouraged several LR2 vessels to switch into dirty trades at the end of the third quarter, during the fourth quarter and into the first months of 2020. This corresponded to a drop in clean-trading LR2 capacity of around 15% and was further supported by a temporary removal of vessels for scrubber retrofitting, which gained pace in the second half of the year. In addition, crude tanker cannibalization eased in the second half of the year as the crude market improved and newbuilding deliveries decreased.

After the initial strong surge in product tanker freight rates, the rates underwent a downward correction yet remaining at strong levels, with rates in the fourth quarter being the highest since the third quarter of 2015. Rates were supported by seasonal demand and multiple open product arbitrage opportunities. Indian diesel exports to the western hemisphere showed strong momentum. Similarly, gasoline flows from Europe to the Middle East and West Africa picked up. Naphtha arbitrage flows from the West to the East reached a 6-month high in November-December. New refinery capacity ramping up in China continued to support the country’s product exports.

With an improved freight market, vessel values continued to increase. Asset prices on second-hand product tankers climbed by 9% for modern MR tonnage and 24% for modern LR2 tonnage (source: Clarksons).

Strong freight rates carried over into the start of 2020, as LR2 vessels continued to shift to dirty trades and vessel availability was reduced by scrubber retrofits. However, the start of a heavy refinery maintenance in the Middle East and a weakening sentiment due to removal of the COSCO sanctions and the outbreak of the COVID-19 in particular weighted on the crude and product tanker markets.

TORM
The value of TORM's fleet measured by broker values increased by 6% during 2019 (when adjusted for vessels acquired and sold during 2019).

In 2019, TORM achieved a gross profit of USD 252m (2018: USD 169m). The increase from 2018 was driven by higher freight rates. TORM’s product tanker fleet realized TCE earnings of USD/day 16,526, up 27% year on year, with the LR2 segment at USD/day 19,730, the LR1 segment at USD/day 17,102, the MR segment at USD/day 15,840 and the Handysize segment at USD/day 14,965.

During 2019, TORM took delivery of five MR vessels from Guangzhou Shipyard International (GSI) all equipped with a scrubber. In January 2020, TORM made an additional purchase of two fuel- efficient dual-fuel-ready LR2 newbuildings with scrubbers.

ORDER BOOK
As of 31 December 2019
	Fleet 31.12.2018	Delivered in 2019	Recycled in 2019	Fleet 31.12.2019	Order book for 2020-2022	Order book as % of end-2019 fleet
LR2	358	26	0	384	39	10%
LR1	364	12	4	372	8	2%
MR	1,646	88	14	1,720	154	9%
Handysize	720	26	8	738	22	3%
Total	3,088	152	26	3,214	223	7%

The Product Tanker Market

As of 11 March 2020, TORM has taken delivery of three additional newbuildings from GSI – one MR vessel and two LR1 vessels. One remaining MR newbuilding is expected to be delivered in April 2020, and two LR2 vessels are expected to be delivered in the fourth quarter of 2021.

At the end of 2019, TORM operated a fleet of 76 vessels on the water, of which 65 are fully owned and 11 are financial leaseback.

MARKET DRIVERS AND OUTLOOK
Tonnage supply
In 2019, the global product tanker fleet grew by 4.7% in terms of capacity (4.1% in terms of number of vessels). This was up from 2.4% in 2018, which was the lowest growth in more than 20 years. Vessel deliveries increased in all segments. Fleet growth ranged from 7.3% for the LR2 segment, 2.2% for the LR1 segment,
4.5% for the MR segment and 2.5% for the Handysize segment. However, effective tonnage supply growth was reduced by the LR2 net migration to the dirty market as well as temporary removal of vessels from the market for scrubber retrofitting, with the latter reportedly experiencing delays compared to initially planned timelines.
4.7%
Product tanker fleet growth
The number of newbuilding orders placed in 2019 remained at similar levels as in 2018, thus remaining below the ten-year average level. A total of 87 product tankers were ordered in 2019 compared to an annual average of 118 over the past decade. The MR segment accounted for the majority of orders with 62 units contracted, while the number of LR2 vessels ordered was 23. At the end of 2019, the existing order book for deliveries in 2020-2022 totaled 223 units (corresponding to 6.9% of the current fleet), including 39 LR2 vessels, 8 LR1 vessels, 154 MR vessels and 22 Handysize vessels.

Taking into account lead time in production, TORM anticipates limited ordering of new product tankers with delivery before the end of 2021. Along with improvements on the freight market, TORM expects ordering activity in 2020 to increase from the relatively low levels seen in the last couple of years. Nevertheless, the ordering activity is expected to remain below the peaks seen in the previous years underpinned by uncertainty around requirements for vessel propulsion systems in the future.

Around 1.2m dwt of product tanker capacity was recycled in 2019, corresponding to approximately 0.7% of the fleet capacity as of the end of 2018. This was down from 2.2m dwt in the previous year. TORM estimates that approximately 3% of the existing capacity of the global fleet will be phased out or recycled during 2020-2022, as these vessels reach an age where trading possibilities are limited.
With a historically low order book and low probability of over-ordering in the coming years, TORM expects the net product tanker fleet capacity to grow by a compound annual rate of approximately 3% during 2020-2022.

Tonnage demand
With a slowdown in several major consuming regions and countries, the global demand for oil products grew by 0.9 mb/d in 2019 (source: IEA OMR February 2020). Looking at individual products, diesel demand was affected by weak global industrial performance, while LPG continued to replace naphtha in the petrochemical industry especially in the OECD countries. In 2020, global oil demand is projected to grow by around 0.8 mb/d, the lowest since 2011, as the outbreak of the COVID-19 and the widespread shutdown of the Chinese economy are expected to have shaved off around 0.4 mb/d of the global growth (source: IEA OMR February 2020). Nevertheless, the sharp decline in oil demand in China in the first quarter of the year (and the corresponding cut in refinery runs) is expected to be followed by a rebound that is likely to be supported by additional government stimulus measures.

Clean petroleum product inventories, which were contributing to the market weakness in the previous three years, normalized at historical levels in 2019. This removed some of the headwinds from the product tanker market recovery.

The Product Tanker Market

In 2020, the market will be affected by the IMO 2020 sulfur regulation. TORM expects that the shift towards low sulfur fuels could lead to an increase of up to 1 mb/d in demand for diesel/gasoil as a low sulfur bunker fuel or as a feedstock for the latter. This, in turn, is expected to lead to higher interregional trade with clean petroleum products, which will support the product tanker market. The regions that are diesel net exporters already today have more flexibility to increase diesel production compared to net importing regions, leading to additional demand for large- and medium-sized product tankers. For example, new refining capacity comes online in Asia and the Middle East, while the complex refining system in the US Gulf allows the region to a higher degree to take advantage of the cheaper excess high sulfur fuel oil (HSFO) in producing cleaner fuels such as gasoline and diesel/gasoil. The latter development was already clearly visible in the last months of 2019, with increasing flows of HSFO from Russia to the US Gulf refining hub. On top of increased interregional trades, demand for smaller vessels is expected to increase for intraregional redistribution of new bunker fuels.

The initial evidence from the IMO 2020 effects shows that in the first month of the implementation of the new sulfur rules, uptake of very low sulfur fuel oil (VLSFO) in Singapore, the world’s largest bunkering hub, increased strongly as owners rushed to shift to new compliant fuels and test the available VLSFO supplies. This development continued into the first month of 2020, leaving gains in marine gas oil (MGO) demand relatively limited. However, the price difference between MGO and VLSFO has been very low or even negative so far this year, which has reportedly led to several vessel owners in Europe opting for MGO instead of VLSFO. Also, the VLSFO availability could be lower during the summer months when a stronger gasoline market increasingly competes for feedstocks.

On the tonnage supply side, the temporary removal of vessels from the market for scrubber retrofitting that already started in 2019 will continue in 2020, thereby supporting the market.

Over the longer term, global refinery capacity additions will exceed the growth in oil demand, adding to the already existing oversupply of the global refining capacity. While new refining capacity is primarily located in Asia and the Middle East, the competitive pressure on older and less efficient refineries in regions such as Europe and South America will thus increase.

The Product Tanker Market

For the European refineries, this effect will be aggravated by increased difficulties in finding export markets for the region’s excess gasoline, as fuel efficiency gains in regions like North America and new refining capacity coming online in West Africa will reduce demand from the traditional gasoline outlets. Despite refinery capacity addition in Asia and slower demand growth compared to previous years, the regions’ naphtha deficit is expected to increase, thereby supporting long-haul product tanker trade.

Subsequently, TORM expects the product tanker ton-mile demand on main trade routes to grow by a compound annual rate of around 4 % during 2020-2022, driven by a shift in demand for marine bunkers towards cleaner fuels and trends in geographical refinery relocation. Generally, positive trends on the product tanker demand side combined with limited tonnage supply growth support a positive freight market development in the next three-year period, although market volatility is expected.

For further details on factors most likely to change this outlook in either a negative or a positive direction, please see “Outlook” section on pages 14-16.

imo 2020 sulfur regulation

REGULATION
In October 2016, IMO’s Marine Environment Protection Committee (MEPC) announced that as of 1 January 2020, the global limit for sulfur emissions from fuel oil used on board vessels operating outside designated emission control areas will be reduced from 3.5% to 0.5%. This will significantly reduce the amount of sulfur oxides emanating from vessels and should have major health and environmental benefits for the world.

There are two relevant methods for TORM vessels to comply with the new sulfur regulation:
Install an exhaust gas cleaning system, also known as a “scrubber”, which is designed to remove sulfur oxides from a vessel’s engine and boiler exhaust gases, or use compliant fuel with a sulfur content level below 0.5%

TORM IMO 2020 SULFUR LIMIT PREPARATIONS
TORM has been preparing for the sulfur regulation since 2016, when the first internal sulfur compliance working team was established. The work has included committed scrubber installations including pilot installations and a joint venture with a scrubber production facility. In addition, TORM ensured that the remaining fleet would be in compliance by 1 January 2020.

Committed scrubber installations
TORM has committed to install 49 scrubbers on both newbuildings and second-hand vessel and has already installed 30 scrubbers as of 11 March 2020. These scrubbers are installed on two LR2, six LR1 and 22 MR vessels based on a business case and technical and commercial considerations.

Scrubber partnership
In order to secure availability of scrubbers and to forge a closer relationship with the China State Shipbuilding Corporation (CSSC) yard group, TORM established a joint venture in 2018 with Guangzhou Shipyard International, which is part of the CSSC group, and ME Production, a leading scrubber manufacturer. TORM holds an ownership stake of 27.5% in the joint venture: ME Production China.

The main benefits to TORM have been increased flexibility to secure scrubber production slots. In addition, if the partnership continues to prove successful, TORM will generate an additional income stream.

ME Production China’s production of scrubbers commenced in November 2018, and the company will deliver a total of 43 scrubbers to TORM.

Scrubber experiences
Throughout 2019, TORM has gained valuable experience from using and installing scrubbers through the pilot scrubber installations on TORM Hilde and TORM Lene. Further knowledge has been gained from the additional 18 scrubber installations that have taken place in the second half of 2019 on both newbuildings and vessels on the water. These installations have helped TORM to be fully able to use the scrubbers from 1 January 2020.

imo 2020 sulfur regulation

0.5% compliant fuel readiness for remaining fleet
In early 2019, TORM initiated an internal working group to ensure that the remaining TORM fleet without scrubbers would be in full compliance with the IMO 2020 sulfur regulation by using compliant fuel.

This work included the emptying and cleaning of tanks and investigating potential tank modifications as well as testing, assessing and evaluating the specifications of the new 0.5% compliant fuels including determining the commingling ability. In the second half of 2019, there was also focus on training the crew to handle the new fuels and ensuring that the vessels switched over to the new 0.5% compliant fuel as late in December 2019 as possible in order to save fuel costs.

On a global scale, published data on bunker sales shows that the shift from high sulfur fuel oil (HSFO) to low sulfur fuel oil (VLSFO) took off in the last months of 2019, as vessel operators were taking measures to prepare for the IMO 2020 sulfur regulation. In one of the largest bunker hubs, Singapore, the HSFO market share dropped to barely 28% in December from 85% in September. It was primarily VLSFO that replaced HSFO, reaching a market share of 59% from just 4% three months earlier, when the shipping industry was testing the new compliant fuel. Initial gains in marine gas oil (MGO) demand were less pronounced, reaching an 12% market share, which was nevertheless up from 7% at the start of 2019 and has a potential to increase further when VLSFO inventories ran down and its supply is limited due to feedstock competition for the gasoline pool.

A strong increase in VLSFO demand in the last quarter of 2019 coupled with logistical challenges at a number of bunkering ports supported VLSFO prices, resulting in VLSFO-HSFO spot spreads in Rotterdam reaching new highs of above USD 300 per ton. In Singapore, VLSFO even reached a premium to the MGO price in December. In the first week of 2020, the VLSFO-HSFO forward spread for the calendar year 2020 peaked at around USD 275 per ton. The recent COVID-19 outbreak and the accompanying fall in the crude oil price have caused the VLSFO-HSFO spot and forward spreads to fall to new lows as the HSFO has recently been linked to the crude oil price while the new VLSFO product has decreased even further. The spot spread as of 5 March 2020 was USD 109 per ton while the 2021 forward spread was USD 151 per ton. With these spreads, TORM’s scrubber investment has a payback time well below three years.

OFFICES
TRADE ROUTES
ENHANCED IMO 2020
TRADE ROUTES
Transatlantic trade
Gasoline from Europe to the US and diesel from the US to Europe
Arabian Gulf & India to Europe
Jet fuel and diesel
South Korea to California
Jet fuel
Intra-Americas
Diesel, gasoline and jet fuel trading in the Americas
Europe & Arabian Gulf to the Far East
Far East petrochemical industry is reliant on naphtha imports
Europe & US to West Africa
Gasoline and diesel imports
Intra-Asia
Intraregional trading in various refined oil products
HELLERUP
DENMARK
LONDON
UK
HOUSTON
USA
NEW DELHI
INDIA
MUMBAI
INDIA
SINGAPORE
SINGAPORE
MAKATI CITY
PHILIPPINES
CEBU CITY
PHILIPPINES
WITH EIGHT OFFICES AROUND THE WORLD, TORM IS OPEN
24/7
INTERNATIONAL DATE LINE
UTC -10
UTC -9
UTC -8
UTC -7
UTC -6
UTC -5
UTC -4
UTC -3
UTC -2
UTC -1
UTC
UTC +1
UTC +2
UTC +3
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UTC +5
UTC +6
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UTC +9
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UTC -12
UTC -11

Key Performance Indicators

For TORM to be considered the Reference Company, TORM assesses the Company’s performance across a wide range of measures and indicators against strategic targets.

MR TCE Earnings USD/day	Lost Time Accident Frequency (LTAF)	Adjusted Return on Invested Capital (RoIC)	Fuel Efficiency Improvement
2019: 15,840 2018: 12,847	2019: 0.42 2018: 0.47	2019: 4.9% 2018: 0.1%	2019: 9.3% 2018: 6.9%
In 2019, TORM’s commercial performance has consistently been among the best within its peer group. This can be accredited to the Company’s well-maintained ﬂeet and the integrated operating platform.

This combination provides TORM’s commercial management team with the ﬂexibility and responsiveness to meet customer demands, thereby enabling TORM to outperform available earning benchmarks.

In 2019, TORM achieved MR TCE earnings of USD/day 15,840 up from USD/day 12,847 in 2018 due to the One TORM platform and the general market development.

In line with the Company’s strategic focus on safety performance, TORM continued to promote the safety culture program One TORM Safety Culture – driving resilience in 2019.

LTAF is an indicator of serious work-related personal injuries that result in more than one day off work per million work hours. The deﬁnition of LTAF follows standard practice among shipping companies.

During 2019, TORM had an improvement of LTAF to 0.42 compared to 0.47 in 2018.

Adjusted RoIC illustrates TORM’s ability to generate shareholder value from the capital invested in TORM. It is deﬁned as the net operating proﬁt after tax (excluding impairment charges or reversals) divided by the invested capital over the same period (excluding impairment charges).

In 2019, TORM achieved an adjusted RoIC of 4.9% compared to 0.1% in 2018. The increase in RoIC from 2018 to 2019 is driven by higher freight rates.

This KPI reﬂects that although the average age of TORM’s ﬂeet is approximately 11 years, TORM is still able to generate a very attractive RoIC compared to its peers.

Fuel efficiency improvement illustrates TORM's continued strong focus on reducing fuel consumption and the efforts made in this area.

In 2018, TORM improved fuel efficiency by 6.9% compared to a 2015 baseline figure. In 2019, TORM has continued its efforts and achieved further improvements bringing the fuel efficiency to 9.3% compared to the 2015 baseline. This impressive reduction is a testimony to the strengths of our One TORM platform.

The Torm fleet
as of 11 March 2020

LR2
Long Range 2 vessels are the largest vessels in TORM’s fleet. They are typically employed on longer trade routes, including naphtha transportation from the Middle East to the Far East and diesel from the eastern hemisphere into the Atlantic. 12 vessels are currently on the water, and two newbuildings are expected to be delivered in 2021.

MR
The Medium Range vessels are often referred to as the “workhorse” of the product tanker fleet. They cover more trade routes and, compared to the larger LR vessels, this vessel type has the flexibility to enter into more ports and cover shorter and coastal trades. A typical trade for MR vessels would be gasoline from Europe to the US East Coast.
55 vessels are currently on the water, and one newbuilding is expected to be delivered in the second quarter of 2020.

LR1
Long Range 1 vessels are typically employed on the same routes as LR2 vessels, but they also have the flexibility to cover trades and routes that are traditionally dominated by the smaller MR vessels. A typical LR1 trade could be diesel or jet fuel from the Middle East to Europe.

Handysize
Handysize vessels are the smallest vessels in TORM’s fleet. They are involved in more varied and typically shorter and coastal trade routes. Typical trades for a Handysize vessel include transportation of various clean petroleum products within Europe and in the Mediterranean.

TORM is present in all larger segments in the product tanker market with specific focus on the LR2, LR1 and MR segments as these three segments have the highest degree of synergies.

TORM’s fleet has increased from 75 vessels in December 2018 to 78 vessels on the water in March 2020. Two LR2 vessels and one MR vessel newbuilding are pending delivery in the second quarter of 2020 and in the fourth quarter of 2021. The change is primarily driven by our opportunistic approach to fleet renewal through disposal of older tonnage, acquisition of younger tonnage and modern second-hand vessels and contracting of newbuildings.

Risk Management

Spot-oriented trading strategy exposes TORM to freight rate volatility. The cyclical nature of the shipping industry can put pressure on TORM’s liquidity. With the current and integrated risk management, TORM is well positioned to pursue market opportunities.

RISK MANAGEMENT FRAMEWORK
TORM acknowledges that the Company faces a range of risks in doing business, and that the Company’s success depends on identifying, balancing and mitigating these as early as possible. TORM believes that a strong risk management framework is vital to protect the Company and to ensure that the Company is well positioned in key markets. Risk management is an integrated part of doing business in TORM. It enables transparency and insight into the risks related to the Company and provides a common risk framework, making it simpler to communicate and take decisions.

On an annual basis, TORM conducts an Enterprise Risk Management process, during which the critical risks facing the Company are identified, assessed and discussed by TORM’s Senior Management Team and subsequently approved by the Risk Committee. In between the annual Enterprise Risk Management processes, TORM assesses the identified critical risks to reconfirm and iterate TORM’s view on the risks.
Risk & Review
The objective is that TORM and its shareholders are adequately rewarded for accepting risk, and that the governance structure tailored to oversee risk management is in place. This is to ensure that risks related to core and non-core activities are mitigated to the extent desired. TORM’s risk management framework seeks to provide reasonable assurance that business objectives can be achieved and obligations towards customers, shareholders and employees can be met.

RISK MEASURE
Risks are assessed based on a two-dimensional heat map rating system that estimates the consequence of a risk based on financials or reputation and the likelihood of that risk materializing. Risk likelihood and consequence is considered based on the immediate strategic window of the coming 12 months.

GOVERNANCE
TORM’s risk management approach emphasizes Management accountability and oversight. Identified risks are analyzed, discussed, and responsibility is assigned to the Senior Management Team member most suited to manage the risk. Assigned owners are required to continually monitor risk, implement and maintain mitigating actions and evaluate and report on risks for which they bear responsibility.

If the consequence of a risk exceeds the agreed risk tolerance, Management is required to assess if implementation of additional mitigation controls is necessary until the desired risk level is achieved. As part of the
Enterprise Risk Management process, risks are reviewed and challenged by the Risk Committee.

RISK ASSESSMENT PROCESS
TORM’s risk identification process involves that the risk department on an annual basis conducts risk interviews with heads of departments and senior management to identify principal risks. Identified risks are prioritized, challenged and approved by senior management as risk owners. This also includes the assessment of availability and effectiveness of mitigating actions taken to avoid or reduce the impact or occurrence of the underlying risks.

The identified risks in TORM are divided into three risk groups: “Potential Risks”, “Top Risks” and “Emerging Risks” in order to facilitate and clarify the type of action required for each risk.

Potential Risks are events that are not currently perceived having a significant adverse or unanticipated impact. TORM seeks to implement early warnings for monitoring if these risks begin to evolve. TORM typically develops long-term mitigation plans such as clearly defined mandates reducing risk exposure.

Risk Management

Identified risks include, among other things, exposure to financial derivatives, IT and cyber risk and counterparty credit risk.

Top Risks are defined as all events or developments that could significantly reduce TORM’s ability to sustain the long-term value of the Company and to meet the expectations of investors and lenders. Each risk is stress-tested including a consideration of the impact of a number of severe but plausible events that could impact the business. The work also takes into account the availability and likely effectiveness of mitigating actions that could be taken to avoid or reduce the impact or occurrence of the underlying risks. TORM executes monitoring plans and mitigation of these risks in order to ensure that the risks are aligned with the risk tolerance level. TORM’s Top Risks are depicted in the heat map on page 36. Please also see the table on pages 37-38 for a description of each of the risks in the heat map.

Emerging Risks are developing long-term risks which are often difficult to quantify. They usually also have a relatively low likelihood and are often driven by external factors. TORM aspires to be a sustainable company, which requires a long-term perspective on value creation. In the context of risk management, this means taking an active role in addressing risks related to long-term value creation. Risks and opportunities beyond the immediate strategy window are monitored by TORM’s Senior Management Team and incorporated in the corporate strategic planning. As part of the Enterprise Risk Management process, emerging risks are reported to the Risk Committee, facilitating a discussion and evaluation of mitigating activities to reduce the uncertainty.

TORM’S RISK APPETITE AND MAIN RISK EXPOSURE
The Senior Management Team and the Risk Committee discuss and decide on TORM’s risk appetite and risk tolerance to the Company’s principal risk exposures. TORM’s risk appetite and inherited exposure to principal risks is divided into three main categories as detailed below:

Industry and Market-Related Risks (“Risk Tolerant”)
TORM’s business is sensitive to changes in market-related risks such as changes in the global economic situation, changes in product tanker freight rates and changes in bunker prices. It remains a cornerstone of the Company’s strategy to actively pursue this type of risk by taking positions to benefit from fluctuations in freight rates.

Operational and Compliance Risks (“Risk Averse”)
Adequate management of operational and compliance risks within TORM’s risk tolerance limits is a prerequisite for TORM to succeed and comply with our strategy as a tanker owner and operator.

TORM aims to maintain its position as a quality operator with high focus on operating vessels in a safe and reliable manner. TORM constantly focuses on reducing potentially severe risks with respect to environment, health, safety and compliance. This is achieved by a strong integrated platform, where cross-functional collaboration ensures that rigorous procedures and standardized controls are maintained to the highest quality.
Financial Risks (“Moderately Risk-Averse/Risk Neutral”)
Management believes that a prudent approach to financial risks benefits the Company the most. TORM’s global presence means that its financial position is exposed to a number of risk factors including interest rate, foreign exchange, credit and liquidity risks.

TORM’S CURRENT RISK PROFILE
The Board of Directors and the Senior Management Team confirm that they have carried out a robust assessment, under the new Governance Code, of the principal and emerging risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity and reputation.

The majority of risks are repeated from last year, albeit with slight adjustments. The key aspects of TORM’s current risk profile are summarized below:

•
Throughout 2019, TORM experienced continued volatility in the product tanker market. Given TORM’s spot orientated trading strategy, the Company is exposed to potentially adverse market conditions including those relating to the impact on freight rates caused by COVID-19; consequently, the market risk related to freight rates and bunker prices remains high.

Risk Management

•
TORM is exposed to cyclical asset prices, and consequently the market risk remains high within vessel sale and purchase activities. This risk is closely related to the freight rate risk, the liquidity risk and risks in the terms of funding. TORM has proven its ability to execute in the second-hand and newbuilding markets.

•
Risks within the Company’s immediate sphere of control, including technical costs, legal compliance and quality requirements from oil majors, have remained stable at a low level due to strong continuous focus, the integrated platform and efficient controls.

•	The risk of a severe vessel accident such as an environmental disaster or material and personal damage is deemed to be at the same level as last year.

•
Growing pressure from regulations to address climate-related matters, the most recent regulation being the IMO 2020 sulfur regulation. To address this risk TORM has made investments in installing scrubbers on vessels, but such investments may prove to be uncommercial depending on the price spread development of high-sulfur fuel versus low-sulfur fuel.

•
Following the conflict escalation and terrorism in the Strait of Hormuz, TORM has included maritime safety threat as a top risk. TORM’s Trading Restrictions Committee has oversight and mandate to advise vessels and management on how best to avoid and mitigate security threats.

•
Liquidity, breach of covenants and terms and sources of funding replace capital structure as top risks. The liquidity and breach of covenants risk is a consequence of the cyclical nature of the shipping industry that can put pressure on TORM’s liquidity and hence result in a breach of covenants if not managed to withstand periods of low profitability. This risk is deemed high, and mitigating activities include TORM’s conservative financial leverage and strong focus on liquidity requirements.

•
The terms and sources of funding risk is the inability to obtain equity or debt financing on attractive terms due to a narrower range of banks and investors being willing to support the shipping industry with the usual funding structures. Banks and investors are more focused on exposures with a perceived link to climate change. This risk is currently considered relatively low but is expected to develop as new regulation is introduced over the coming years.

TORM’s Top Risks and the changes compared to last year are depicted on page 36. A detailed description of each of the Top Risks is available on page 37-38.
For a more in-depth description of mandates and sensitivity analyses of the various risks, please see note 20 on pages 134-137.

EMERGING RISKS
TORM considers the main emerging risks to be:
Climate change
Like other ship operators TORM is subject to the impact of climate change on its business model. Independent studies generally forecast that demand for the products that TORM transports will remain robust over the short to medium term. However, the longer term future is difficult to predict given the wide range of potential outcomes associated with the many variables and varying emissions pathways. At the more extreme end, the consequences are potentially severe, with society likely to face transformational change across all scenarios. This makes climate change and the risk TORM faces broad in nature. Climate change is likely to have far-reaching consequences for TORM in the long term and to impact several areas of TORM’s core business activities. Below we have outlined additional emerging risk. All have elements directly related to climate change.

Peak oil demand
Industry-changing risks such as the substitution of oil for other energy sources and technological changes have the possibility to alter the landscape of the markets TORM serves and as such radically change transportation patterns. Longer term, this will likely have a negative impact on the tanker markets. The time at which oil demand will peak is highly uncertain. According to several prominent oil market observers, among others the International Energy Agency and WoodMackenzie, there is little reason to believe that once it does peak, the oil demand will fall sharply.

Risk Management

However TORM believes that the demand for oil and oil-related products will phase out over a longer period of time, which leaves TORM with time to adjust its business.	or acceleration of peak oil demand could impact the risk related to tanker freight rates.
Technology of vessels could impact the risk related to timing of sale and purchase of vessels as vessel values may decline, and the trend of TORM’s stakeholder becoming increasingly affected by climate change may increase the risk of insufficient access to financing.

Technology of vessels
External requirements from society to operate more environmentally friendly vessels pose a transition risk to TORM and other vessel owners as existing vessels may become obsolete earlier than initially expected. Both in terms of peak oil demand and technology of vessels, TORM is focusing on the long economic life of its assets. Customers will demand more clean vessels which could put pressure on vessel values and may render vessels to become redundant. TORM is already focusing on how to treat this asset risk.

Insufficient access to financing
The challenges of new regulation, such as the IMO 2020 sulfur regulation, IMO’s commitment to a 50% reduction of CO2 emissions and Basel IV are likely only the first step. Such regulation may result in an inability to obtain equity or debt financing on attractive terms, due to the lack of banks and investors available to shipping. Equity investors are selective and are increasingly seeking “green” investments. Banks have adopted the “Poseidon Principles” to ensure that lenders disclose and confront climate change. Navigating these new complex issues may turn out to be an opportunity for TORM to position itself as a Reference Company with an attractive profile for investors and banks.
As TORM’s emerging risks develop and become more tangible to the industry, they may impact several of the top risks outlined in the top risk heat map. In particular reduction

Risk Management

TOP RISKS

	Industry or market-related risks				Operational and compliance risks	
	A Tanker freight rates	**B Bunker price**	**C Timing of sale and purchase of vessels**	**D Oil major approval**	**E Severe vessel accidents**	**F Technical costs**
What is the risk?	The risk is sustained low tanker freight rates or inability to predict and act timely and accurately on freight rate developments.	The risk is unexpected and persistent bunker price increases that are not covered by corresponding freight rate increases.	The risk is purchasing and selling vessels timely relative to market developments and business requirements.	The risk is a sudden and unexpected breach in quality requirements of a single vessel or continuous decrease in quality across the fleet.	The risk is a severe vessel accident such as an environmental disaster or material or personal damage.	The risk is an unexpected surge in operating expenses driven by unmaintained vessels resulting in off-hire days.
What is the potential impact?	TORM's profitability will be negatively impacted in case of a distressed product tanker market.	Vulnerability to a sustained increase in bunker price and pass-through to charterers may not have immediate effect, meaning that TORM may bear the full effect of price increases.	TORM is exposed to cyclical asset prices and contracting new vessels at too high prices.	The risk of a partial ban of the TORM tanker fleet by one or more oil majors.	TORM's involvement in an environmental disaster will damage the Company's reputation and impair tradability with oil majors.	TORM's profitability will be negatively impacted by an increase in technical costs.
What are the mitigating activities?	TORM's spot-oriented strategy limits possible mitigation. Time charter-outs are considered when terms and pricing are deemed attractive, but only to a limited extent.	In general, TORM does not hedge future bunker expenses. When freight income is fixed for longer periods, TORM hedges future bunker exposures.	In-house sale and purchase team with relationships with brokers, yards, banks and shipowners. Vessel-by-vessel assessment to support decision-making.	TORM's integrated platform with in-house safety, technical and operational staff secures continued focus on quality and high vetting standards.	Disaster recovery plans for emergency situations are in place. Ongoing safety resilience program to enhance safety culture, including officers being trained as "safety ambassadors".	TORM's Technical Division is organized to be close to the vessels to ensure accountability and focus on identifying and handling risks early.

Risk Management

TOP RISKS

	Operational and compliance risks (continued)			Financial risks	
	G Legal compliance "incl. Code of conduct"	**H Environmental regulation**	**I Maritime safety threats**	**J Liquidity and breach of covenants**	**K Terms and sources of funding**
What is the risk?	The risk is legal or policy non-compliance or ethical misconduct. The risk consists of competition law, corruption, fraud and sanctions.	Growing pressure to address shipping's environmental footprint. This will likely result in new regulatory requirements as with the 2020 sulfur emission regulation.	The risk is to access or pass through vulnerable areas with political turmoil or known for piracy.	The risk that the cyclical nature of the shipping industry can put pressure on TORM's liquidity and hence result in a breach of covenants.	The risk is inability to obtain equity or debt financing on attractive terms due to a narrower range of banks and investors being willing to support the shipping industry with the usual funding structures.
What is the potential impact?	TORM's inability to comply with rules and regulations could lead to penalties, reputational damage or the inability to operate in key markets.	To comply with the regulation TORM has invested in scrubbers. An adverse development in the price spread between low-sulfur and high-sulfur fuel types may render the investment as sunk cost.	Events such as piracy and terrorism could result in injury to seafarers or vessel damage.	Sustained low freight rates could jeopardize the liquidity, lead to covenant breaches and hence inflict costs and lack of operational manoeuvrability.	Inability to grow the business or maintain the current average fleet age. TORM's long-term profitability will be negatively impacted.
What are the mitigating activities?	Compliance and awareness training is mandatory for all employees. Implementation of know-your-customer screening system.	Hedging Policy is in place to lock in the scrubber investment if future spread prices reach an attractive level.	TORM's Trading Restrictions Committee has oversight of security threats and decides how best to avoid and mitigate the risk.	Conservative financial leverage guided by short- and long-term cash flow forecasting with stress-testing of critical assumptions. Constantly maintaining a tangible catalogue of available liquidity enhancing initiatives.	TORM has a conservative capital structure profile and has access to multiple funding sources. In Q1 2020, TORM has made a significant refinancing and has hence no larger debt repayments until 2026.

FINANCIAL REVIEW 2019

FINANCIAL REVIEW FOR THE YEAR ENDED 31 DECEMBER 2019
TORM’s 2019 results were positively impacted by our strong commercial performance. The performance has generated cash from operations of USD 171m, enhanced TORM’s capital structure and decreased the loan-to-value. TORM benefited from a series of financing transactions concluded over the past several months, and with the recent refinancing TORM has no major debt maturities until 2026, strengthening our financial and strategic flexibility.
Kim Balle, CFO

Financial review for the year ended 31 December 2019

FINANCIAL RESULTS
In 2019, TORM’s activities resulted in a net profit of USD 166m resulting in earnings per share (EPS) of USD 2.24 in 2019 compared to a loss per share (EPS) of USD 0.48 in 2018. The higher result in 2019 was mainly due to an impairment reversal of USD 120m combined with increasing freight rates following a strong freight market for product tankers in Q4 2019.

In 2019, the operating profit increased by USD 203m to USD 206m. This increase was primarily due to the impairment reversal, significantly higher freight rates combined with the strong cost focus, lowering the operating expenses.

In 2019, total revenue was USD 693m compared to USD 635m in 2018, and TCE earnings increased from USD 352m to USD 425m. The increase in TCE earnings was primarily attributable to a stronger freight market in 2019 compared to 2018. The increase was achieved with approximately 5% less available earning days in 2019 compared to 2018, underlining the strong performance.

FINANCIAL REVIEW 2019

TORM’s total assets increased by USD 289m in 2019 to USD 2,004m. The carrying amount of vessels, capitalized dry-docking and prepayments on vessels amounted to USD 1,770m compared to USD 1,442m in 2018. During the year, TORM took delivery of five MR newbuildings and four MR second-hand vessels and sold eight older vessels as part of the ongoing renewal of the tanker fleet. Furthermore, TORM entered into a number of sale and leaseback transactions covering eight vessels to secure attractive financing.

In 2019, total equity increased by USD 161m to USD 1,008m from USD 847m in 2018. The increase is primarily related to the positive result for the period including the effect of the impairment reversal of USD 120m. The market value adjustments on derivatives held for hedge accounting had a negative effect on the equity of USD 12m, mainly related to the decreasing market values of TORM’s interest rate swaps. The Return on Equity (RoE) increased from a negative return of 4.3% in 2018 to a positive return of 18.6% in 2019.

In 2019, TORM’s total liabilities increased by USD 129m to USD 996m. In 2019, the borrowings increased by USD 106m to USD 855m. The increase was mainly driven by drawdowns on existing loan facilities in relation to the delivery of the MR newbuildings, the new funding achieved via the sale and leaseback transactions during the year and the effects of implementing IFRS 16 as of 1 January 2019.

In 2019, invested capital increased by USD 317m to USD 1,786m as of 31 December 2019. In addition, Return on Invested Capital (RoIC) increased by 12.5%-points from 0.1%
to 12.6%, or to 4.9% on an adjusted basis when excluding the impairment reversal.
In 2019, the Net Asset Value per share based on broker values increased to USD 13.6 from USD 11.6 in 2018 mainly due to increasing vessel values.

KEY HIGHLIGHTS

USDm	2019	2018	Change

Income statement
Revenue	693	635	58
Time charter equivalent (TCE)	425	352	73
Gross profit	252	169	82
EBITDA	202	121	81
Operating profit/(loss) (EBIT)	206	3	203
Financial items	-39	-36	-3
Net profit/(loss) for the year	166	-35	201

Balance sheet
Non-current assets	1,788	1,445	343
Total assets	2,004	1,714	290
Equity	1,008	847	161
Total liabilities	996	867	129

Key figures
Invested capital in USDm	1,786	1,469	317
Net Asset Value per share (NAV) (USD)	13.6	11.6	2.0
Return on Invested Capital (RoIC)	12.6%	0.1%	12.5%-points
Adjusted RoIC	4.9%	0.1%	4.8%-points
Return on Equity (RoE)	18.6%	-4.3%	22.9%-points
Basic earnings per share (EPS)	2.24	-0.48	2.72

FINANCIAL REVIEW 2019

LIQUIDITY AND CASH FLOW
Total cash and cash equivalents, including restricted cash, amounted to USD 72m at the end of 2019, resulting in a net decrease in cash and cash equivalents, including restricted cash, for the year of USD 55m compared to 2018.

As of 31 December 2019, TORM had undrawn credit facilities totaling USD 174m consisting of a USD 75m Working Capital Facility, a USD 53m facility financing the Company’s LR1 newbuildings and a USD 46m facility financing two MR newbuildings.

As of 31 December 2019, TORM had CAPEX commitments of USD 51m related to the outstanding newbuildings.

In 2019, net cash inflow from operating activities increased from USD 71m in 2018 to USD 171m due to the higher freight rates combined with decreasing port expenses, bunkers and commissions cost and lower operating expenses.
Net cash outflow from investing activities amounted to USD 323m in 2019 compared to USD 176m in 2018. The cash outflow was used on tangible fixed assets, primarily related to the newbuildings delivered during 2019. CAPEX investments on scrubbers as well as capitalized dry-docking also contributed to the increase in investment activities. This increase was partly offset by sale of vessels during 2019.

Net cash inflow from financing activities amounted to USD 84m in 2019 compared to a cash inflow of USD 96m in 2018. Repayment on borrowings amounted to USD 169m in connection with scheduled repayments and vessel sales during the year. Additional borrowings generated a cash inflow of USD 262m. TORM did not pay out any dividends during 2019.

At the beginning of 2020, TORM obtained bank financing of USD 496m, replacing existing debt and removing all major debt maturities until 2026.

171m
Cash flow from
operating activities
-323m
Cash flow from
investing activities
84m
Cash flow from
financing activities

FINANCIAL REVIEW 2019

TANKER FLEET
Revenue in the tanker fleet increased by 9% to USD 693m in 2019 from USD 635m in 2018, and TCE earnings increased by 21% to USD 425m in 2019 from USD 352m in 2018. The increase in TCE earnings was primarily due to a stronger product tanker freight market in 2019 compared to 2018.

After strong rates at the start of 2019, the product tanker market softened through the second and third quarters, before posting a strong recovery in the fourth quarter with freight rates for larger vessels peaking at levels not seen since 2008.
In the LR2 fleet, the average TCE rates increased by 28% between 2018 and 2019. The increasing freight rates combined with an increase of 4% in available earning days made the total earnings increase by USD 21m from 2018 to 2019.

The average TCE rates in the LR1 fleet were 32% higher than in 2018. The increase was partly offset by a decrease of 13% in available earning days. In combination, this resulted in a total increase in earnings of USD 4m from 2018 to 2019.

In 2019, the available earning days in the MR fleet decreased by 446 days, equaling a decrease of 2% compared to 2018. The TCE rates increased by 23%, resulting in total earnings of USD 281m, an increase of USD 48m.

In the Handysize fleet, the TCE rates increased by 50% in 2019 compared to 2018. Despite a decrease in available earning days of 34% in 2019 due to vessel sales, the total earnings in the Handysize fleet ended at USD 24m, the same level as in 2018.

Change in time charter equivalent earnings in the tanker fleet

USDm	Handysize	MR	LR1	LR2	Total
Time charter equivalent earnings 2018	24.3	233.6	32.2	62.2	352.4
Change in number of earning days	-8.3	-5.7	-4.3	2.6	-15.7
Change in freight rates	8.1	53.1	8.9	18.1	88.2
Other	0.1	0.4	-0.3	-0.1	0.1
Time charter equivalent earnings 2019	24.2	281.4	36.5	82.8	424.9

EARNINGS DATA

		2019
USDm	2018 Full year	Q1	Q2	Q3	Q4	Full year	% change full year

LR2 vessels
Available earning days	4,027	1,045	1,069	1,038	1,046	4,198	4%
Owned	3,333	955	978	1,008	966	3,907	17%
T/C	694	90	91	30	80	291	-58%
Spot rates ¹⁾	12,893	23,431	18,604	15,280	29,878	21,783	69%
TCE per earning day ²⁾	15,425	22,469	17,894	14,529	24,032	19,730	28%
LR1 vessels
Available earning days	2,484	590	589	487	487	2,153	-13%
Owned	2,484	590	589	487	487	2,153	-13%
T/C	-	-	-	-	-	-	-
Spot rates ¹⁾	13,063	17,991	15,365	14,120	23,895	17,912	37%
TCE per earning day ²⁾	12,982	18,089	14,582	14,292	21,769	17,102	32%
MR vessels
Available earning days	18,182	4,414	4,267	4,391	4,664	17,736	-2%
Owned	17,461	4,234	4,088	3,998	3,825	16,145	-8%
T/C	721	180	179	393	839	1,591	121%
Spot rates ¹⁾	12,689	16,768	15,429	13,603	18,424	16,063	27%
TCE per earning day ²⁾	12,847	16,765	15,163	13,125	18,111	15,840	23%
Handysize vessels
Available earning days	2,450	450	453	390	327	1,620	-34%
Owned	2,450	450	453	390	327	1,620	-34%
T/C	-	-	-	-	-	-	-
Spot rates ¹⁾	9,939	19,492	12,864	11,697	16,137	14,945	50%
TCE per earning day ²⁾	9,970	18,875	12,882	12,251	16,140	14,965	50%
Total
Available earning days	27,141	6,499	6,378	6,306	6,524	25,707	-5%
Owned	25,726	6,229	6,108	5,883	5,605	23,825	-7%
T/C	1,415	270	270	423	919	1,882	33%
Spot rates ¹⁾	12,479	17,897	15,652	13,735	20,156	16,875	35%
TCE per earning day ²⁾	12,982	17,949	15,405	13,392	19,234	16,526	27%
¹⁾ Spot rate = Time Charter Equivalent Earnings for all charters with less than six months’ duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

FINANCIAL REVIEW 2019

OPERATION OF VESSELS
In 2019, the charter hire cost in the tanker fleet was reduced to USD 0m compared to USD 3m in 2018. The decrease in the charter hire cost was caused by the redelivery of the two remaining chartered-in vessels during 2018.
The development in operating expenses is summarized in the table below. The table also summarizes the operating data for the Company’s fleet of owned and bareboat-chartered vessels.

Operating expenses (OPEX) for the fleet decreased by USD 7m to USD 173m in 2019 compared to USD 180m in 2018, mainly due to a decreasing amount of operating days that reduced the OPEX. On a per-day-basis, OPEX remained at the same level in 2019 compared to 2018.

The total fleet of owned vessels had 1,267 off-hire and dry-docking days, corresponding to 5% of the operating days in 2019. This compares to 1,046 off-hire days in 2018 or 4% of the number of operating days.

ADMINISTRATIVE EXPENSES AND OTHER OPERATING EXPENSES
Total administrative expenses and other operating expenses amounted to USD 51m in 2019 compared to USD 50m in 2018. The increase was mainly due to an increasing number of employees and a one-off provision covering an exposure related to the operations.

FINANCIAL INCOME AND EXPENSES
Net financial expenses in 2019 were USD 39m compared to USD 36m in 2018. The increase in borrowings obtained during the year has increased the net financial expenses in 2019.

TAX
Tax for the year amounted to an expense of USD 1m compared to an expense of USD 2m in 2018. The decrease was due to lower current taxes and adjustments of previous years’ taxes.

CHANGE IN OPERATING EXPENSES

USDm	Handysize	MR	LR1	LR2	Total
Operating expenses 2018	15.5	119.8	17.3	27.8	180.4
Change in operating days	-5.0	-2.3	-	0.5	-6.8
Change in operating expenses per day	-0.1	0.1	-0.4	-0.2	-0.6
Operating expenses 2019	10.4	117.6	16.9	28.1	173.0

OPERATING DATA

USD/day	Handysize	MR	LR1	LR2	Total
Operating expenses per operating day in 2018	6,201	6,344	6,787	6,462	6,389
Operating expenses per operating day in 2019	6,124	6,350	6,597	6,427	6,371
Change in the operating expenses per operating day in %	-1%	0%	-3%	-1%	0%

Operating days in 2019 ¹⁾	1,694	18,521	2,555	4,380	27,150
Offhire	-74	-198	-46	-4	-322
Dry-docking	-	-485	-356	-104	-945
Bareboat contracts in/out	-	-1,693	-	-365	-2,058
Vessels chartered-in	-	1,591	-	291	1,882
Available earning days 2019	1,620	17,736	2,153	4,198	25,707

¹⁾ Including bareboat charters.

FINANCIAL REVIEW 2019

ASSESSMENT OF IMPAIRMENT OF ASSETS
Management has followed the usual practice of performing a review of impairment indicators every quarter and presenting the outcome to the Audit Committee. The Audit Committee evaluates the impairment indicator assessment and prepares a recommendation to the Board of Directors. The recoverable amount of the assets is calculated by assessing the fair value less costs to sell and the value in use of the significant assets within the tanker fleet.

When assessing the fair value less costs to sell, Management included a review of market values calculated as the average of two internationally recognized shipbrokers’ valuations. The shipbrokers’ primary input is deadweight tonnage, yard and age of the vessel. The assessment of the value in use was based on the net present value of the expected future cash flows. The key assumptions are related to future developments in freight rates, operating expenses and to the weighted average cost of capital (WACC) applied as discounting factor in the calculations.

As of 31 December 2019, Management performed a review of the recoverable amount of the assets by calculating the recoverable amount (being the higher of fair value less costs to sell and value in use) of the significant assets within the tanker fleet. As of 31 December 2019, the recoverable amount of the Tanker Segment was based on the value in use. As the value in use of the assets within the Tanker Segment exceeded the historical cost less accumulated historical depreciations, Management concluded that the impairment test did provide the basis for a full reversal of the USD 185m impairment recorded
in 2016.

However, the impairment reversal was capped at USD 120m both to exclude the portion relating to goodwill and vessel disposals since 2016 and also to ensure that the resulting carrying value did not exceed the figure that would have arisen if the 2016 impairment had not been recorded.

The assessment of the value in use of the Tanker Segment was based on the present value of the expected future cash flows. The freight rate estimates in the period 2020-2022 are based on the Company’s business plans. Beyond 2022, the freight rates are based on the Company’s 10-year historical average rates adjusted for the anticipated beneficial impact of scrubber installations.

The value in use did not take into consideration the adverse impact on freight rates that has arisen subsequent to year end due to COVID-19. Although it is not possible to reliably estimate the length or severity of this outbreak and hence the impact on freight rates over the longer term, freight rates have fallen significantly since the end of January 2020. If freight rates continue to be adversely impacted or vessel valuations decrease due to this outbreak, the Company will consider if this represents an indicator of impairment in future periods. Note 8 provides additional details of the impairment reversal as well as sensitivity analysis in respect of freight and discount rates.

The Company will continue to monitor developments on a quarterly basis for indications of impairment.

PRIMARY FACTORS AFFECTING RESULTS OF OPERATIONS
TORM generates revenue by charging customers for the transportation of refined oil products and crude oil, using the Company’s tankers. The Company’s focus is on maintaining a high-quality fleet, and TORM actively manages the deployment of the fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters.

TORM believes that the important measures for analyzing trends in the results of its operations of tankers consist of the following:

Time charter equivalent (TCE) earnings per available earning day TCE earnings per available earning day is defined as revenue less voyage expenses divided by the number of available earning days. Voyage expenses primarily consist of port and bunker expenses that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions, freight and bunker derivatives. TORM believes that presenting revenue net of voyage expenses neutralizes the variability created by unique

FINANCIAL REVIEW 2019

costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. Under time charter contracts, the charterer pays the voyage expenses, while under voyage charter contracts the shipowner pays these expenses. A charterer has the choice of entering into a time charter (which may be a one-trip time charter) or a voyage charter. TORM is neutral as to the charterer’s choice, because the Company will primarily base its financial decisions on expected TCE rates rather than expected revenue. The analysis of revenue is therefore primarily based on developments in TCE earnings.

Spot charter rates
A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight rate per ton of cargo or a specified total amount. Under spot market voyage charters, TORM pays voyage expenses such as port, canal and bunker costs.

Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargos for shipment and the number of vessels available at any given time to transport these cargos. Vessels operating in the spot market generate revenue that is less predictable but may enable the Company to capture increased profit margins during periods of improvements in tanker freight rates.

Time charter rates
A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily or monthly rate. Under time charters, the charterer pays voyage expenses such as port, canal and bunker costs. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favourable market conditions.

Available earning days
Available earning days are the total number of days in a period when a vessel is ready and available to perform a voyage, meaning that the vessel is not off-hire or in dry-dock. For the owned vessels, this is calculated by taking operating days and subtracting off-hire days and days in dry-dock. For the chartered-in vessels, no such calculation is required, because charter hire is only paid on earning days and not for off-hire days or days in dry-dock.

Operating days
Operating days are the total number of available days in a period with respect to the owned vessels, before deducting unavailable days due to off-hire days and days in dry-dock. Operating days is a measurement that is only applicable to the owned vessels, not to the time chartered-in vessels.

Operating expenses per operating day
Operating expenses per operating day are defined as crew wages and related costs, the costs of spares and consumable stores, expenses relating to repairs and maintenance (excluding capitalized dry-docking), the cost of insurance and other expenses on a per-operating-day basis. Operating expenses are only paid for owned vessels. The Company does not pay such costs for the time chartered-in vessels, as they are paid by the vessel owner and instead factored into the charter hire cost.

ACQUISITIONS AND CAPITAL EXPENDITURE
As of 31 December 2019, TORM had four vessels under construction: two LR1 and two MR vessels. Both the LR1 vessels were delivered to TORM in January 2020 (TORM Elise and TORM Elizabeth). Of the two MR vessels, TORM Splendid was delivered in January 2020, and TORM Stellar is expected to be delivered in Q2 2020. The value of the prepayments included in the total asset value amounts to USD 95m compared to USD 45m in 2018. The increase is due to the delivery of the three vessels at the beginning of January 2020.

FINANCIAL REVIEW 2019

RETURNS TO SHAREHOLDERS
The Board of Directors has decided to recommend a dividend of USD 7.4m, equivalent to USD 0.10 per share, for approval at the AGM on 15 April 2020. Should the dividend be approved, payment is expected on 6 May 2020 with ex-dividend date on 17 April 2020. In addition, the Board has decided to conduct share repurchases up to a maximum of USD 1.4m during the first six months of 2020 in open-market transactions on Nasdaq in Copenhagen. The total distribution of up to USD 8.8m is in line with the Company’s Distribution Policy and corresponds to a maximum of 50% of net income adjusted for the impairment reversal of USD 120m for the six months ended 31 December 2019.

GOING CONCERN
The financial position of the Group, its cash flows, liquidity position and borrowing facilities are set out on pages 39-46. As of 31 December 2019, TORM’s available liquidity including undrawn facilities was USD 246m, including a cash position including restricted cash of USD 72m. TORM’s net debt was USD 786m and the net debt loan-to-value ratio was 46%. In addition, the Group has in February 2020 obtained bank financing of USD 496m replacing existing debt and removing all major debt maturities until 2026. This has been taken into consideration in the Directors’ assessment of the financial position. Further information on the Group’s objectives and policies for managing its capital, its financial risk management objectives and its exposure to credit and liquidity risk can be found in note 20 to the financial statements. The principal risks and uncertainties facing the Group are set out on pages 33-38, and details on the refinancing are described in note 2.

The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants within its loan facilities, details of which are available in note 2 to the financial statements. Sensitivity calculations are run to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The Group also pays special attention to the recent COVID-19 outbreak and the associated effects on the product tanker market and has included the currently expected impact in the sensitivity analysis.

The Board of Directors has considered the Group’s cash flow forecasts and the expected compliance with the Company’s financial covenants for a period of not less than 12 months from the date of approval of these financial statements. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, the Group will be able to continue in operational existence and comply with its financial covenants for the next 12 months. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

FINANCIAL REVIEW 2019

LONG-TERM VIABILITY STATEMENT
In accordance with provision 31 of the UK Corporate Governance Code, the Board of Directors confirms that they have a reasonable expectation that the Group will continue in operation and meet its liabilities as they fall due for the three-year period ending
31 December 2022. This period has been selected for the following reasons:
•	The general volatility and uncertainty in the product tanker market leads to a significant increase in the degree of judgement and uncertainty beyond a three-year period
•	Three years is generally in line with the forecast horizon for external equity analysts covering the shipping sector
•	TORM will have paid its commitments relating to the Company’s remaining newbuildings and will as of 31 December 2022 not have any currently known off-balance sheet liabilities

The assessment by the Board of Directors has been made with reference to the Group’s current financial position and prospects. The assessment of financial performance and cash flows is primarily dependent on the expectations to:
•	Demand-supply picture in the product tanker sector including the expected vessel values and freight rates achieved by the Group
•	Development of the fleet
•	Operational expenditures
•	Capital expenditures covering newbuildings and maintenance of the existing fleet including installations of scrubber and ballast water treatment systems
•	Interest rates
The expected financial performance and cash flows are based on the same underlying assumptions as used in TORM’s general financial planning. These assumptions are consistent with those used in the Group’s impairment calculations, further details of which are provided in note 8 to the financial statements. Vessel values used in forecasting compliance with financial covenants are based on the latest market valuations from independent recognized shipbrokers, and the recently obtained bank financing of USD 496m replacing existing debt and removing all major debt maturities until 2026 has also been taken into consideration. The expected outlook has then been subject to a stress test and sensitivity analysis over the three-year period, using a conservative outlook for the product tanker sector with sensitivities including freight rates and vessel values. The Group also pays special attention to the recent COVID-19 outbreak and the associated effects on the product tanker market and has included the currently expected impact in the sensitivity analysis. Further details on TORM’s principal risks and uncertainties are set out on pages 33-38.

The Board of Directors monitors on an ongoing basis if TORM is moving towards a covenant breach in order to incorporate any mitigating actions in due course. Based on the sensitivity analysis, the Board of Directors does not currently expect that TORM will breach its financial covenants or experience a liquidity shortfall over the three-year forecast period. However, should the product tanker market (in terms of either freight rates or vessel values) materialize significantly below TORM’s expectations for a prolonged period, there is a risk of a covenant breach after the 12-month going concern period, which would require mitigating actions and appropriate waivers.

The Board of Directors has also considered the longer-term prospects of the Group beyond the three-year forecast viability horizon. In doing so, the Directors have taken into consideration the longer-term risks and opportunities for the Group discussed elsewhere in the strategic report and the potential impact of economic volatility, new regulations, technological disruption and general changes in utilization of energy sources. Based on this assessment, and taking the current capital structure and the Company’s operational platform into account, the Directors believe that the Company is well positioned both to respond to these risks and to take advantage of any positive market developments for a period beyond the three-year forecast horizon.

On behalf of TORM plc

Kim Balle, Chief Financial Officer, TORM A/S
11 March 2020

OUR RESPONSIBILITY

TORM regards responsible behavior as a central part of the Company, of how we do business and of the mindset of our employees.
TORM remains committed to protecting employees, environment, reputation and assets by maintaining the highest possible standards.

In 2009, TORM signed the UN Global Compact as the first shipping company in Denmark to commit to the internationally recognized set of principles regarding health, safety, labor rights, environmental protection and anti-corruption.

PRINCIPLES
Transparency and accountability are central parts of TORM’s way of doing business, and these values play a central role in the Company’s corporate social responsibility (CSR) approach.

TORM’s approach to responsible behavior is further rooted in the Company’s Business Principles which have the following five objectives:

•	Maintaining a good and safe workplace
•	Reducing environmental impact
•	Respecting people
•	Doing business responsibly
•	Ensuring transparency

For further information on TORM’s Business Principles, please visit: www.torm.com/uploads/media_items/torm-business-priciples.original.pdf.

TORM’s CSR commitment is not limited to the Company’s own business practices, as real impact often requires industry collaboration. Thus, TORM cooperates with peers and stakeholders to increase responsibility in the shipping industry and the supply chain and to mitigate protectionism and support progressive trade agreements. This is performed via TORM’s cooperation with Danish Shipping and companies all over the world to support global trade and economic growth.

As an active member of Danish Shipping and a number of committees within that organization and as co-founder and member of the Maritime Anti-Corruption Network, TORM strives to increase transparency and accountability and to minimize corruption.

After a comprehensive review of the shipping industry, TORM's value chain and business practices, the Company decided at the beginning of 2018 to extend its support to the UN Sustainable Development Goals (SDGs) and assessed how best to contribute to their achievement by 2030. TORM sees this support as a natural progression of its commitment to the UN Global Compact.
Therefore, TORM continues its focus on SDG no. 4 Quality Education and no. 13 Climate Action which are linked to our CSR activities and company values.

This section, Our Responsibility, constitutes TORM’s CSR reporting according to the requirements of UK law. Read more about TORM and the CSR efforts at www.torm.com/csr-at-torm.

As part of the Company’s commitment to the UN Global Compact, TORM submits its communication on progress every year.

ENVIRONMENTAL EFFORTS

TORM supports SDG no. 13 Climate Action, as marine pollution constitutes the largest environmental risk within the shipping industry.

It is therefore a key priority for TORM as a Reference Company to minimize pollution of the seas and the atmosphere.

To actively contribute to the industry emissions reduction plans, TORM stepped up our involvement in industry collaborations such as the innovation partnership, ShippingLab. A non-profit platform for maritime research, development and innovation with 30 partners from across the maritime industry to drive smart shipping of the future.

In 2019, TORM joined the Getting to Zero Coalition along with other powerful industry leaders. The purpose of this alliance is to lead the push for shipping's decarbonization with the mutual goal of having commercially viable zero-emission vessels operating along deep-sea trade routes by 2030. The coalition is a partnership between the Global Maritime Forum, the Friends of Ocean Action and the World Economic Forum. The coalition is supported by more than 100 public and private organizations.

FUEL CONSUMPTION AND ENERGY EFFICIENCY
In 2019, TORM has continued to have a strong and dedicated focus on reducing fuel consumption. The efforts made within this area generated a positive result as can be seen in the Green House Gas Emissions table on page 53.
TORM’s Operational Performance Team continues to share the performance of each vessel with the respective vessel managers and vessels on a monthly basis.

In 2019, TORM continued to refine an initiative introduced in 2017 and 2018 to engage the vessels on a daily basis to encourage best practice behavior with regard to power and fuel consumption. The efforts in this area ensure that corrective actions can be taken swiftly, when needed. In 2019, TORM added human resources to this function, and consequently we have seen a tremendous improvement.

Fuel consumption for cargo operations is a focus area that has developed during 2019, and we therefore strive to implement meaningful KPIs. It has become clear that the subject is very complex, and deeper studies are necessary to obtain meaningful KPIs in this field.

In 2019, TORM added resources to put additional focus on energy-efficient voyage execution by including weather and timing of arrival in a more holistic evaluation. This is progressing within the Operations team.

Investing in and implementing well-proven technologies will allow TORM to concentrate its efforts on achieving the potential that lies outside the boundaries of behavioral activities. TORM is also testing a number of innovative projects with regard to optimizing machinery, and use of the latest technology is prioritized in our effort to reduce energy consumption in our fleet.

TORM continues to focus on continuously improving the hull condition of its vessels. During 2019, two vessels were taken out of service between scheduled dry-dockings for short four-to-six-day dockings. During these dockings, the hull coatings were renewed, resulting in significant fuel consumption reductions.

TORM maintains a constant focus on fuel efficiency across the fleet. This serves the dual purpose of minimizing environmental impact and making good business sense. By maintaining the strong focus on fuel consumption reductions in 2019, TORM achieved fuel efficiency improvements of 9.3% compared to the 2015 baseline. The target for 2020 is to improve fuel efficiency by another 1%.
9.3%
Fuel efficiency improvement

ENVIRONMENTAL EFFORTS

Efforts to reduce the Company’s carbon footprint also cover emissions from air travel by the shore-based organization. TORM strives to minimize this by using available technologies such as video conferencing to the extent possible, e.g. in connection with meetings across the Company’s eight offices.

BALLAST WATER
Ballast water is taken on by the vessel to stabilize trim and optimize operational efficiency. The discharge of ballast water may introduce non-native species into the recipient marine ecosystem, thereby disturbing the local maritime ecosystem and endangering indigenous species. To alleviate this threat and to prevent the invasion of non-indigenous species in alien waters, TORM complies with the stipulations of the IMO Ballast Water Management Convention.

OFFICE EMMISSIONS
Office emissions are included from TORM’s offices in Copenhagen, Mumbai, New Delhi, Singapore, Manila, Cebu and Houston. Emissions from TORM’s office in London are not included as data is currently unavailable. Emissions from air travel are included for all office staff and crew. Data from vessels is collected according to a specific reporting routine, mainly on a monthly basis but for certain data with less frequency.
Other environmental data is collected on an annual basis. Safety data is based on reporting made to TORM’s Safety, Quality and Environmental Department whenever an incident occurs.

ENGAGED EMPLOYEES MAKING A DIFFERENCE
In 2019, TORM Philippines, in partnership with the City Environment & Natural Resources Office (CENRO), organized a mangrove tree planting activity on the coast of Calatagan.

The goal of the activity was to spread awareness of the importance of mangroves. Mangrove forests serve as nature's barrier to protect coastal communities from storm surges and shoreline erosion.
TORM employees organized this activity, and 50 volunteers signed up for the event. The participants, composed of TORM employees and their families, left the office early in the morning to coincide with the low tides on the day. To reach the planting site, the team walked approximately 500 meters out into the open sea. With much enthusiasm and perseverance, the team was able to plant 2,200 mangrove propagules.

ENVIRONMENT - REPORTING

Environmental and social data is based on all vessels under TORM’s technical management (vessels for which TORM holds the Document of Compliance). Having the technical management of a vessel implies having control over the vessel in terms of environmental performance and crew. As of end December 2019, TORM had 73 vessels under technical management compared to 72 vessels as of end December 2018.

REPORTING GUIDELINES
The 2019 greenhouse gas emissions (GHG) reporting covers scope 1 (direct emissions from own production), scope 2 (emissions from own production but others’ emissions) of the Greenhouse Gas Protocol except for the activities listed below and selected aspects of scope 3 (others' production and emissions services) activities.

•	Scope 1
Consumption of bunker oil has been calculated to CO2 emissions using IMO’s factors for heavy fuel oil and marine gas oil. Emissions are calculated for each single vessel and then consolidated. Numbers under the scope 1 data sheet have been collected on board the vessels or at the offices. The collection is based on actual usage or disposals.

•	Scope 2
Emissions from heating (district heating) in the Copenhagen and US offices are calculated using Danish and World Resources Institute emission factors.

•	Scope 3
Emissions from air travel are provided by TORM's travel agent.

•	Other principles
2019 greenhouse gas emissions are calculated for vessels in technical management (vessels for which TORM holds the Document of Compliance) in TORM, amounting to a total of 831 vessel months of operation.

Cargo transport work (ton-nm) is calculated using the actual cargo multiplied by the distance with actual cargo; thus, a ballast voyage will give 0 (zero) in ton-nm. CO2 emission per ton-nm is the full CO2 emissions on board all vessels divided by the ton-nm for all voyages; thus, it includes emissions from ballast voyages, electricity production, inserting, cargo operations, etc.

GREEN HOUSE GAS EMISSIONS DATA

	2019	2018
VESSEL EMISSIONS AND INDICATORS
Number of vessels in operation at the end of the year (in technical management)	73	72
Number of vessel months (one vessel one year equals 12 vessel months)	891	932
Used heavy fuel oil (ton)	348,972	375,196*
Used low-sulfur heavy fuel oil (ton)	12,174	152
Used marine gas oil (ton)	55,374	64,255*
Generated CO2 emissions from vessels (ton)	1,301,722	1,374,835*
Distance sailed (nautical miles)	4,045,457	4,129,589*
Average cargo on board (ton)	36,628	36,914*
Cargo transport work (ton-nautical miles)	114,715,104,800	112,462,924,810*
CO2 emissions in grams per ton-nautical miles (one ton of cargo transported one nautical mile)	11.35	12.22*
OFFICE EMISSIONS AND INDICATORS (ELECTRICITY AND HEATING)
Electricity used in office locations (kWh)	702,850	823,844
District heating (Gj)	1,423	1,326
Generated CO2 emissions from office locations (ton)	488	525
Number of office employees at the end of the year	341	309
CO2 emissions per employee (ton)	1.4	1.7
FLIGHT EMISSIONS AND INDICATORS
Air mileage (km)	56,173,910	80,192,490
Number of travels	10,263	13,401
* Numbers adjusted due to increased data quality and verification process.

SUPPORTING QUALITY EDUCATION

TORM is a long-standing supporter of maritime education in Denmark, India and the Philippines, and it is therefore natural for the Company to support SDG no. 4 Quality Education.

This commitment reflects the Company’s ties to local communities and has a positive effect on the needs of the societies in which TORM operates and where many of the Company’s seafarers come from.

In addition, TORM believes that supporting education has positive effects on its core business in terms of developing the pipeline of competences in the industry and in terms of higher employee retention and a positive brand recognition.

TORM is therefore dedicated to supporting SDG no. 4 Quality Education and cooperates with several educational institutions and universities internationally.

In Denmark and Singapore, the efforts include offering trainee positions in TORM’s offices to students from Copenhagen Business School, the Copenhagen School of Marine Engineering & Technology Management and the Nanyang Technological University Singapore.

The majority of TORM’s seafarers are of Indian or Filipino nationality, and the Company’s activities in these areas are thus supporting potential future TORM employees and strengthening the overall competence level among seafarers in these regions.
EDUCATION FOUNDATION
TORM Philippines runs educational development actions through the TORM Philippines Education Foundation which has been helping Philippine communities since 2007. In 2019, 25 students supported by the TORM Philippines Education Foundation graduated from scholarships.

For the school year 2019/2020, the foundation supports 58 scholars across the Philippines with half at various colleges and universities and the other half with apprentices within maritime courses.

Thanks to a close collaboration between TORM, our education foundation and Department of Education Division Office of Mountain Province, a new classroom with toilet was constructed and inaugurated under the Adopt-A-School Program. 45 students from kindergarten to Grade six can now receive school training.

In addition to the scholarships, the education foundation ran a number of social development initiatives in 2019. ‘Trainers of scholars’- graduates trained in Training of Trainers and Facilitators was conducted to 33 Grade 7- 8 students of San Roque National High School of Bulalacao, Oriental Mindoro.

Another social development initiative was the construction of a basketball court and donation of sport equipment for basketball, volleyball, taekwondo and more. This was funded by employees of TORM in Denmark as part of a Christmas donation initiative.

Scholars’ Community Outreach Project in Magabta, Kabugao, Apayao, provided provisions such as school kits to 60 daycare and elementary students, and also the repainting of the daycare center, handout of medicine kits and learning resources. Additionally, former students supported by the foundation decided to donate a water tank to Addang Elementary School, Paracelis, as the school only had access to water via a hosepipe from a water source uphill from the school site.

Essential computer training was also conducted to 40 teachers and staff of Santos E. Conag National High School in Esperanza, Masbate.

SUPPORTING QUALITY EDUCATION

In India, TORM has funded specific projects towards local social challenges. Starting in 2018, TORM India engaged with SMPARC, BAIF Development Research Foundation and Akshayshakti towards various CSR initiatives.

Since 2016, TORM India has supported the building of the ZP Prathmik School in Zadgewadi, near Pune, India. The school was constructed and the facilities were furnished with donations from the Company.

Through SAMPARC, TORM India is sponsoring 35 students to attend the school. In addition to education fees, TORM India assists them with their regular needs. TORM India is also actively considering renovation of the town hall for SAMPARC Bhaje. This will enhance the extra-curricular activities for girls staying there and augment the infrastructure for multi-use.

In 2018, in coordination with Akshayshakti and with TORM India’s support, construction of an additional toilet and bathing block for the female students of 'Swami Vivekananda School Girls' hostel' was carried out. This will greatly encourage more girls to attend school. As a continued project, TORM supported the 'V Promote Education' project with the distribution of 100,000 notebooks to nearly 350 schools in 2019.

With BAIF, an organization dedicated to upgrading and providing rural infrastructure, TORM India has constructed a water tank for regular use by school kids and villagers.

TORM India is also looking to partner with SWADESH Foundation, which is aimed at focusing on reverse migration of people who moved to the cities in search of jobs due to financial needs. SWADESH upgrades their skills, provides opportunities to create sustainable financial models and migrates people back to villages. This creates a good eco-balance and, in turn, upgrades villages to become more self-sustainable.

HEALTH, SAFETY AND SECURITY

Approximately 90% of TORM’s employees work at sea, and providing healthy, safe and secure working conditions for them is an essential part of TORM’s business. In addition, it is TORM’s belief that a safe and secure working environment supports the overall performance level and employee retention.

Respecting employees’ human rights is pivotal to the Company. TORM's policies that support this are outlined in TORM’s Business Principles. The Company’s safety policy is rooted in the rules and regulations issued by the Danish Maritime Occupational Health Service.

INSPECTION AND AUDITS
In order to maintain Company standards and exceed the targets set by its customers, TORM has enhanced the vetting preparations and increased the number of internal audits on its vessels carried out by Safety Quality and Environment (SQE) officers. On average, each vessel is subject to 10 inspections per year. Inspections are carried out by customers, terminals, internal auditors, ports and classification societies. TORM is committed to meeting the ever-increasing standards set both internally and by its customers.

The main body responsible for managing the overarching processes and requirements of these vessel inspections is OCIMF (Oil Companies International Marine Forum). In 2019, a new OCMIF SIRE (Ship Inspection Report Programme) inspection regime (vessel inspection questionnaire 7th edition) was fully implemented and took effect. The most significant difference was the change in the inspection methodology from system verification to knowledge verification of ship’s crew. Specific familiarization and training of ship’s crew was implemented in order to cater to this change.

ONE TORM SAFETY CULTURE
In line with the Company’s strategic focus on safety performance, TORM continued the safety culture program One TORM Safety Culture – driving resilience in 2019. The purpose of the program is to continuously strengthen TORM’s safety culture beyond mere compliance.

In 2019, TORM continued conducting Safety Leadership courses for Senior Officers on board the Company’s vessels. A total of eight courses were conducted, including three in India, three in the Philippines, one in Denmark and one in Croatia with a total of 148 officers attending in 2019. In total, 582 officers have completed the course since it was introduced in 2017. Safety Leadership courses are mandatory, two-and-a-half-day workshops for all Senior Officers and key marine shore staff. The focus of these courses is on how to be a good leader when it comes to safety and how to positively influence and support colleagues on TORM’s journey to be the Reference Company in the product tanker market.

SAFETY DELTA
We also continue with the Safety Delta tool, which was launched in 2018 and used across the fleet to track and monitor the safety culture on board the individual vessels. The safety delta concept supports processes and activities and helps to build and maintain a proactive safety culture based on continuous crew evaluation, dialogue, reflection and development.  All vessels have conducted minimum three safety delta cycles in 2019.

In addition, TORM’s revised performance development program from 2018 continues to be used. This concept is TORM’s way of systematically enhancing work behavior and leadership to ensure excellent performance. Through the One TORM Safety Culture – driving resilience program, TORM has defined

HEALTH, SAFETY AND SECURITY

standards and expectations for excellent performance. A key element in leadership is to evaluate employees’ performance with a view to manage development and motivate employees to develop. TORM believes this will facilitate the best possible means for developing performance as an individual and as a company.

TORM will continue promoting the One TORM Safety Culture – driving resilience program in 2020. Focus will be on supporting and ensuring that TORM’s safety culture is anchored across the organization, ashore as well as on board the vessels.

In 2020, TORM will introduce a new induction framework for its seafarers. The purpose is to ensure that new employees at sea are introduced to the safety culture in TORM as soon as possible when joining the Company.

LOST TIME ACCIDENT FREQUENCY AND NEAR-MISS
Lost Time Accident Frequency (LTAF) is an indicator of serious work-related personal injuries that result in more than one day off work per million hours of work. The definition of LTAF follows standard practice among shipping companies. During 2019, TORM continued to improve its LTAF with the result of 0.42 (2017: 0.67, 2018: 0.47).

Each injury has been investigated and corrective measures have been taken as required.

Near-miss reports provide TORM with an opportunity to analyze conditions that might lead to accidents and ultimately prevent potential future accidents. A high number of near-miss reports indicate that the organization is proactively monitoring and responding to risks. In 2019, TORM exceeded the target of 6.0 near-miss reports per month per vessel on average by reaching 6.96 (2018: 7.1) due to continued focus on this area.

SECURITY
TORM’s response to piracy is founded on the Best Management Practice, which is the industry guideline for companies and vessels sailing in areas with increased risk. In 2019, TORM experienced six situations where thieves came on board and three cases of stowaways found on board the Company’s vessels. Throughout the year, the security situation and developments in the various risk areas have been monitored closely, and actions have been taken to safeguard TORM’s seafarers and vessels. The Company will continue to monitor the risk situation and pre-empt hijacking and robbery attempts by following security procedures and industry guidelines.

EMPLOYEES

The employees constitute the true quality of TORM and are the Company’s most valuable assets. TORM continues to grow and thrive due to the efforts and dedication of its staff both at sea and ashore.

AT SEA
In 2019, TORM continued its strategy to employ seafarers with different nationalities, as the Company believes that diversity on board is an important foundation for cooperation, high performance and a safe working environment.

Throughout the year, TORM continued its efforts to relieve seafarers on time and to build strong teams that rotate back to the same vessels whenever possible. This will reinforce vessel-specific knowledge and the foundation for a safe working environment.

TORM also continued its efforts to strengthen the relations between seafarers and the shore-based organization. This included seminars and other opportunities where colleagues can share best practice regarding the operation of TORM’s vessels.

As part of TORM’s continued focus on the promotion process for its employees, seafarers completed the so-called ‘promotion assessment training’ prior to being promoted to the highest ranks on board the Company’s vessels in 2018. During this training, officers visit one of TORM’s offices for an introduction and training with key stakeholders.

TORM maintains an ongoing focus on seafarer commitment and engagement. In 2019, the retention rate for Senior

Officers remained above 90%, and TORM demonstrated 100% compliance with customer requirements when it comes to ensuring the right level of experience among Senior Officers per vessel across the fleet (the so-called officer matrix compliance).

During 2019, TORM initiated a pilot project on 14 vessels – a project focusing on well-being by increased engagement, mental resilience, physical health and embracing socialization among crew members. Initial findings show a decrease in smoking, hypertension and obesity. We expect to introduce this concept to the entire fleet in 2020.

At the end of 2019, TORM employed a total of 3,050 seafarers of which 141 were permanently employed, with the remaining seafarers on time-bound contracts.

ASHORE
In 2019, 95% of all shore-based employees responded to the annual employee motivation and satisfaction survey. This is an increase on last year’s response rate of 93%.

In 2019, a new engagement survey providing real time data was introduced across shore staff. The outcome of the One TORM Engagement Survey showed the continuous high engagement among our employees across categories ranging from engagement, freedom of opinions, management support, work environment and safety. The high scores were evenly spread across divisions which is a testament to the strength of the unified One TORM approach.

The overall outcome of the survey is an engagement score of 8.3, which is in the top 10% of the companies across all industries using the same platform. TORM’s ambition with this new engagement survey together with such a high response rate is to help the Company improve, build the culture needed to fulfill the Company’s strategy and make initiatives that matter to the employees. By the end of 2019, the retention rate for all shore-based employees was 92%, which is slightly higher than the 90% in 2018.

EMPLOYEES

TORM aims to attract and retain the best employees by exemplifying the four values in the TORM Leadership Philosophy and by ensuring that the Company’s leaders motivate their employees.

At the end of 2019, the shore-based organization had 341 employees: 141 in Hellerup, 132 in Mumbai, 4 in New Delhi, 36 in Manila, 2 in Cebu, 16 in Singapore, 9 in Houston and 1 at the Company’s office in London.

GENDER DIVERSITY
TORM has an obligation to its customers, shareholders, employees and other stakeholders to develop the Company’s talent pool irrespective of attributes such as gender, religion, sexuality, nationality, ethnicity or disabilities. As stated in TORM’s Business Principles under "Respecting People", the Company does not accept discrimination with respect to any of the above. TORM works towards a diverse workplace, in which everyone is included and respected, and in which well-being at work is regarded as a shared responsibility.

TORM aims at a gender diverse workforce and an inclusive environment that respects and supports all our people and helps improve our business performance.

TORM’s gender diversity approach focuses on talent attraction, promotion and retention. The Company’s leaders aim at assuming accountability for continuous progress. TORM believes that gender diverse teams, led by gender diverse leaders, deliver better business performance. The Company provides equal opportunity in recruitment, career development, promotion, training and rewards for all employees.

In 2019, TORM participated in Danish Shipping´s workgroup concerning “more women at sea”. This work has resulted in a Danish Shipping charter driving for more women at sea, which TORM has signed up to. Furthermore, 10 recommendations have been produced, which will be incorporated in our processes and procedures as best practice.

TORM actively monitors the representation of females in the workforce and in leadership positions. At the end of 2019, the proportion of females in the shore-based workforce was 34.5%, while females in leadership positions, defined as having one or more direct reports, constituted 21.7%.

By 2020, the Company aims at having 35% women in the shore-based workforce in line with industry average, and with 25% females in leadership positions.
At the end of 2019, the Board of Directors consisted of five male members elected at the Annual General Meeting.

In 2020, the Board of Directors has set a target of 20% female Board members elected at the Annual General Meeting (1 out of 5).

EMPLOYEE GENDER DIVERSITY
Permanently employed
	Male	Female
Directors of the Company¹⁾	5	-
Employees in other senior executive positions	3	-
Total management other than directors of the Company (VPs, GMs, Marine Officers)	162	8
Other permanent employees of the Group	175	110
Total permanent employees of the Group	337	118
¹⁾ The four Non-Executive Directors are not included as employees of the Group.

HUMAN RIGHTS

With the TORM Leadership Philosophy, TORM’s Business Principles and commitment to the UN Global Compact, TORM is committed to respecting internationally recognized human rights as outlined in the United Nations Guiding Principles on Business and Human Rights.

TORM recognizes that implementing the necessary policies and respective processes to be in line with the requirements of the UN Global Principles is part of an ongoing effort. Going forward, TORM will continue to promote its human rights-related policies and processes.

TORM complies with the International Labor Organization’s Maritime Labor Convention, an international set of standards on labor conditions at sea, which was ratified by 30 countries in 2012. All vessels under TORM’s technical management were audited and certified as required under the Maritime Labor Convention of 2006 when it took effect in August 2013. TORM respects employees’ right to associate freely, to join – or not join – unions and to bargain collectively. TORM offers equal opportunities for its employees as stated in TORM’s Business Principles.

No claims or offenses have been reported regarding human rights in 2019.

ANTI-CORRUPTION AND ANTI-BRIBERY
Corruption and bribery impede global trade and can restrict non-corrupt companies’ access to international markets. In this way, corruption and bribery have a negative impact on economic and social development. For TORM, the risk of corruption does not mean increased costs alone. Corruption also exposes TORM’s seafarers to safety and security risks and poses a potential risk to the Company’s legal standing and reputation.

TORM does not accept corrupt business practices, and as part of its compliance program TORM has a policy on anti-bribery and anti-corruption, which supports the Company’s Business Principles.

It is TORM’s policy to conduct all business in an honest and ethical manner. TORM has a “zero tolerance” approach to bribery and corruption, and the Company is committed to acting professionally, fairly and with integrity in all business dealings and relationships, wherever the Company operates. TORM will uphold all laws relevant to countering bribery and corruption in all the jurisdictions in which the Company operates.

To continue a high level of transparency and accountability, due diligence, monitoring and control as well as training of TORM’s staff are central parts of implementing the anti-corruption and anti-bribery policy.

Since 2011 when TORM co-founded the Maritime Anti-Corruption Network (MACN), TORM has been taking a joint stand within the industry towards the request for facilitation payments that exists in many parts of the world where TORM conducts business. Best practice is shared between members of the network, and members align their approach to minimizing facilitation payments.

The MACN seeks support from government bodies and international organizations to eliminate the root causes of corruption. TORM is committed to addressing corrupt business practices among stakeholders by supporting this cross-sector approach.

In addition to its efforts within MACN, TORM continued to strengthen its companywide anti-corruption policies in 2019 to mitigate the risk of bribery and corruption. TORM has continued its anti-corruption training program, which includes mandatory anti-corruption courses for all shore-based staff and all officers on board TORM’s vessels. The training targets new hires as well as existing employees and must be repeated annually. TORM will continue these efforts in 2020.

Since 2006, TORM’s Board of Directors has provided a whistleblower facility with an independent lawyer as part of the internal control system. In 2019, the whistleblower facility received two notifications, which were investigated and closed without any critique or requirements for new measures.

CORPORATE GOVERNANCE STATEMENT

STATEMENT BY THE DIRECTORS IN PERFORMANCE OF THEIR STATUTORY DUTIES IN ACCORDANCE WITH S172(1) COMPANIES ACT 2006
The Board of Directors of TORM consider, both individually and together, that they have acted in the way they consider, in good faith, would be most likely to promote the success of the Company for the benefit of its members as a whole (having regard to the stakeholders and matters set out in s172(1)(a-f) of the Act) in the decisions taken during the year ended 31 December 2019.

a)
In order to take long-term perspective into account when making business decisions the Board of Directors gets a bi-annual update on the expected development in the market within the next five years and the consequences for TORM. These updates ensure that the long-term perspectives are taken into account when business decisions are made. This includes the Company’s ongoing fleet renewal, the recently concluded refinancing, both decisions being further described on page 11-13.

b)
TORM’s employees are fundamental to enable the Company to do business, and their continued engagement is an integrated part of the decision-making across the organization. Our recent employee engagement survey shows that TORM is in the top 10% of the companies across all industries utilizing the same external platform. Further, the Board of Directors believes that a safe environment is fundamental for engaged employees at sea as well as on shore. TORM continues the safety culture program One TORM Safety Culture to continuously strengthen TORM’s safety culture beyond mere compliance. Supporting an open dialogue with the workforce, two employee representatives are attending all Board meetings, with the observers currently being sea-based employees. Further, in connection with earning releases and other key events, the Executive Director holds town hall meetings with all offices across the organization to provide a formal opportunity for the workforce to engage in a dialogue with the Board.

c)
TORM’s business relationships cover different stakeholders such as suppliers and customers. Managing our different stakeholders is an integrated part of the way TORM conducts business. In order to go beyond customers’ expectations, TORM conducts a survey to make sure that TORM stays relevant and follows the trend in the market.

d)
TORM’s impact on the community and the environment is important for the Board of Directors. TORM is engaged in several local as well as global initiatives supporting the different communities the Company operates in and also the larger climate issues faced by the world. Different initiatives include our education foundation, our commitment to the UN SDGs and our climate engagement supporting initiatives, see page 49-60.

e)
High standards are important due to the reputation of our business. Larger oil companies conduct regular vetting checks of TORM’s vessels, and approval from these vettings ensures access to cargos. TORM’s approach to responsible behavior is further rooted in the Company’s Business Principles, see page 49.

S172
f)	Fair treatment between members of our Company is governed in TORM’s central corporate governance provisions that aim to ensure appropriate minority shareholder protection. The key provisions include the appointment of a Minority Trustee who shall hold a B-share giving the Minority Trustee the right to appoint a Minority Director, namely the Deputy Chairman of the Board. The Minority Director has approval rights over Reserved Matters such as related party transactions, larger business acquisitions and the issuance of certain share, warrant or convertible debt.

CHAIRMAN’S INTRODUCTION

Mr. Christopher H. Boehringer, Chairman of TORM’s Board of Directors

CHAIRMAN’S STATEMENT
Dear Shareholder

My role as Chairman is to lead the Board of Directors and to ensure that TORM has a Board that works effectively. A key role is to ensure the Board of Directors works in unison with the Senior Management Team, providing not only support but also constructive challenge when necessary whilst exercising an appropriate level of enquiry and intellectual debate. This involves having Directors with the correct balance of skills, experience and attributes, including a broad diversity of perspectives. I believe that TORM has this on our Board, which in 2019 has been further enhanced by the appointment of Annette Malm Justad as an additional Board Observer, please see the “The year in review” section on page 11.
For TORM, good corporate governance represents the framework and guidelines for business management and aims to ensure that the Company is managed in a proper and orderly manner, consistent with applicable laws and regulations.

ACHIEVEMENTS
As the new IMO 2020 sulfur regulation was implemented on 1 January 2020, a key focus for the Company in 2019 has been to prepare the fleet for the new requirements. The Board of Directors has supported the preparations and ensured that detailed plans for compliance are in place and have been executed. Further, the Board has sought external guidance on the regulatory requirements.

Throughout 2019, TORM has maintained its focus on internal controls and compliance with the Sarbanes-Oxley Act (SOX) to ensure timely and accurate reporting.

In 2019, the Nomination Committee approved the Company’s proposed Gender Diversity Policy, which included the proposed targets for 2020. The Company aims that at least 35% of our shore-based workforce are female in line with industry average, and with 25% female in leadership positions. TORM recognizes that it has an obligation to its customers, shareholders, employees and other stakeholders to develop the Company’s talent pool irrespective of attributes such as gender, religion, sexuality, nationality, ethnicity or disabilities. TORM works towards a diverse workplace, in which everyone is included and respected, and in which well-being at work is regarded as a shared responsibility.

THE UK CORPORATE GOVERNANCE CODE
There were changes to UK legislation and governance requirements in 2018 that have now come into effect. As a result from 1 January 2019, TORM is reporting against the 2018 UK Corporate Governance Code (the Code) available at www.frc.org.uk. The Company complies with 39 out of 41 provisions. In particular, the new version of the code encourages greater board engagement with both our workforce and with other stakeholders. As a board, we fully support this, and we will continue to evolve and enhance this engagement. Please see the Employee section on page 58-59. Explanations of how the Principles have been applied are set out on the following pages in the Corporate governance section, the Remuneration report, the Nomination Committee report, the Risk Committee report and the Audit Committee report.

CHAIRMAN’S INTRODUCTION

DISTRIBUTION POLICY
TORM has a Distribution Policy with the intention to distribute 25-50% of net income semi-annually via dividends or share repurchases. The Board of Directors believes that this policy strikes a balance between retaining financial and strategic flexibility and allowing shareholders to benefit directly from TORM’s positive financial results.

TORM generated a profit for the first six months of 2019; however, the Board of Directors considered the benefit of the Company’s combined shareholder and stakeholder base and decided at that time that the continued modernization of the fleet through newbuildings, purchase of modern second-hand tonnage and scrubber installations provided for the optimal capital allocation, and therefore a decision not to distribute dividends for the first six months of 2019 was taken.

The Board of Directors has decided to recommend a dividend of USD 7.4m, equivalent to USD 0.10 per share, for approval at the AGM on 15 April 2020. Should the dividend be approved, payment is expected on 6 May 2020 with ex-dividend date on 17 April 2020. In addition, the Board has decided to conduct share repurchases up to a maximum of USD 1.4m during the first six months of 2020 in open-market transactions on Nasdaq in Copenhagen. The total distribution of up to USD 8.8m is in line with the Company’s Distribution Policy and corresponds to a maximum of 50% of net income adjusted for the impairment reversal of USD 120m for the six months ended 31 December 2019.

CONCLUSION

It is important for the Board of Directors that TORM maintains a transparent governance structure and operational set-up with all elements of the operating platform integrated under the One TORM strategy. The Board of Directors believes this is in the best interest of all key stakeholders and will continue to support TORM as the Reference Company in the product tanker industry.

Mr. Christopher H. Boehringer
Chairman of the Board

CORPORATE GOVERNANCE

THE BOARD OF DIRECTORS
The Board of Directors is entrusted with the overall responsibility for the Company. The duties of the Directors include establishing policies for strategy, accounting, organization, finance and the appointment of executive officers. The Board of Directors governs the Company in accordance with the limits prescribed by the Articles of Association or by any special resolution of the shareholders. In accordance with the Corporate Governance Code, the Board of Directors is also overall responsible for the Company’s internal controls and risk assessment. This is described in further detail in the “Risk Management” section and in the “Audit and Risk Committee Reports”. The Board is confident that it has in place the Rules of Procedure, internal board policies, time and resources in order to function effectively and efficiently. Directors have access to advice and services from the Company Secretary who is responsible to the Board of Directors for keeping all statutory minutes and records.

The Board delegates day-to-day responsibility for running the Company to the Executive Director and certain responsibilities to various Board committees.

The Board of Directors has six prescheduled meetings on an annual basis held in connection with the quarterly result announcements, the approval of the annual budget and the Annual General Meeting. The actual meeting frequency is in general higher, as extraordinary meetings are held to account for specific matters. In 2019, the Board of Directors had 10 meetings. TORM has a one-tier management system in place. This means that Executive Director Mr. Jacob Meldgaard serves on TORM plc’s Board of Directors and as the Chief Executive Officer of TORM A/S – the main subsidiary within the TORM Group.

The Board of Directors of TORM plc consists of Mr. Christopher H. Boehringer as Chairman and Non-Executive Director, Mr. David N. Weinstein as Deputy Chairman, Senior Independ-ent Director, Minority Director and Non-Executive Director, Mr. Torben Janholt as Non-Executive Director, Mr. Göran Trapp as Non-Executive Director and Mr. Jacob Meldgaard as Executive Director. In line with the Corporate Governance Code, TORM’s Chairman will be a different position to any Chief Executive Officer (CEO) or sole Executive Director appointed from time to time. The division of responsibilities between the Chairman and any CEO or sole Executive Director is stated in the Rules of Procedure for the Board.
All Directors have committed to allocating enough time to fulfill his/her responsibilities towards the Company. The non-Executive Directors have undertaken that they have enough time to carry out their duties. Any significant commitments of each non-Executive Director are disclosed to the Board before appointment. Changes to such commitments are reported to the Board as they arise, and details of these commitments are included in the Annual Report.

In addition, TORM plc has four Board Observers who attend most Board meetings. The Board Observers are Mr. Lars Bjørn Rasmussen, Mr. Rasmus J. Skaun Hoffmann (both employee-elected in TORM A/S),
Mr. Jeffrey S. Stein (Deputy Minority Director) and
Ms. Annette Malm Justad, who was appointed at the 14 August 2019 Board meeting.

COMPOSITION OF THE BOARD OF DIRECTORS Members and attendance at meetings held during 2019
Board of Directors	Meetings attended/held
Mr. Christopher H. Boehringer (Chairman)	9/10
Mr. David N. Weinstein (Deputy Chairman and Senior Independent Director)	10/10
Mr. Göran Trapp	9/10
Mr. Torben Janholt	9/10
Mr. Jacob Meldgaard (Executive Director)	10/10
Mr. David Weinstein, Mr. Göran Trapp and Mr. Torben Janholt are considered Independent Directors.

CORPORATE GOVERNANCE

All the Company’s Directors are briefed on the duties they owe as Directors of an English public company when they join the Board, including their statutory duties under the Companies Act 2006.

The Directors, with the exception of the B-Director who is not appointed for a specified term but will continue until removed by the B-shareholder, all retired and were re-elected for a period of two years at TORM  plc’s Annual General Meeting on 12 April 2018. Mr. Christopher H. Boehringer, Mr. Torben Janholt and Mr. Göran Trapp were all elected for a two-year period until 2020.

BOARD EVALUATION
In compliance with the Corporate Governance Code, the Board of Directors conducted a self-evaluation. The evaluation focused on Board accountability and composition, the Board’s role in setting strategy, risk management, cyber security, crisis management, gender diversity, talent strategy and succession planning and the effectiveness of the Board committees. The evaluation is in the form of a survey. The overall conclusion was that the Board worked well and continued to function in an open and collaborative way with a high level of trust and respect. The Board of Directors agreed that no further follow-up was required. In addition to the formal Board evaluation, the Board Chairman scheduled to meet each Non- Executive Director individually during the year to discuss their contribution to the Board. The Board will continue to perform an evaluation on an annual basis.

CORPORATE GOVERNANCE

BOARD COMMITTEES
The Board of Directors has established four committees for which formal Terms of Reference have been approved by the Board of Directors and can be found on TORM’s website.

The Audit Committee assists the Board of Directors in supervising and enhancing financial reporting, internal controls and auditing processes.

The Risk Committee is responsible for supervisory oversight and monitors responsibilities with respect to internal controls and risk management.

The Remuneration Committee assists the Board of Directors in reviewing Management’s performance and remuneration as well as the Company’s general remuneration policies.

The Nomination Committee is responsible for maintaining and developing a number of governance procedures and evaluation processes in relation to the Board of Directors.

Further details on the work in the four committees can be found in the individual committee reports.

MANAGEMENT STRUCTURE AND DELEGATION OF AUTHORITY
TORM’s Board sets the strategy of the Company and ensures that Management operates the business in accordance with this strategy. Details of the strategy and purpose are set out in the strategic report on page 3-61. The Board of Directors has delegated the day-to-day management of the business to the Executive Director, Mr. Jacob Meldgaard. This includes the Company’s operational development and responsibility for implementing the strategies and overall decisions approved by the Board of Directors. The Executive Director also serves as Chief Executive Officer in the Group’s largest subsidiary, TORM A/S.

Transactions of an unusual nature or of major importance may only be effected by the Executive Director based on a special authorization granted by the Board of Directors. If certain transactions cannot await approval by the Board of Directors due to their urgency, the Executive Director shall, taking into consideration the interests of the Company to the extent possible, obtain the approval by the Chairman and ensure that the Board of Directors is subsequently informed. Any transaction shall always be subject to the authorizations stated in the Company’s Articles of Association, including any required approvals by the Minority Director.

The Executive Director is assisted by the Senior Management Team in the day-to-day management of the business. The Senior Management Team consists of the following employees in TORM A/S (in addition to the Executive Director): Mr. Kim Balle (Chief Financial Officer - CFO), Mr. Lars Christensen (Senior Vice President and Head of Projects) and Mr. Jesper S. Jensen (Senior Vice President and Head of Technical Division). The Senior Management Team holds weekly meetings. In December 2018, Mr. Christian Søgaard-Christensen tendered his resignation as CFO in TORM A/S; however, he continued his normal duties as CFO until June 2019, when he left the Company. The transition period until Mr. Kim Balle joined TORM in December 2019 was covered by Mr. Jacob Melgaard CEO, as acting CFO.

The Senior Management Team members are individually responsible for further authority delegation within the organization. TORM maintains an overview of mandates and authorities for different levels within the organization.

SHAREHOLDER COMMUNICATION
To ensure consistent communication to all investors, quarterly and annual financial statements and other stock exchange announcements are the main vehicles of communication. TORM maintains regular capital

CORPORATE GOVERNANCE

market contact through analyst and industry presentations, investor meetings and conference calls. Investor meetings are primarily held in Copenhagen and in the major European and US financial centers.

SELECTED MINORITY PROTECTION PROVISIONS IN TORM’S ARTICLES OF ASSOCIATION
TORM’s central corporate governance provisions aim to ensure appropriate minority shareholder protection. The key provisions include:

•
The appointment of a Minority Trustee who shall hold a B-share giving the Minority Trustee the right to appoint a Minority Director, namely the Deputy Chairman of the Board. The Minority Director has approval rights over Reserved Matters such as related party transactions, larger business acquisitions and the issuance of certain share, warrant or convertible debt instruments

•	The appointment of a Board Observer and alternates for the Minority Director

The B-share has no other rights than the right to elect one member of the Board of Directors and one Board Observer in TORM. The Minority Trustee will exercise this voting right on behalf of all A-shareholders other than Oaktree Capital Management (Oaktree) and its affiliates. Further, a single redeemable and non-transferable C-share has been issued to Oaktree in order to give Oaktree sufficient voting rights to elect all Board members other than the Minority Director (and employee representatives) and to vote for amendments to TORM’s Articles of Association with the exception of certain minority protection rights. The C-share has no voting rights on any other matters.

Both the B-share and the C-share will be redeemed
by TORM upon a reduction in Oaktree’s shareholding below 1/3 of the issued and outstanding shares in TORM.

The Articles of Association are available on TORM’s website www.torm.com/about-torm.

STATEMENT OF COMPLIANCE WITH THE UK CORPORATE GOVERNANCE CODE
This year, TORM is reporting against the 2018 UK Corporate Governance Code (the Code) available at www.frc.org.uk. The Code sets out principles to apply and provisions which operate on a “comply or explain” basis. TORM’s Corporate Governance Statement is available at www.torm.com/about-torm.

TORM has considered the individual provisions and is compliant with 39 out of 41 provisions. TORM is not in compliance with the provisions outlined below because of business decisions taken after careful consideration by the Board of Directors. Based on the explanations provided below, no plan is currently in place to attain compliance with the below recommendations.

•
Provision 18 – All directors should be subject to annual re-election. The B-Director is not appointed for a specified term but will continue until removed by the B-shareholder. The Company believes that continuity in the B-Director role is important, as this Director serves as a representative for the minority shareholders. The B-shareholder, who represents the minority shareholders, can replace the B-Director at any time. The remaining Directors of TORM are elected on a bi-annual basis as defined under the Company’s Articles of Association. The Board has discussed whether to change to annual re-election of the remaining Directors, however, to ensure continued continuity within the Board of Directors, it has been decided to continue for the present on a bi-annual basis.

•
Provision 32 – The Board should establish a Remuneration Committee of Independent Non-Executive Directors, with a minimum membership of three. In addition, the Chairman of the Board can only be a member if he was independent on appointment, and he cannot chair the committee. The Chairman, Mr. Boehringer, has been appointed as Chairman of the Remuneration Committee. However, given his association with the controlling shareholder and the alignment of interest with regard to remuneration, the Board believes it to be appropriate for Mr. Boehringer to chair that Committee.

An overview of TORM’s position on the individual provisions is available on TORM’s website www.torm.com/about-torm.

BOARD OF DIRECTORS

MR. CHRISTOPHER H. BOEHRINGER
Non-Executive Director and Chairman of TORM’s Board of Directors.

Born: 01-01-1971.
Nationality: Canadian.
Employment: Managing Director, Oaktree Capital Management, L. P.
Education: BA degree in Economics from Harvard University and an MBA from INSEAD in France, where he graduated with Distinction and was the recipient of the INSEAD Canadian Foundation Scholarship.

Mr. Boehringer is Chairman of TORM’s Nomination Committee and the Remuneration Committee and a member of the Risk Committee.

Prior to joining Oaktree in March 2006, Mr. Boehringer worked at Goldman Sachs, FI Travel Corporation, Warburg Dillon Read/SG Warburg and LTU GmbH & Co.

Other Board directorships: Life Company Consolidation Group (No 1) Limited, Life Company Consolidation Group (No 2) Limited and Oaktree Capital Management (International) Limited.

MR. DAVID NEIL WEINSTEIN
Senior Independent Director and Deputy Chairman of TORM’s Board of Directors.

Born: 22-08-1959.
Nationality: US citizen.
Employment: Senior Investment Banking, Governance and Reorganization Specialist.
Education: Brandeis University, BA Economics and Columbia University School of Law, Juris Doctor.

Mr. Weinstein is a member of TORM’s Audit Committee, Nomination Committee and Remuneration Committee.

Mr. Weinstein has had a number of Board leadership positions in inter alia Seadrill, Ltd., Stone Energy Corporation, Tru Taj LLC, Deep Ocean Group, Axiall Corporation, The Oneida Group, Horizon Lines, Inc., Interstate Bakeries Corporation, Pioneer Companies, Inc. and York Research Corporation and has served as Managing Director of Calyon Securities Inc., BNP Paribas, Bank of Boston and Chase Securities Inc.

Other Board directorships: Pacific Drilling S.A. and Alex Brands, Inc.

MR. GÖRAN TRAPP
Non-Executive Director.

Born: 31-01-1962.
Nationality: Swedish.
Employment: Board member.
Education: Stockholm School of -Economics,
MSc Economics and Business Administration (Majoring in Finance, 1983-1987).

Mr. Trapp is Chairman of TORM’s Audit Committee and Risk Committee.

Mr. Trapp was with Morgan Stanley from 1992 to 2013 where he started as crude oil trader, then became Head of Oil Products Trading Europe & Asia, Global Head of Oil Trading and Head of Commodities EMEA. Prior to joining Morgan Stanley, Mr. Trapp was crude oil trader at Statoil. Mr. Trapp is currently involved part time with energy advisory boutique Energex Partners.

Other Board directorships: Chairman of Madrague Capital Partners AB and Board member of Energex Partners Ltd.

BOARD OF DIRECTORS

MR. TORBEN JANHOLT
Non-Executive Director.

Born: 11-10-1946.
Nationality: Danish.
Employment: CEO of Pioneer Marine Inc., Pioneer Marine Hellas S.A. and Just Water ApS.
Education: IESE, Barcelona (2012/2008), Harvard, Copenhagen (Board of Directors Program) (2011), IMD, Lausanne (2010/2007/2003/2000/1999), CEDEP/INSEAD Management School, Fontainebleau (1990), Niels Brock Business College, Copenhagen (Certificate in Business Administration, 1974).

Mr. Janholt is a member of TORM’s Audit Committee, Risk Committee, Remuneration Committee and Nomination Commitee.

Mr. Janholt has been the CEO and President for J. Lauritzen A/S from 1998 to 2013 and Chairman of the Danish Shipowners’ Association from 2005 to 2009 and holds a number of management duties/directorships.
Other Board directorships: Board member of Pioneer Marine Inc. Singapore, Pioneer Marine Hellas S.A., A/S United Shipping & Trading Company, Bunker Holding A/S and Uni-Tankers A/S.

MR. JACOB MELDGAARD
Executive Director.

Born: 24-06-1968.
Nationality: Danish.
Education: Copenhagen Business School, Denmark (Bachelor’s degree in International Trade) and Wharton Business School and Harvard Business School, USA (Advanced Management Program).

Mr. Jacob Meldgaard has been Chief Executive Officer since 1 April 2010. Before this, Mr. Meldgaard served as Executive Vice President of Dampskibsselskabet NORDEN A/S and held a number of management positions in J. Lauritzen A/S and
A. P. Møller-Mærsk.

Other Board directorships: Chairman of the Board of Danish Shipping and Board member of Danish Ship Finance, SYFOGLOMAD Ltd. and The TORM Foundation.

AUDIT COMMITTEE REPORT

Mr. Göran Trapp
Chairman of TORM’s Audit Committee

CHAIRMAN’S STATEMENT
Dear Shareholder

The Audit Committee is pleased to present its report for 2019.

The purpose of this report is to describe how the Audit Committee has carried out its responsibilities during the year. Overall, the role of the Audit Committee is to monitor and review the integrity and quality of the Company’s financial statements, internal controls and risk management, audit and risk programs, business conduct and ethics, "whistleblowing" and the appointment and findings of the independent auditor.

In discharging its duties, the Audit Committee seeks to balance independent oversight of the matters within its remit with providing support and guidance to Management.

MEETINGS
The Audit Committee meets at least four times a year, and the Chief Financial Officer of TORM A/S, the Head of Group Finance of TORM A/S as well as the Company’s independent auditor will normally attend these meetings by invitation. During 2019, the Audit Committee met five times. Mr. Göran Trapp and Mr. David N. Weinstein attended all meetings held in 2019 in person or by telephone. Mr. Torben Janholt attended all meetings held in 2019 in person. Mr. Christopher H. Boehringer attended four meetings held in 2019 in person as an Observer.

MEMBERSHIP
The Board is satisfied that the Audit Committee meets the independence requirements established and applicable laws, regulations and listing requirements, including the UK Corporate Governance Code.  Members of the Audit Committee have the necessary qualifications and competences relevant to the shipping sector - please see the members’ biographies on page 69-70. The Chairman of the Audit Committee, Mr. Göran Trapp, has in the judgement of the Board recent and relevant financial experience in order to have the ability to make an independent assessment of the appropriateness of the Company’s financial statements and internal controls as well as the planning and execution of the external audit. The Audit Committee also has access to the financial expertise of the Group and its independent auditors and can seek further professional advice at the Company’s expense, if required.

Nasdaq in New York requires that the Audit Committee of a US-listed company is comprised entirely of Directors who the Board of Directors has determined to be independent. This term is defined under Rule 10A-3 promulgated under the Exchange Act and under the rules of Nasdaq in New York. The Audit Committee is considered fully independent.

AUDIT COMMITTEE REPORT

The Board of Directors has determined that Mr. Göran Trapp, who serves as Chairman of the Audit Committee, qualifies as an “Audit Committee financial expert”, and that he is “independent” in accordance with SEC rules.

SUMMARY OF THE ROLE OF THE AUDIT
COMMITTEE
The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities relating to the oversight of the quality and integrity of the accounting, auditing, financial reporting and risk management of the Company and such other duties as may from time to time be assigned to the Audit Committee by the Board and are required by the rules and regulations of the UK Corporate Governance Code or any securities exchange on which the Company’s securities are traded.

The Audit Committee’s function is one of oversight only and does not relieve the Board of Directors of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and condition, nor the auditors of their responsibilities relating to the audit or review of financial statements. The Audit Committee shall oversee the accounting, financial reporting, risk management processes and the audits of the Company’s financial statements. It also provides advice to the Board on whether the Annual Report as a whole is fair, balanced and understandable. The Audit Committee shall oversee and control the qualifications, independence and performance of the appointed independent auditors.

The formal role of the Audit Committee is set out in its Terms of Reference, which are available at

www.torm.com/uploads/media_items/terms-of-reference-audit-committee.original.pdf.

2019 IN REVIEW
In 2019, the Audit Committee particularly discussed accounting policies and estimates, including the quarterly impairment indicator test of the vessels in the Tanker Segment, the quarterly going concern statement as well as the treatment and impact of the revised IFRS standards. Furthermore, the Audit Committee discussed the internal control environment, the new finance system, Dynamics 365 Business Central, and business ethics compliance.

Financial reporting and significant financial judgements
The principal matter of judgement considered as significant by the Audit Committee in relation to the 2019 financial statements was the impairment of the vessels in the Tanker Segment. This issue was discussed and reviewed with Management and the independent auditors, and the Audit Committee challenged judgements and sought clarification where necessary.

As explained in note 8 to the financial statements on page 124, it was concluded to record a reversal of impairment of USD 120m, as the value in use was materially higher than the carrying amount.

In order to determine whether a cash-generating unit (CGU) is impaired or a reversal of impairment should be recorded, Management assesses whether there are any indicators for impairment or reversal of impairment of the vessels in the Tanker Segment. If such indicators exist, the future discounted net cash flow deriving from the CGU must be estimated. These estimates are based on a number of assumptions including future freight rates, estimated operating expenses, weighted average cost of capital (WACC) and level of inflation.

Management has assessed that TORM only has one CGU, because the vessels in the fleet are largely inter-changeable and the fleet is monitored and managed on an aggregated level as one unit.

Management prepared a detailed impairment test for the Audit Committee setting out the key assumptions for the CGU. The Audit Committee challenged these assumptions and judgements to ensure that all material factors were included. The Audit Committee noted in particular that the freight rates in the years 2020-2022 are consistent with the long-term planning assumptions used by the Company.

AUDIT COMMITTEE REPORT

Further, the Audit Committee discussed with Management on the freight rates beyond 2022 that are based on the Company’s 10-year historical average spot rates adjusted for estimated scrubber premiums consistent with last year. The Audit Committee was satisfied with the freight rates applied.

The Audit Committee was satisfied that the rates used to discount future cash flows appropriately reflected current market assessments of the time value of money and the risk associated with the CGU concerned.

The Audit Committee was satisfied that future cash flows related to operating expenses in the tanker fleet appropriately reflected current market assessments.

The Audit Committee was satisfied that the most material assumptions on which the impairment assessment is based are appropriate.

For further description, please refer to note 8 in the
financial statements on pages 124.

Effectiveness
In 2019, the Audit Committee carried out a detailed self-assessment by way of questionnaire and discussions facilitated by the Head of Group Finance. Based on the self-assessment, no material concerns arose.

Auditor appointment and tendering
In 2016, TORM plc, which was newly incorporated, became the holding company of the Group. Deloitte LLP (UK) has been its independent auditors since then, with David Paterson acting as audit partner. Prior to that, Deloitte Statsautoriseret Revisionspartnerselskab (Denmark) had been the independent auditors of TORM A/S (now a subsidiary of TORM plc). From a Group perspective, Deloitte Denmark was elected in April 2003 replacing Arthur Andersen, and there has not been an audit tender since that date.

Due to UK transitional provisions, TORM plc must undertake a tender and rotation of the independent audit appointment at the latest after completion of the 2020 audit. Consequently, the Audit Committee decided to launch an audit tender process in 2019, with a view to appointing a new external auditor for the 2020 financial year. This is to facilitate an orderly and thorough handover from the existing auditor and to ensure that the new auditor meets all relevant independence criteria before the commencement of the appointment. A mixture of big-four and tier-two firms were invited to tender to ensure a competitive tendering process. Selection criteria included shipping experience, audit approach, quality, service and strength of the team. At the conclusion of the process, the Audit Committee recommended to the Board of Directors that Ernst & Young LLP (EY) be appointed as external auditors with effect from the financial year ending on 31 December 2020. The Audit Committee had a reasoned preference for EY based on the agreed selection criteria.
The Board accepted the Audit Committee’s recommendation to appoint EY as external auditors, and a resolution for the appointment of EY will be put to the shareholders at the 2020 Annual General Meeting. The Audit Committee monitored the preliminary transition of the statutory auditor from Deloitte to EY, including activities to enable EY to achieve independence by the end of December 2019. This included the termination of the non-audit services being provided by EY to TORM, which would be prohibited when EY becomes the Group’s statutory auditor. EY confirmed its independence to the Audit Committee in March 2020.

Independent audit
During the year, Deloitte undertook the independent audit and certain non-audit work. They provided the Audit Committee with information and recommendations on the financial statements and internal controls.

In May 2019, the Audit Committee reviewed and approved the terms, areas of responsibility and scope of the 2019 audit as set out in the independent auditors’ engagement letter. During the year, Deloitte provided the Audit Committee with recommendations and updates regarding audit-related services on subjects such as regulatory and statutory reporting, Audit Committee training, etc. The independent auditors are expected to perform the audit according to relevant auditing standards. The Independent Audit Plan was approved in August 2019 and has been successfully completed at the date of this report.

AUDIT COMMITTEE REPORT

Auditor quality assessment
The Audit Committee conducts an annual review of the performance of the independent auditors by a combination of discussions with Management, the quality of written deliverables to the Audit Committee and the quality of dialogue and insights provided during Audit Committee meetings. Having completed this review, the Audit Committee agreed that the audit process, independence and quality of the external audit were satisfactory.

Auditor independence and objectivity
The Company has policies and procedures in place to ensure that the independence and objectivity of the independent auditor are not impaired. These include restrictions on the types of services which the independent auditor can provide, in line with the Ethical Standard published by the UK Financial Reporting Council (FRC). Details of the services that the independent auditors cannot be engaged to perform were provided to the Audit Committee at the November 2019 Audit Committee meeting.
The policy regarding pre-approval of audit and non-audit fees will be available on request.

Audit and non-audit fees
Full disclosure of the audit and non-audit fees paid during 2019 can be found in note 4 to the consolidated financial statements.

Audit fees:                  USD 0.6m
Non-audit fees:           USD 0.1m
The independent auditors may be contracted to perform certain non-audit activities. The Audit Committee believes this can be performed without compromising the auditor’s independence and objectivity. The Audit Committee will allocate the non-audit work after considering the Company’s policy on the provision of non-audit services by the Company’s auditors. Copies of the pre-approval procedures are available on request.

Fees relating to the provision of non-audit services by Deloitte amounted to USD 0.1m corresponding to 17% of the total cost and related primarily to the review of quarterly statements. The Audit Committee considered that such services were most efficiently provided by the external auditors, as much of the information used in performing such work was derived from audited financial information. In order to maintain the external auditors’ independence and objectivity, the external auditors did not make any decisions on behalf of Management.

Internal audit
The Audit Committee assesses the need for an internal audit function on an annual basis and makes a recommendation to the Board of Directors. The Audit Committee was satisfied that based on the Company’s size, complexity and its internal control environment, the Company can defer the establishment of an internal audit function but must revisit the decision in 2020. Further, the Audit Committee supported the use of an audit firm to review selected areas when needed or requested by the Audit Committee and/or TORM’s Management. In the absence of an internal audit function, internal assurance is achieved through the work of the Group Internal Control function and PwC testing of the internal controls. This has not affected the work of the external audit.

RISK MANAGEMENT AND INTERNAL CONTROLS
Risk management
The Audit Committee regularly discusses the principles for risk assessment and risk management related to the financial reporting and reviews the Company’s significant risks, including fraud, and their impact on the financial reporting, including stress testing, when relevant. During 2019, the Audit Committee was given a presentation by the risk management team covering the enterprise risk management set-up.

The principal risks and uncertainties are outlined in the “Risk Management” section on page 33-38.

AUDIT COMMITTEE REPORT

Internal controls
The Board of Directors fulfills its responsibility regarding effectiveness of the risk management and Internal Controls over Financial Reporting (ICFR) through the Audit Committee. As a result of the US listing on Nasdaq in 2017, TORM was required to become compliant with the Sarbanes-Oxley Act (SOX) resulting in increased regulatory requirements. Therefore, Management has, together with the Audit Committee, focused on ensuring that the ICFR meet all relevant requirements.

The ICFR are based on the Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which ensures enabling of best practice and strong control environment. The oversight by the Audit Committee includes the recurring reporting, including management oversight and the outcome of management testing.

Full details of how the business implements its enterprise risk management on a Group basis are set out in the “Risk Management” section on page 33-38.

Whistleblowing
The Group’s Whistleblower Policy, which supports the groupwide Business Principles, is monitored by the Audit Committee. A copy of the Group’s Business Principles is available on TORM plc’s website: www.torm.com/uploads/media_items/torm-business-priciples.original.pdf.

The Audit Committee received reports providing details of matters reported through the Group’s international, confidential telephone reporting lines and secure e-mail reporting facility, which is operated on its behalf by an independent third party, Holst, Advokater. All matters reported are investigated by Holst, Advokater and reported to the Board of Directors as well as the Audit Committee together with details of any corrective actions taken. The Audit Committee also received reports at each Audit Committee meeting providing details of any fraud losses during the quarter.

Approval
On behalf of the Audit Committee

Mr. Göran Trapp
Chairman of the Audit Committee
11 March 2020

RISK COMMITTEE REPORT

Mr. Göran Trapp
Chairman of TORM’s Risk Committee

CHAIRMAN’S STATEMENT
Dear Shareholder

The Risk Committee is pleased to present its report
for 2019.

In 2019, the Risk Committee had special focus on TORM’s risk and opportunities in relation to the IMO 2020 sulfur regulation and TORM’s preparations for this regulation. Another special focus area was the maritime safety threat and the measures taken by TORM to mitigate the risk following the incidents in the Strait of Hormuz. Furthermore, the Risk Committee focused on the risks related to derivatives trading as well as risks related to strategic decisions around the

Company’s capital structure with particular focus on funding and liquidity management.

The Risk Committee seeks to balance independent oversight of matters within the scope of the Risk Committee with providing support and guidance to Management. The Risk Committee is confident that the Risk Committee, supported by members of TORM’s Senior Management, has carried out its duties effectively and to a high standard in 2019.

MEETINGS
The Risk Committee normally meets no less than three times a year. The Risk Committee is confident that three annual meetings enable the Risk Committee to effectively carry out its responsibilities. The appropriateness of the frequency is evaluated annually.

Senior Independent Director Mr. David N. Weinstein attended all Risk Committee meetings in 2019.

Ordinarily, the Executive Director, the Chief Financial Officer of TORM A/S and TORM A/S’ Head of Group Treasury attend the Risk Committee meetings.

MEMBERSHIP
The Risk Committee assesses that the committee members have sufficient qualifications within risk management and capital market knowledge and abilities to make an independent assessment of risks applied consistently throughout the organization, the appropriateness of the Company’s risk management and control environment as well as the planning and execution of the risk management policies and funding activities. The Risk Committee has access to the financial and risk management competencies within the TORM Group and its external advisors. The Risk Committee is also authorized to seek further external advice at the Company’s expense, if required.

RISK COMMITTEE REPORT

SUMMARY OF THE ROLE OF THE COMMITTEE
The Risk Committee is delegated by the Board of Directors to oversee TORM’s risk management and to advise the Board on risk-related matters. The Risk Committee is also responsible for endorsing TORM’s risk policies for Board approval and assessing quality and effectiveness of the companywide risk management program.

This is an ongoing process of refinement and embedding of risk management practice throughout the organization. The risk management framework builds on policies and procedures that are applied throughout the organization.

The Risk Committee oversees the risk management processes and reporting of the Company and discusses relevant risk management policies, capital structure targets and planned funding initiatives. The Risk Committee is responsible for providing recommendations to the Board of Directors with respect to these targets and initiatives.

The Risk Committee’s Terms of Reference are available at: www.torm.com/uploads/media_items/terms-of-reference-risk-committee-6-november-2019-signed.original.pdf

ACTIVITIES DURING THE YEAR
At each meeting, the Risk Committee follows up on key risk indicators to ensure alignment between risk tolerance, actual risk level and business objectives. These measures include: Monitoring of credit lines, monitoring of compliance with internal mandates and exposure to financial derivatives.

Special focus areas covered during 2019 were:

IMO 2020 sulfur regulation
The Risk Committee together with an external advisor discussed the drivers behind the IMO 2020 sulfur regulation and the general maritime industry’s preparedness and preparations. The Risk Committee reviewed TORM’s preparations for this regulation including operational compliance risks such as fuel availability, documentation and training, vessel and machinery and communication to seafarers.

Tanker management and self-assessment (TMSA)
TMSA audits are conducted by oil majors and are part of the vetting process and key for entering into long-term charters with customers. A central element is the overall safety performance for employees and maintaining a high safety awareness throughout TORM. Having access to long-term charters provides TORM with flexibility in relation to the employment strategy. The Risk Committee reviewed feedback from the latest TMSAs.

Disruptive technology risk
During 2019, the Risk Committee followed up on key indicators assessing the uptake of electric vehicle technologies in public and commercial transportation and autonomous vehicles. These technologies have over a long-term horizon the potential to impact demand and trading patterns within the refined products sector due to a reduction of transportation requirements.

Maritime safety threats
The Risk Committee reviewed the status on the safety threat following the incidents in the Strait of Hormuz. The Risk Committee evaluated the measures taken by TORM to assess, manage and mitigate the safety risk.

Review policies related to IT and insurances
The Risk Committee reviewed TORM’s IT Policy and governance set-up as well as TORM’s Insurance Policy. These policies outline core activities and risks within IT and insurance and what measures TORM has taken to mitigate these risks.

Cyber risk
The Risk Committee reviewed TORM’s preparedness and resilience in case of a breach or failure of the Company’s digital infrastructure due to intentional actions such as attacks on the Company’s cyber security. TORM has identified critical systems, increased awareness and established business continuity plans and emergency plans in case of cyber incidents.

RISK COMMITTEE REPORT

Financial risk management and review of
Financial Policy and FFA and Bunker Policy
TORM uses financial derivatives to manage market risks and to optimize earnings. In addition, the Company uses derivatives to hedge exposures related to interest rate and foreign exchange risks. During 2019, the Risk Committee reviewed TORM’s interest rate hedging risk to ensure continued alignment with the Company’s desired risk appetite.

The Risk Committee reviewed TORM’s exposures, the relevant tolerance levels and appropriate hedging instruments and subsequently approved the Financial Policy and the FFA and Bunker Policy that clearly outline mandates.

Liquidity risk and counterparty risk
The Risk Committee monitored TORM’s current and forecasted liquidity position and compliance with financial covenants on borrowing facilities over the coming 12 months. The Risk Committee performed a review of counterparty risk related to TORM’s customers.

Capital structure risks
The Risk Committee reviewed risk considerations related to the Company’s capital structure including: Liquidity position, loan-to-value, Distribution Policy, off-balance sheet liabilities, terms and sources of funding, vessel and scrubber investments and fleet employment strategy.

Enterprise risk management
The Risk Committee reviewed the key risks faced by TORM and the underlying drivers of those exposures. The alignment of actual risk and desired risk was discussed, and the Risk Committee approved the Company’s risk profile based on these discussions. Furthermore, the Risk Committee reviewed the assigned management accountability, which highlights current and planned risk mitigating activities. TORM’s annual Enterprise Risk Management Report was approved at the Board of Directors meeting in Q1 2020. TORM’s annual risk assessment is presented in detail in the “Risk Management” section on page 33-38.

Approval
On behalf of the Risk Committee

Mr. Göran Trapp
Chairman of the Risk Committee
11 March 2020

NOMINATION COMMITTEE REPORT

Mr. Christopher H. Boehringer
Chairman of TORM’s Nomination Committee

CHAIRMAN’S STATEMENT
Dear Shareholder

The Nomination Committee is pleased to present its report for 2019.

The Nomination Committee held two meetings during the year, which were attended by all members. These primarily focused on the search for the new CFO, diversity, succession planning and inclusion.

TORM’s policy for the composition of the Board is to support diversity in its widest sense. Our Board members have a diverse range of backgrounds contributing a wealth of knowledge, understanding and experience. The Nomination Committee strongly believes that a gender diverse workforce lead by gender diverse leaders delivers better performance. The Nomination Committee supports equal opportunity in recruitment, career development, promotion, training and rewards for all employees.

The purpose of this report is to describe how the Nomination Committee has carried out its responsibilities during the year.

SUMMARY OF THE ROLE OF
THE NOMINATION COMMITTEE
It is the responsibility of the Nomination Committee to regularly review the structure, size and composition (including the skills, knowledge, experience and diversity) of the Board of Directors and further to make recommendations to the Board of Directors with regard to any changes that may be deemed necessary. The Nomination Committee will also maintain an oversight of the operation and effectiveness of the Board of Directors and the corporate governance and management of the Company.
In addition, the Nomination Committee considers succession planning for Directors and the Chief Executive Officer in the course of its work, considering the challenges and opportunities facing the Company, and the skills and expertise needed on the Board of Directors in the future.

The Nomination Committee also reviews the leadership needs of the organization, both Executive and Non-Executive, with a view to ensuring the continued ability of the organization to compete effectively in the marketplace.

The Nomination Committee also establishes the process for conducting the review of the performance of the Executive Director of the Company.

The Nomination Committee’s Terms of Reference are available at:
www.torm.com/uploads/media_items/terms-of-reference-nomination-committee-6-november-2019.original.pdf

NOMINATION COMMITTEE REPORT

MEETINGS
During 2019, there were two scheduled Nomination Committee meetings held. The Head of Group Human Resources attends all meetings and management may attend where necessary.

ACTIVITIES DURING THE YEAR
Assessment of effectiveness of the Board of Directors
According to the recommendations of the UK Corporate Governance Code, the Board is to review and assess its performance annually. The 2019 review focused on Board accountability and composition. It also included topics such as setting strategy, risk management, succession planning, cyber security, crisis management, gender diversity and talent strategy. No areas of material concern were highlighted. The Board will continue to evaluate on an annual basis.

Succession planning
The Nomination Committee approved the succession plan for TORM. The plan covers 32 key roles on Senior Vice President, Vice President and General Manager level as well as four key employees below General Manager level that could impact the One TORM strategy and/or are critical to the TORM business. Please see the Employee section on page 58-59.

Gender diversity
The Nomination Committee discussed TORM’s proposed Gender Diversity Policy, which included the proposed targets for 2020. These detail that the Board of Directors has set a target of 20% female representatives on the Board by the end of 2020, and in addition to have 25% of leadership and 35% of the shore-based population of the Company to be female by the end of 2020. Please see the Employee section on page 58-59.

New Board Observer
The Nomination Committee initiated a process with an executive search firm, Heidrick & Struggles, regarding the proposed selection of a new Board Observer. In August 2019, Ms. Annette Malm Justad was appointed by the Board of Directors as a new Board Observer please see the “The year in review” section on page 11. In keeping with the guidance provided under the current UK Corporate Governance Code, Heidrick & Struggles has no other connection to the Company or any of its Directors.

New Chief Financial Officer
With the resignation of Christian Søgaard-Christensen as Chief Financial Officer (CFO), the Nomination Committee discussed the search for the new CFO of TORM. Substantial interest was shown to the role, and subsequently Mr. Kim Balle was appointed as new CFO.

Executive Director Event Management Process
The Nomination Committee discussed and approved the Executive Director Event Management Process. This sets out the process to be followed in order to minimize disruption in the operations of TORM plc in the eventuality of the resignation, termination, death, temporary or permanent incapacity or disability, or other temporary or permanent absence of the Executive Director.

Review of the Terms of Reference
In accordance with its Terms of Reference, the Nomination Committee reviewed and reapproved its Terms of Reference and agreed that no changes were warranted.

Annual Nomination Committee reviews
The Nomination Committee reviewed the structure, size and composition of the Board of Directors and its committees. The Nomination Committee took the opportunity to review the FRC guidance on Board effectiveness and made relevant recommendations to the Board of Directors as deemed required. In addition, the Nomination Committee evaluated that the Non-Executive Directors were able to contribute the required time commitment to discharge their responsibilities effectively. The Nomination Committee reviewed developments in UK corporate governance and shareholder guidance and considered its approach to the 2018 Code.

Approval
On behalf of the Nomination Committee

Mr. Christopher H. Boehringer
Chairman of the Nomination Committee
11 March 2020

REMUNERATION COMMITTEE REPORT

Mr. Christopher H. Boehringer
Chairman of TORM’s Remuneration Committee

CHAIRMAN’S STATEMENT
Dear Shareholder

On behalf of the Remuneration Committee, the Directors’ Remuneration Report is presented in the following section for the year ended
31 December 2019.

This report describes the activities of the Remuneration Committee for the period 1 January 2019 to
31 December 2019. It sets out the remuneration details for the Executive and Non-Executive Directors of the Company. It has been prepared in accordance with Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) (the “Regulations”).

The report is split into two main areas:
•	The statement by the Chairman of the Remuneration Committee
•	The annual report on remuneration, see page 84-90

The revised Remuneration Policy, approved by the shareholders at the Annual General Meeting (AGM) on 12 April 2018, took effect from the date of that meeting. As of the date of this Annual Report, TORM plc is in compliance with the requirements of this Remuneration Policy. The annual report on remuneration provides details on remuneration in the period and additional information required by the Regulations.

The Companies Act 2006 requires the auditors to report to the shareholders on certain parts of the Directors’ Remuneration Report and to state whether, in their opinion, those parts of the report have been properly prepared in accordance with the Regulations. The parts of the Annual Report on remuneration that are subject to audit are indicated in that report. The statement by the Chairman of the Remuneration Committee and the policy report itself are not subject to audit.

SUMMARY OF THE ROLE OF THE REMUNERATION COMMITTEE
The Remuneration Committee assists the Board of Directors in its responsibilities in relation to remuneration. The main role of the Company’s Remuneration Committee remains to ensure that the remuneration arrangements for the Chief Executive Officer offer appropriate incentives to enhance the Company’s performance.

COMPOSITION OF THE REMUNERATION COMMITTEE Members and attendance at meetings held during 2019
Committee members	Meetings attended/held
Mr. Christopher H. Boehringer (Chairman)	2/2
Mr. David N. Weinstein	2/2
Mr. Torben Janholt	2/2

REMUNERATION COMMITTEE REPORT

The Remuneration Committee’s responsibilities include:
•	Setting the strategy, structure and levels of remuneration of the Company’s Directors and Chief Executive Officer
•	Ensuring compliance with policies while adhering to legislative regulations
•	Aligning the financial interests of the Chief Executive Officer and other management employees with the achievement of the Company’s objectives

The overall remuneration structure comprises:
•	Base salary, benefits and allowances, set at a level appropriate to the sector and markets in which the Company operates
•	An annual bonus, based on measures of annual financial and strategic performance
•	A share-based long-term incentive plan, based on growth in the share price

This Remuneration Report includes:
•	The responsibilities of the Remuneration Committee reflected in the Terms of Reference for the Remuneration Committee
•	The members of the Remuneration Committee
•	Shareholder voting at the AGM
•	The remuneration of the Board of Directors
•	The remuneration of the Chief Executive Officer

MEETINGS
The Chairman and the Executive Director attend meetings of the Remuneration Committee except for matters relating to their own remuneration. The Head of Group Human Resources attends all meetings and other management may attend where necessary.

ACTIVITIES DURING 2019
Assessment of effectiveness of the Remuneration Committee
In accordance with its Terms of Reference, the Remuneration Committee reviewed its own performance using an internet-based survey. The questions related to the Remuneration Committee’s Terms of Reference, composition, duties, meeting frequency and reporting responsibilities. In addition, there were questions related to access of information and material supplied to the Remuneration Committee. The evaluation concluded that the Remuneration Committee had worked well and that there were no action points to follow up on.

Chief Executive Officer’s KPIs
The Remuneration Committee reviewed the Chief Executive Officer’s personal Key Performance Indicators (KPIs) for 2019 to ensure alignment with the Group strategy. There were also discussions related to the Chief Executive Officer’s performance in 2018 to adjudicate on bonus outcomes. The Remuneration Committee assessed the Chief Executive Officer’s performance against long-term and short-term targets. The Remuneration Committee has assessed the Chief Executive Officer’s contribution against his personal performance measures. As a result, the performance bonus was calculated at 45% of the yearly salary for 2018. The

Chief Executive Officer’s performance bonus outcomes for 2019 were discussed at the February 2020 meeting. As a result, the performance bonus was calculated at 117% of the yearly salary for 2019. Throughout this past year, the Remuneration Committee maintained the link between pay and performance and will continue to do so.

Annual Remuneration Committee reviews
The Remuneration Committee reviewed the Remuneration Policy. The current Policy was recommended to stay unchanged by the Board of Directors. The Remuneration Policy is available at www.torm.com/uploads/media_items/torm-remuneration-policy-2017.original.pdf.

The Remuneration Committee also reviewed and reapproved its Terms of Reference and agreed that no changes were warranted. Additionally, the Remuneration Committee conducted an in-depth review of all areas of the Remuneration Committee’s activities. The Remuneration Committee reviewed developments in UK corporate governance and shareholder guidance and considered its approach to the 2018 Code.

REMUNERATION COMMITTEE REPORT

Restricted share unit allocation for 2019
In line with the continued Long-Term Incentive Program (LTIP), the Remuneration Committee discussed and approved the terms of the suggested 2019 Restricted Share Unit (RSU) allocation. The strike price for the LTIP 2019 allocation was agreed to be the average of 90 days before publication of the TORM plc Annual Report 2018 on 12 March 2019. The exercise period for vested RSUs was discussed, and it was agreed to be maintained at 360 days.

Board of Directors fees
In accordance with the UK Corporate Governance Code, levels of remuneration for Non-Executive Directors should reflect the time commitment and responsibilities of the role. The Remuneration Committee took the opportunity to review the Board and Committee Fees. The Board and Committee fees were found to be appropriate.

General discussion
The Remuneration Committee also discussed organizational health, including key metrics such as hires, retention and demography.

The Remuneration Committee continues to monitor developments in corporate governance and remuneration and, where considered appropriate based on the best interests of TORM plc and its shareholders, the Remuneration Committee would propose to adopt the developments.

Mr. Christopher H. Boehringer
Chairman of the Remuneration Committee
11 March 2020

REMUNERATION COMMITTEE REPORT

ANNUAL REPORT ON REMUNERATION
The information provided in the following part of the Directors' Remuneration Report is subject to audit.

Chief Executive Officer’s remuneration table
(showing single total figure of pay for the year)
The table sets out the 2017-19 remuneration for Mr. Jacob Meldgaard in his roles as Executive Director of TORM plc and Chief Executive Officer (CEO) of TORM A/S, a subsidiary of TORM plc.

Base salary
The CEO’s base salary was reviewed on 6 March 2019 to determine the appropriate salary for the coming year. Base salary as of 1 January 2018: DKK 6.2m. Base salary as of 1 January 2019: DKK 6.55m.

The base salary will be discussed and agreed with the Chairman of the Board and the Remuneration Committee once a year. The next discussion shall take place in early 2020 by the Remuneration Committee. Unless otherwise agreed, any adjustment of the salary will take effect on 1 January 2020.

Taxable benefits
The Company can place a car costing no more than DKK 1m at the CEO’s disposal; however, the CEO has instead accepted to receive an amount of DKK 23t per month, covering the running and maintenance expenses associated with a private vehicle. For 2019, the amount of DKK 276t (USD 41t) has been included within the single figure amount.

Other benefits provided directly include two newspapers, mobile phone which may be used for both business and private purposes, a PC at the CEO’s disposal at his home address which may be used for both business and private purposes including ADSL and call charges.

For 2020, changes in allowances and benefits are not expected.

MR. JACOB MELDGAARD
USD '000	Salary¹⁾	Taxable benefits	Annual performance bonus²⁾	Total
2017	1,004	42	580	1,626
2018	1,063	44	425	1,531
2019	1,041	41	1,126	2,208

	Chief Executive Officer			Employees entire group
USD '000	2019	2018	% Change³⁾	% change
Salary and Directors Fees	1,041	1,063	-2%	4.6%
Taxable benefits	41	44	-7%	0.0%
Annual bonus	1,126	425	165%	28.4%
Total	2,208	1,531	44%
¹⁾ The total salary consists of both salary as CEO of TORM A/S (USD 962t) and as Executive Director of TORM plc (USD 79t).
²⁾ The total annual performance bonus arising in the period 1 January 2019 to 31 December 2019 was DKK 7,663,500 (USD 1,126t).
³⁾ % Change in DKK for Salary and Directors Fees is 6%, Taxable Benefits is 0% and Annual Bonus is 175%.

REMUNERATION COMMITTEE REPORT

Performance bonus 2018
The Remuneration Committee has provided the CEO with a performance cash bonus opportunity for the financial year 2018 in the following ranges and based upon the following parameters:

•	The fulfilment of specific performance metrics set by the Company (up to 50% of the CEO’s base salary)
•	The weighted average Price to Net Asset Value ratio of the Company’s shares versus peers (up to 50% of the CEO’s base salary)
•	Up to 20% of the CEO’s base salary based on the sole discretion of the Company’s Board of Directors

In aggregate, the maximum achievable cash bonus for the financial year 2018 for the CEO is equal to 120% of the CEO’s base salary in the financial year 2018. The specific metrics and calculation methodology for each of the above parameters have been determined by the Remuneration Committee.

Based on the specific measure and calculation methodology for each of the above parameters, the CEO’s performance cash bonus for 2018 was determined to be a total of 45% (25% on parameter 1 and 20% on parameter 3) of the 2018 fixed annual salary of DKK 6.2m, resulting in an amount of DKK 2.8m (USD 425t). The detail of the targets are closely linked to the internal strategy and are therefore considered by the Board to be commercially sensitive. The Board will continue to keep the approach to disclosure under review.
Performance bonus 2019

The Remuneration Committee has provided the CEO with a performance cash bonus for the financial year 2019 in the following ranges and based upon the following parameters:

•	The fulfilment of specific performance metrics set by the Company (up to 70% of the CEO’s base salary)
•	Up to 50% of the CEO’s base salary based on the sole discretion of the Company’s Board of Directors

In aggregate, the maximum achievable cash bonus for
the financial year 2019 for the CEO is equal to 120% of the CEO’s base salary in the financial year 2019. The specific metrics and calculation methodology for each of the parameters have been determined by the Board of Directors.

Based on the specific measure and calculation methodology for each of the above parameters, the CEO’s performance cash bonus for 2019 was determined to be a total of 117% (67% on parameter 1 and 50% on parameter 2) of the 2019 fixed annual salary of DKK 6.55m, resulting in an amount of DKK 7.7m (USD 1,126t). The detail of the targets are closely linked to the internal strategy and are therefore considered by the Board to be commercially sensitive. The Board will continue to keep the approach to disclosure under review.
Performance bonus 2020
The Remuneration Committee has provided the CEO with a performance cash bonus for the financial year 2020 in the following ranges and based upon the following parameters:

•	The fulfilment of specific performance metrics set by the Company (up to 70% of the CEO’s base salary)

•	Up to 50% of the CEO’s base salary based on the sole discretion of the Company’s Board of Directors

In aggregate, the maximum achievable cash bonus for the financial year 2020 for the CEO is equal to 120% of the CEO’s base salary in the financial year 2020. The specific metrics and calculation methodology for each of the parameters have been determined by the Board of Directors.

Long-Term Incentive Program – Restricted Share Units granted
In accordance with its Remuneration Policy, TORM has granted the CEO a number of Restricted Share Units (RSUs), which was communicated in company announcement no. 2 dated 18 January 2016. A further communication, announcement no. 10 issued on 25 April 2018, detailed changes to the grant of RSUs, as agreed to at the AGM on 12 April 2018. There are no performance conditions associated with this grant of RSUs.

REMUNERATION COMMITTEE REPORT

The original RSUs granted to the CEO in 2016 amounted to 1,276,725 and vested over a five-year period, with one fifth of the grant amount vesting at each anniversary during the five-year period. The exercise price for the 2016 RSUs were DKK 96.3. As of 1 January 2017, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2017. None of these RSUs were exercised. As of 1 January 2018, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2018. None of these RSUs were exercised.

As detailed in announcement no. 10 issued on 25 April 2018, the CEO was granted a total of 766,035 RSUs with effect as of 1 January 2018, which will vest in equal installments over the next three years. The RSU grant corresponds to the unvested portion (60%) of the CEO’s original five-year grant from 2016. It has been agreed that the CEO will not exercise the original RSUs. The exercise price for each RSU is DKK 53.7, corresponding to the average price of TORM shares during 90 calendar days preceding the approval at TORM plc’s AGM on 12 April 2018 plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date. As of 1 January 2019, one fifth of the grant, amounting to 255,345, vested with an exercise period ending 31 December 2019. These RSUs amounting to one third of the re-grant issued on 25 April 2018 were exercised. In November 2019, 255,345 RSUs were exercised by Executive Director Mr. Jacob Meldgaard.

The total value of the RSU allocation is calculated based on the Black-Scholes model and is included in the overall cost estimate for the Company’s Long-Term Incentive Program

(LTIP) (cf. company announcements dated 18 January and 8 March 2016 and 25 April 2018).

The value of the 2018 grant, USD 0.9m, is estimated taking into account that the CEO as part of the grant will not exercise the unvested portion of the 2016 grant. The valuation is based on the Black-Scholes model with an exercise price of DKK/share 53.7, a market value of one TORM A-share of DKK 49.5 (the closing price per A-share at the time of allocation and assuming 100% vesting).

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards since, as of the date each tranche vested, the Company’s share price was less than the exercise price.

In December 2019, the CEO was informed that he would receive two additional tranches of 255,200 RSUs in 2021 and 2022 respectively. The first would vest in equal installments over three years beginning 1 January 2022. The second would vest in equal installments over three years beginning 1 January 2023. The strike price for each tranche will be determined as the average of 90 days before publication of the TORM plc Annual Report plus a 15% premium. The first tranche will be based on the publication of the Annual Report

2020 and the second tranche on the publication of the Annual Report 2021. The exercise period for vested RSUs will be 360 days.

End of service gratuity
The Company may terminate the CEO’s Service Agreement with 12 months’ notice to expire on the last day of a month. The CEO may terminate the Service Agreement with six months’ written notice to expire on the last day of a month.

Post-service salary
If the CEO dies during the employment, the Company shall pay to the widow or any of his children below the age of 18 the fixed salary including non-salary benefits for the current month and post-service salary for three months equal to the fixed salary. However, such post-service salary will only be paid until the date of which the employment would have terminated as a result of termination of the Service Agreement.

LTIP element of Mr. Jacob Meldgaard's remuneration package 2018	RSU LTIP grant¹⁾	Exercise price per share	RSU grant value assuming 100% vesting
Mr. Jacob Meldgaard	766,035	DKK 53.7	USD 0.9m
¹⁾ LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 10 of 25 April 2018. Therefore there is no minimum or maximum for 2018.

REMUNERATION COMMITTEE REPORT

Remuneration table Non-Executive Directors.
The 2019 remuneration table sets out the remuneration paid to the Non-Executive Directors of the Company in 2019. Therefore, fees shown include any additional fees paid in respect of chairmanships of committees or other roles such as Senior Independent Director.

Statement of Directors’ shareholding and share interest
The table to the right summarizes the total interests of the Directors in shares of TORM plc as of 31 December 2019. No changes took place in the interests of the Directors between 31 December 2019 and 11 March 2020.

Annual bonuses and LTIPs
The Company’s Remuneration Policy stipulates that the Non-Executive Directors’ remuneration cannot include participation in share or warrant programs. The Non-Executive Directors of TORM plc do not receive any part of their compensation from the Company in shares or warrants. The remuneration for the Non-Executive Directors is determined by the Board of Directors subject to limits in the Company’s Articles of Association. During 2019, none of the Non-Executive Directors received any part of their compensation in shares or warrants. The table to the right summarizes the Restricted Share Units awarded to the Executive Director.

2019 REMUNERATION TABLE NON-EXECUTIVE DIRECTORS
USD '000	Base fee			Committee Fees			Total
Director	2019	2018	2017	2019	2018	2017	2019	2018	2017
Mr. Christopher H. Boehringer	168	172	174	84	104	116	252	276	290
Mr. David Weinstein	113	114	116	85	68	58	198	182	174
Mr. Göran Trapp	57	57	58	113	114	116	170	171	174
Mr. Torben Janholt	57	57	58	113	114	116	170	171	174

2019 STATEMENT OF DIRECTORS’ SHAREHOLDING AND SHARE INTEREST
DIRECTOR	Ordinary shares as of 1 Jan 2019	Ordinary shares as of 31 Dec 2019	Changes from 31 Dec 2019 to 11 Mar 2020	Ordinary shares as of 11 Mar 2020
Mr. Christopher H. Boehringer	21,204	21,204	-	21,204
Mr. David Weinstein	-	5,000	-	5,000
Mr. Göran Trapp	12,820	12,820	-	12,820
Mr. Torben Janholt	26	6,526	-	6,526
Mr. Jacob Meldgaard	66	255,411	-	255,411
¹⁾ The above table shows, in relation to each Director, the total number of share interests.

2019 STATEMENT OF EXECUTIVE DIRECTOR’S RESTRICTED SHARE UNIT HOLDINGS
Restricted Share Units	Awarded	Vested not exercised	Agreed not to exercise	Exercised	Unvested
2016	1,276,725	-	-	-	1,276,725
2017	-	255,345	-	-	1,021,380
2018	766,035	255,345	766,035	-	766,035
2019	-		-	255,345	510,690

REMUNERATION COMMITTEE REPORT

Total pension entitlements
The Directors of TORM plc do not receive any pension from the Company. In addition, Denmark-based Executive Director Mr. Jacob Meldgaard, in his role as CEO of TORM A/S, does not receive any pension.

Taxable benefits
Non-Executive Directors Mr. Torben Janholt and Mr. David Weinstein both received benefits in the form of tax consultancy assistance amounting to £7,250 each. In general, members of the Board of TORM plc do not receive any additional benefits.

Payments for loss of office
No payments for loss of office have been made in 2019.

The information provided in the following part of the Annual Report on remuneration is not subject to audit.

The graph shows the Company’s performance since the listing of TORM plc, measured by total shareholder return, compared with the average of a selection of the Company’s main peers in the industry and with the performance of the Danish stock index KAX. The KAX index is a market cap weighted index of all stocks listed on Nasdaq in Copenhagen. The total shareholder return is calculated in USD.

The table shows the total remuneration earned by the Chief Executive Officer over the same period, along with the proportion of maximum bonus opportunity earned.

Mr. Jacob Meldgaard	2019	2018	2017
Total remuneration (single figure)	2,208	1,531	1,626
Annual bonus (% earned of base salary)	117.0%	45.0%	60.0%
LTIP has not been disclosed in this table. The CEO only receives Restricted Share Units (RSUs) with no performance conditions.

REMUNERATION COMMITTEE REPORT

CHANGE IN CHIEF EXECUTIVE OFFICER'S REMUNERATION COMPARED TO GROUP EMPLOYEES WORLDWIDE
2018 - 2019 in %		Salary¹⁾	Benefits²⁾	Bonus
Chief Executive Officer	USD ('000)	1,041	41	1,126
	% Change³⁾	-2%	-7%	165%
Employees entire group	Average % change	4.6%	0.0%	28.4%
¹⁾ The comparative figures used to determine the % change take into consideration the CEO's salary and benefits.
²⁾ Other benefits provided directly relate to company car benefit.
³⁾ % Change in DKK for Salary and Directors Fees is 6%, Taxable Benefits is 0% and Annual Bonus is 175%.

The table above shows the average percentage year-on-year change in base salary, benefits and annual bonus in 2018 for the Chief Executive Officer compared to the entire Group’s employees.

RELATIVE IMPORTANCE OF SPEND ON PAY
Expenditure USDm	2019	2018	2017
Dividends paid	-	-	1.2
Purchase of outstanding treasury shares in TORM A/S	-	-	-
Purchase/disposals of treasury shares	-	-	-
Total	-	-	1.2
Staff costs	45.8	46.2	43.8
Retained earnings	920.0	752.0	786.0

The table above shows the actual expenditure of the Group for employee pay and distributions to shareholders compared to the retained earnings of the Group.

RESPONSE TO 2019 AGM SHAREHOLDER VOTING
Vote	For	Against	Abstain
Vote on 2019 implementation report	52,355,637	163,629	78
In % of eligible votes	70.8%	0.2%	0.0%

The table above shows the response to the 2019 AGM shareholder voting.

Managing executive pay
TORM intends to focus on the relationship between executive pay and the wider workforce in the period ahead and develop further the disclosure on this topic.

Outside appointments
The Executive Director is entitled to retain the fees earned from non-executive appointments outside the Company. Jacob Meldgaard was appointed as a Non-Executive Director of Danish Ship Finance A/S for which he received DKK 350,000 and as a Non-Executive Director of SYFOGLOMAD Limited for which he received Euro 5,000 for his services during 2019.

REMUNERATION COMMITTEE REPORT

REMUNERATION POLICY
The TORM plc Remuneration Policy approved at the 2018 AGM remains unchanged. In accordance with the Corporate Governance Code, TORM’s Remuneration Policy and practices are designed to support business strategy and promote the Company’s long-term sustainable success. While the Remuneration Committee will consider the appropriateness of the Remuneration Policy annually to ensure it continues to align with the business strategy, there is no current intention to revise the Remuneration Policy more often than every third year, unless required due to changes to regulations or legislation.

Adoption and publication
The Board of Directors shall review the Remuneration Policy at least once a year. Any changes to the Remuneration Policy shall be adopted by the Board of Directors and approved by the shareholders at an AGM.

TORM’s Remuneration Report will be included in the Company’s annual reports for all financial years and will contain information on remuneration paid to the Board of Directors and Executive Management.

The Remuneration Policy is available at www.torm.com/uploads/media_items/torm-remuneration-policy-2017.original.pdf

The Board of Directors has adopted the Remuneration Policy.

Statement of voting at General Meeting
The Remuneration Policy was approved at the 2018 AGM of the Company and will continue to be subject to a binding shareholder vote at least once every three years thereafter.

Terms of Reference for the Remuneration Committee of the Company
The Terms of Reference for the Remuneration Committee can be found at
www.torm.com/uploads/media_items/terms-of-reference-remuneration-committee-6-november-2019-1.original.pdf

Approval of TORM plc Remuneration Report for 2019
This report was approved by the Board of Directors on 11 March 2020 and signed on its behalf by:

Mr. Christopher H. Boehringer
Chairman of the Remuneration Committee
11 March 2020

INVESTOR INFORMATION

SHARE INFORMATION

Exchanges	Nasdaq CPH and NYC
ISIN (CPH)	GB00BZ3CNK81
CUSIP (NY)	G89479102
Tickers	TRMD A and TRMD
Year high (TRMD A)	DKK 74.6 (23 Dec.)
Year low (TRMD A)	DKK 40.5 (30 Jan.)
Number of shares (31 Dec. 2019)	74,748,248
Number of treasury shares	312,871

Other
COMMUNICATION TO INVESTORS
To ensure consistent communication to all investors, quarterly and annual financial statements and other stock exchange announcements are the main vehicles of communication. TORM maintains regular capital market contact through analyst and industry presentations, investor meetings and conference calls. Investor meetings are primarily held in Copenhagen and in the major European and US financial centers.

In 2019, TORM issued a total of 24 announcements to the stock exchange. These announcements are available in both Danish and English versions on: https://investors.torm.com/announcements/releases
Interested stakeholders can sign up for TORM’s investor relations mailing list there.

For a three-week period prior to the publication of quarterly and annual financial statements, communication is limited to issues of a general nature, and generally no individual investor meetings are held in that period.

SHARE PRICE PERFORMANCE
In 2019, TORM had an average of 74,272,711 A-shares outstanding. The average daily trading volume on Nasdaq in Copenhagen has been approximately 94t shares and approximately 1t shares on Nasdaq in New York. During 2019, the share price increased from DKK 43.9 to DKK 74.5 on Nasdaq in Copenhagen and from USD 5.9 to USD 10,8 on Nasdaq in New York. Throughout 2019, TORM has been part of the MidCap segment on Nasdaq in Copenhagen.

CHANGES TO THE SHARE CAPITAL
As of 31 December 2018, TORM plc’s total share capital was USD 742,188.48 consisting of 74,218,846 A-shares of USD 0.01 each, one B-share and one C-share both of USD 0.01.

As of 31 December 2019, TORM plc’s total share
capital was USD 747,482.50 consisting of 74,748,248 A-shares of USD 0.01 each, one B-share and one C-share both of USD 0.01. During 2019, TORM has increased its share capital by 529,402 A-shares as a result of a corresponding number of Restricted Share Units being exercised. The increase includes the issuance of 255,345 A-shares to TORM plc’s Executive Director, Jacob Meldgaard.

SHAREHOLDERS
As of 31 December 2019, TORM had approximately 8,800 registered shareholders representing approximately 97% of the share capital.

In compliance with the UK Disclosure Guidance and Transparency Rules, the following shareholders have reported to TORM that they own more than 3% of the share capital based on outstanding shares as of the release of the Annual Report:

•	OCM Njord Holdings S.à r.l. (Oaktree) (65%)
•	DW Partners, LP (5%)

As of 31 December 2019, TORM’s treasury shares represented approximately 0.4% of the total share capital. The C-share is held by Oaktree, and the B-share is held by the Minority Trustee, SFM Trustees Limited, on behalf of TORM’s non-Oaktree shareholders. The B- and the C-share have certain voting rights.

At the end of 2019, the members of the Board of Directors held a total of 300,961 shares, equivalent to a total market capitalization of DKK 22,421,595 or USD 3,358,531. The Board of Directors and certain employees are limited to trading shares during a four-week period after the publication of financial reports.

TORM’s Transfer Agent is Computershare Inc, Dept CH 19228, Palatine, IL 60055, USA.

INVESTOR INFORMATION

DISTRIBUTION POLICY
TORM intends to distribute 25-50% of net income on a semi-annual basis. The Distribution Policy will be reviewed periodically, carefully considering TORM’s capital structure, strategic developments, future obligations, market trends and shareholder interests.

While TORM also generated a profit for the first six months of 2019, the Board of Directors considered the benefit of the Company’s combined shareholder and stakeholder base and decided at that time that the continued modernization of the fleet through newbuildings, purchase of modern second-hand tonnage and scrubber installations provided for the optimal capital allocation, and therefore a decision not to distribute dividends for the first six months of 2019 was taken.

The Board of Directors has decided to recommend a dividend of USD 7.4m, equivalent to USD 0.10 per share, for approval at the AGM on 15 April 2020. Should the dividend be approved, payment is expected on 6 May 2020 with ex-dividend date on 17 April 2020. In addition, the Board has decided to conduct share repurchases up to a maximum of USD 1.4m during the first six months of 2020 in open-market transactions on Nasdaq in Copenhagen. The total distribution of up to USD 8.8m is in line with the Company’s Distribution Policy and corresponds to a maximum of 50% of net income adjusted for the impairment reversal of USD 120m for the six months ended 31 December 2019.

DUAL LISTING AND TRADING
TORM’s A-shares are listed on Nasdaq in Copenhagen under the ticker TRMD-A and on Nasdaq in New York under the ticker TRMD. TORM’s A-shares can move freely between the two Nasdaq exchanges.

WARRANTS AND RESTRICTED SHARE UNITS
As of 31 December 2019, 4,701,864 warrants were outstanding with each warrant being convertible into one A-share with a nominal value of USD 0.01 against payment of a subscription price in cash to TORM of DKK 95.2. The warrants can be exercised until 13 July 2020. The warrants are not publicly listed but can be transferred by submitting a warrant transfer notice to the Company. The warrant transfer notice is available on: https://investors.torm.com/shareholders/warrant-transfer-form

During 2019, TORM has upon request from certain warrant holders cancelled 10,089 warrants.

In accordance with TORM’s Remuneration Policy, the Board of Directors has as part of the Long-Term Incentive Program (LTIP) granted certain employees Restricted Share Units (RSUs) in the form of restricted stock options. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and TORM’s shareholders. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting. Below is a description of the RSUs that have not expired without exercise.

In 2016, the Board agreed to grant 1,276,725 RSUs to the Executive Director. The RSUs were subject to a five-year vesting period, with one fifth of the grant amount vesting at each anniversary date beginning on 1 January 2017. Following certain adjustments for dividends, the exercise price of each vested RSU is DKK 93.6, and the exercise period is one year.

In 2017, the Board agreed to grant a total of 866,617 RSUs to other management. The RSUs were subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date beginning on 1 January 2018. The exercise price of each vested RSU is DKK 93.6, and the exercise period is six months.

In 2018, the Board agreed to grant a total of 944,468 RSUs to other management and an additional 766,035 RSUs to the Executive Director. The RSUs to both other management and the Executive Director were subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date beginning on 1 January 2019. The exercise price of each vested RSU is DKK 53.7, which corresponds to the daily average closing price on Nasdaq in Copenhagen across 90 calendar days before the date of the General Meeting on 12 April 2018 plus a premium of 15%. Vested RSUs may be exercised for a period of 360 days after each vesting date. The grant to the Executive Director represented the unvested portion, or approximately

INVESTOR INFORMATION

60%, of the RSUs that he was granted in 2016, which were subject to a five-year vesting period, and which Mr. Meldgaard has agreed not to exercise.

On 19 March 2019, TORM announced a grant of a total of 873,450 RSUs to certain employees. The RSUs were subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date beginning on 1 January 2020. The exercise price of each vested RSU is DKK 49.7, which corresponds to the average of 90 calendar days preceding the publication of TORM plc’s 2018 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days after each vesting date. In connection with the appointment of CFO Kim Balle, an additional 127,600 RSUs were granted on similar terms.

As of 31 December 2019, 2,228,230 RSUs were outstanding, and zero of the 2016 and 2017 RSUs had been exercised. 529,402 of the 2018 RSUs were exercised during 2019.

Based on the Black-Scholes model, the theoretical market value of the RSU allocations in 2016, 2017, 2018 and 2019 around the time of issuance was calculated at USD 5.0m, USD 1.0m, USD 2.3m and USD 1.7m, respectively.

NET ASSET VALUE
TORM’s net asset value (NAV) as of 31 December 2019 is estimated at USD 1,016m based on i) broker values of USD 1,802m, ii) Other plant and operating equipment of USD 4.3m iii) outstanding debt of USD 863m, iv) outstanding newbuilding installments of USD 51m, v) a cash position of USD 72m, vi) other current assets of USD 148m and vii)

current liabilities of USD 96m. Based on 74,435,377 outstanding A-shares, excluding treasury shares as of 31 December 2019, this corresponds to a NAV/share of USD 13.6 or DKK 91.1.

For further information about investor relations, please visit https://investors.torm.com

INVESTOR RELATIONS CONTACT

Mr. Morten Agdrup, Vice President,
Head of Corporate Finance & Strategy
Phone: +45 3917 9249
Email: ir@torm.com

Mr. Mark Poulsen, Investor Relations
Phone: +45 3917 9244
Email: ir@torm.com

FINANCIAL CALENDAR 2020

15 April 2020, Annual General Meeting

14 May 2020, First quarter 2019 results

17 August 2020, First half 2019 results

11 November 2020, Nine months 2019 results

ANALYST COVERAGE

Carnegie Investment Bank
Mr. Dan Togo Jensen
Phone: +45 3288 0245
Email: dan.togo@carnegie.dk

Danske Bank
Mr. Finn Bjarke Pedersen
Phone: +45 4512 8036
Email: finpe@danskebank.dk

Evercore ISI
Mr. Jonathan B. Chappell
Phone: +1 212-497-0827
Email: jonathan.chappell@evercoreisi.com

Fearnley Securities
Mr. Espen L. Fjermestad
Phone: +47 2293 6484
Email: e.fjermestad@fearnleys.no

Skandinaviska Enskilda Banken AB
Mr. Ulrik Bak
Phone: +45 3328 3314
Email: ulrik.bak@seb.dk

DIRECTORS’ REPORT

The Directors are pleased to present the Annual Report on the affairs of the TORM Group for 2019, including the financial statements and the auditor’s report. Details on the Directors’ responsibilities are available in the Directors Responsibility Statement on page 98-99.

Other disclosure requirements, which form part of the Directors’ Report, are included in other sections of this Annual Report. Details on information incorporated by reference are generally set out under the relevant topics in the Directors’ Report. For TORM’s Going Concern Statement and Viability Statement, please see the “Financial Review” section on page 39-48. For details on any significant events after 31 December 2019, please refer to note 2 on page 117. Details on financial risks are provided in note 20 of the financial statements on page 134-137. TORM’s S172 statement can be found on page 61.

DIVIDENDS
The Board of Directors has decided to recommend a dividend of USD 7.4m, equivalent to USD 0.10 per share, for approval at the AGM on 15 April 2020. Should the dividend be approved, payment is expected on 6 May 2020 with ex-dividend date on 17 April 2020. In addition, the Board has decided to conduct share repurchases up to a maximum of USD 1.4m during the first six months of 2020 in open-market transactions on Nasdaq in Copenhagen. The total distribution of up to USD 8.8m is in line with the Company’s Distribution Policy and corresponds to a maximum of 50% of net income adjusted for the impairment reversal of USD 120m for the six months ended 31 December 2019.

ANNUAL GENERAL MEETING
TORM’s next Annual General Meeting (AGM) will be held on 15 April 2020. The notice of the AGM including the complete proposals will be available on TORM’s website www.torm.com prior to the meeting.

DIRECTORS
Information on TORM’s Board of Directors as of 11 March 2020 is available on page 69-70.

DIRECTORS’ INTERESTS
The interests (in shares of the Company or calculated equivalents) of the Directors in office at the end of the year can be found in the “Remuneration Report” on page 81-90.

INDEMNIFICATION OF DIRECTORS AND INSURANCE
TORM has not granted any indemnity for the benefit of the Directors but has a general Directors’ and Officers’ Liability Insurance and a Public Offering of Securities Insurance covering the Prospectus and the Exchange Offer documentation related to the Corporate Reorganization.

RETIREMENT, REAPPOINTMENT AND APPOINTMENT OF DIRECTORS
In line with the Company’s Articles of Association on file at Companies House, apart from the B-director, each director must retire at the end of the second AGM after his appointment or last reappointment unless he has been reappointed at that AGM. The Company’s Directors were reelected at the 2018 Annual General Meeting and will therefore be due to retire in 2020.
The Terms and Conditions of appointment of Non-Executive Directors are set out in the Memorandum of Terms and

Conditions with the Company which, in accordance with Companies Act 2006, Chapter 5, Section 228, is available for inspection from the Company Secretary.

SHARE CAPITAL
TORM’s share capital amounts to USD 747,606.55 divided into 74,760,653 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 74,760,653 votes are attached to the
A-shares. Only the A-shares are admitted to trading and official listing on Nasdaq in Copenhagen and Nasdaq in New York.

Each A-share has one vote on all resolutions proposed at general meetings of the Company except for the election or removal of the B-Director. Until the Threshold Date (the first time at which OCM Njord Holdings S.à r.l. Oaktree and its affiliates cease to beneficially own at least one third of the issued shares), the sole B-share has one vote at the general meeting and special administrative rights, including the right to appoint the Deputy Chairman of the Board of Directors. After the Threshold Date, all Directors can be appointed or removed by passing an ordinary resolution. The B-shareholder also has the right to appoint one Board Observer. Pursuant to the Articles of Association, no more than one B-share can be issued by the Company.

DIRECTORS’ REPORT

The Company may only take certain material actions relating to supermajority matters and Reserved Matters (as specified in its Articles of Association) if either (i) the majority of the Directors (which must include the Chairman and the B-Director) approve the relevant action or (ii) (a) in case of a supermajority action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 86% of the votes capable of being cast on such supermajority action or (ii) (b) in case of a Reserved Matter action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 70% of the votes capable of being cast on such Reserved Matter action.

Until the Threshold Date, the sole TORM C-share has 350,000,000 votes at the general meeting in respect of certain Specified Matters only, including election of members to the Board of Directors of TORM (including the Chairman, but excluding the B-Director) and certain amendments to the Articles of Association. The sole C-shareholder, OCM Njord Holdings S.à r.l. (“Oaktree”), shall continue to hold the C-share so long as it or its affiliates beneficially own at least one third of the issued shares (”Threshold Date”). Accordingly, Oaktree may continue to operate as the Company’s controlling shareholder, even if Oaktree does not own a majority of the A-shares. Pursuant to the Articles of Association, no more than one C-share can be issued by the Company.
Further details and movements in the share capital during the year are described in the “Investor information” section on page 91-93.

A number of the A-shares are issued subject to restrictions on transfer (“Restricted Shares”) imposed by US securities laws. These Restricted Shares may only be transferred pursuant to an effective registration statement filed with the United States Securities Exchange Commission or an exemption from the registration requirements of the United States Securities Act of 1933 as amended. There are no specific restrictions on the size of a holding of the A-shares nor the transfer of the A-shares (except for the Restricted Shares as detailed above), which are both governed by the general provisions of the Articles of Association and prevailing legislation.

The B-share can only be transferred to (i) another trustee (it is currently held by SFM Trustee Limited on behalf of the minority shareholders), or (ii) the Company if the B-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The B-share cannot be encumbered.

The C-share is held by Oaktree and can only be transferred (i) to one of Oaktree’s affiliates or (ii) to the Company if the C-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The C-share cannot be encumbered. For further details on the transferability, please see the Articles of Association on TORM’s website: www.torm.com/uploads/media_items/articles-of-association-15-march-2016.original.pdf

The B-share and the C-share do not have any rights to receive dividends or other distributions which the Company decides to pay.

The Company must redeem the B-share and the C-share at the same time as soon as possible after the Threshold Date for USD 0.01 each. Once redeemed, the B-share and the C-share must be cancelled, and no further B-shares or C-shares can be issued by the Company.

Pursuant to TORM’s Articles of Association and authorities passed at TORM plc’s AGM on 15 March 2016 (2016 AGM), the Board of Directors was granted authority to allot shares or rights relating to shares for cash free from pre-emption up to an aggregate nominal amount of USD 5,493,160 comprising:

•
Up to an aggregate nominal amount of USD 686,142 in connection with the Exchange Offer, (of which USD 622,988.48 nominal value was issued (62,298,846 A-shares, one B-share and one C- share) during the period ended 31 December 2016. As the Exchange Offer has been completed, no further shares will be issued under this authority

DIRECTORS’ REPORT

•
Up to an aggregate nominal amount of USD 1,372,283 which can be offered in connection with any proposed initial public offering of equity securities on certain US stock exchanges, of which zero was issued from 1 January 2019 to 31 December 2019, leaving a current authority to issue up to 137,228,300 A-shares

•
Up to an aggregate nominal amount of USD 2,596,226 in general equity issues including warrants, convertible debt and general equity with the issue being at fair value as determined by the Board of Directors, of which zero was issued from 1 January 2019 to 31 December 2019, leaving a current authority to issue up to 247,702,600 A-shares)

•
Up to an aggregate nominal amount of USD 838,509 to directors, officers or employees of the Company or any of its subsidiaries, of which USD 10,011 nominal value was used for the grant of Restricted Share Units during the period from 1 January 2019 to 31 December 2019, leaving a current authority to issue up to 78,272,950 A-shares

Furthermore, the Board of Directors received authorization at the 2016 AGM to make market purchases up to a maximum of 6,861,413 A-shares within a certain pricing range. TORM has not repurchased any A-shares during the period from 1 January 2019 to 31 December 2019, leaving a current authority to purchase up to 6,548,542 A-shares or approximately 9% of TORM's share capital excluding treasury shares.

All of the above share authorities expire on 14 March 2021 and the Board of Directors will be seeking new authorities at the 2020 AGM.

Details of TORM’s employee share schemes and any rights attached to the shares under these schemes are set out on page 94-95 of the Directors Remuneration Report. Details of the warrants issued by TORM giving the right to buy A-shares are set out in the “Investor information” section on page 91-93.

The U.K. Takeover Code, issued and administered by the U.K. Takeover Panel, applies to the Company.

POLITICAL DONATIONS
No political donations were made during 2019.

FINANCIAL INSTRUMENTS
The Company uses financial instruments to manage risks related to freight rates, bunker fuels, interest rates and foreign exchange. For further information on the use of financial instruments, please refer to note 20 on page 134-137.

RESEARCH AND DEVELOPMENT
The Company has continuous focus on optimization
but does not allocate specific costs to research and development.

COMPANY BRANCHES
The TORM Group has offices in Denmark, India, the Philippines, Singapore, the UK and the USA. Further details on the Company's global presence is set out on page 30.

SIGNIFICANT SHAREHOLDINGS
Details on significant shareholdings are set out in the “Investor Information” section on page 91-93.

CONTROLLING SHAREHOLDER
TORM’s controlling shareholder, Oaktree, owns TORM plc’s sole C-share, which carries 350,000,000 votes at the general meeting in respect of Specified Matters, including election of members to the Board of Directors of TORM plc (including the Chairman, but excluding the Deputy Chairman) and certain amendments to the Articles of Association.

OTHER INFORMATION INCLUDED
IN THE STRATEGIC REPORT
The “Strategic Report” set out on page 3-61 provides a review of TORM’s operations in 2019 and the potential future developments of those operations. Details on greenhouse gas emissions are included in the “Strategic Report” on page 53, and details on TORM’s general policy relating to recruitment, training, career development and disabled employees are included on page 58-59.

Please refer to page 61 for information on how the Directors have had regard to the need to foster the

DIRECTORS’ REPORT

Company’s business relationship with suppliers, customers and other stakeholders.

STATEMENT BY THE DIRECTORS IN PERFORMANCE OF THEIR STATUTORY DUTIES IN ACCORDANCE WITH S172(1) COMPANIES ACT 2006
To see the full statement, please see the “Strategic Report” on page 61.

REQUIREMENTS TO THE LISTING RULES
TORM plc is listed on Nasdaq in Copenhagen and Nasdaq in New York. The only listing rule requirement regarding the content of the Annual Report is that TORM’s Annual Report follows the requirements of the UK Companies Act, including provisions for EEA-listed companies.

RECENT DEVELOPMENTS AND POST-BALANCE SHEET EVENTS
To see post-balance sheet events, please see the subsequent events disclosed under note 2 on page 117.

INDEPENDENT AUDITORS
Each person who is a Director at the date of approval of the Annual Report confirms that:

•	As far as the Director is aware, there is no relevant audit information of which the Company’s independent auditor is unaware
•
The Director has taken all reasonable steps that he/she ought to have taken as a Director in order to make him/herself aware of any relevant audit information and to establish that the Company’s independent auditor is aware of that information

This confirmation is given and should be interpreted in accordance with the provisions of s418 of the Companies Act 2006.

Approval
On behalf of the Board of Directors

Mr. Christopher H. Boehringer
Chairman of the Board of Directors
11 March 2020

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors are required to prepare the group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and Article 4 of the IAS Regulation and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including FRS 101 “Reduced Disclosure Framework”. Under company law, the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period.

In preparing the parent company financial statements, the Directors are required to:
•	Select suitable accounting policies and then apply them consistently
•	Make judgements and accounting estimates that are reasonable and prudent
•	State whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements
•	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business

In preparing the group financial statements, International Accounting Standard 1 requires that Directors:
•	Properly select and apply accounting policies
•	Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
•
Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance

•	Make an assessment of the Company's ability to continue as a going concern

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors’ responsibility statement
We confirm that to the best of our knowledge:

•
The financial statements, prepared in accordance with the relevant financial reporting framework, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole

•
The Strategic Report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face

•
The annual report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s position and performance, business model and strategy

This responsibility statement was approved by the Board of Directors on 11 March 2020 and is signed on its behalf by:

Mr. Jacob Meldgaard
Executive Director
11 March 2020

CONSOLIDATED INCOME STATEMENT
1 JANUARY-31 DECEMBER

USD '000	Note	2019	2018	2017
Revenue		692,610	635,366	656,991
Port expenses, bunkers and commissions		-267,739	-283,018	-259,888
Charter hire		-	-2,506	-8,517
Operating expenses	3	-172,983	-180,443	-188,374
Profit from sale of vessels	23	1,180	752	2,762
Administrative expenses	3, 4	-47,724	-47,826	-45,007
Other operating expenses		-2,911	-1,963	-418
Share of profit/(loss) from joint ventures		-422	189	3
Impairment losses and reversal of impairment on tangible assets	6, 8, 23	114,004	-3,249	-3,572
Depreciation	6,7	-110,124	-114,480	-114,451

Operating profit/(loss) (EBIT)		205,891	2,822	39,529

Financial income	9	2,796	3,302	4,255
Financial expenses	9	-41,881	-39,345	-40,601

Profit/(loss) before tax		166,806	-33,221	3,184

Tax	12	-784	-1,558	-777

Net profit/(loss) for the year		166,022	-34,779	2,407

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	26	2.24	-0.48	0.04
Diluted earnings/(loss) per share (USD)	26	2.24	-0.48	0.04

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
1 JANUARY-31 DECEMBER

USD '000	2019	2018	2017
Net profit/(loss) for the year	166,022	-34,779	2,407

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	426	-316	240
Fair value adjustment on hedging instruments	-13,289	-6,748	9,181
Fair value adjustment on hedging instruments transferred to income statement	1,284	-307	-2,262

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	-82	-48	120
Other comprehensive income/(loss) after tax ¹⁾	-11,661	-7,419	7,279

Total comprehensive income/(loss) for the year	154,361	-42,198	9,686

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items due to the Danish tonnage tax scheme.

CONSOLIDATED BALANCE SHEET
AS OF 31 DECEMBER

USD '000	Note	2019	2018
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings	6,7	8,127	-
Vessels and capitalized dry-docking	6,7,8,16	1,674,795	1,396,558
Prepayments on vessels	6	95,003	45,491
Other plant and operating equipment	6	4,256	2,973
Total tangible fixed assets		1,782,181	1,445,022

Financial assets
Investments in joint ventures		1,169	71
Loan receivables	5	4,617	-
Other investments		1	5
Total financial assets		5,787	76

Total non-current assets		1,787,968	1,445,098

CURRENT ASSETS
Bunkers		34,837	39,404
Freight receivables	10	89,830	85,997
Other receivables	11	6,168	7,488
Prepayments		3,468	2,855
Cash and cash equivalents, including restricted cash		72,483	127,361
Current assets, excluding assets held for sale		206,786	263,105

Assets held for sale	23	9,127	6,197

Total current assets		215,913	269,302

TOTAL ASSETS		2,003,881	1,714,400

USD '000	Note	2019	2018
EQUITY AND LIABILITIES
EQUITY
Common shares	13	747	742
Share premium		101,289	97,092
Treasury shares	13	-2,887	-2,887
Hedging reserves		-11,751	254
Translation reserves		330	-96
Retained profit		919,959	752,106
Total equity		1,007,687	847,211

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability	12	44,901	44,909
Borrowings	7,15,16,18	756,352	655,164
Total non-current liabilities		801,253	700,073

CURRENT LIABILITIES
Borrowings	7,15,16,18	99,025	94,422
Trade payables	18	47,120	35,122
Current tax liabilities		1,476	1,010
Other liabilities	14,18	47,316	36,503
Deferred income		4	59
Total current liabilities		194,941	167,116

Total liabilities		996,194	867,189

TOTAL EQUITY AND LIABILITIES		2,003,881	1,714,400

The financial statements of TORM plc, company number 09818726, have been approved by the Board of Directors and signed on their behalf by: Mr. Jacob Meldgaard, Executive Director, 11 March 2020

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY-31 DECEMBER

USD '000	Common shares	Share premium	Treasury shares ¹⁾	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2017	623	-	-2,887	390	-20	782,472	780,578

Comprehensive income/loss for the year:
Net profit/(loss) for the year	-	-	-	-	-	2,407	2,407
Other comprehensive income/(loss) for the year	-	-	-	6,919	240	120	7,279
Total comprehensive income/(loss) for the year	-	-	-	6,919	240	2,527	9,686

Corporate Reorganization TORM plc	-	-	-	-	-	146	146
Share-based compensation	-	-	-	-	-	1,880	1,880
Dividend paid	-	-	-	-	-	-1,240	-1,240
Total changes in equity 2017	-	-	-	6,919	240	3,313	10,472

Equity as of 31 December 2017	623	-	-2,887	7,309	220	785,785	791,050

Effect as of 1 January 2018 of new IFRS standards implemented	-	-	-	-	-	-878	-878
Adjusted equity as of 1 January 2018	623	-	-2,887	7,309	220	784,907	790,172

Comprehensive income/loss for the year:
Net profit/(loss) for the year	-	-	-	-	-	-34,779	-34,779
Other comprehensive income/(loss) for the year ²⁾	-	-	-	-7,055	-316	-48	-7,419
Total comprehensive income/(loss) for the year	-	-	-	-7,055	-316	-34,827	-42,198

Capital increase	119	99,880	-	-	-	-	99,999
Transaction costs capital increase	-	-2,788	-	-	-	-	-2,788
Share-based compensation	-	-	-	-	-	2,026	2,026
Total changes in equity 2018	119	97,092	-	-7,055	-316	-32,801	57,039

Equity as of 31 December 2018	742	97,092	-2,887	254	-96	752,106	847,211

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY-31 DECEMBER

USD '000	Common shares	Share premium	Treasury shares ¹⁾	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2019	742	97,092	-2,887	254	-96	752,106	847,211

Comprehensive income/(loss) for the year:
Net profit/(loss) for the year	-	-	-	-	-	166,022	166,022
Other comprehensive income/(loss) for the year ²⁾	-	-	-	-12,005	426	-82	-11,661
Total comprehensive income/(loss) for the year	-	-	-	-12,005	426	165,940	154,361

Capital increase	5	4,197	-	-	-	-	4,202
Share-based compensation	-	-	-	-	-	1,913	1,913
Total changes in equity 2019	5	4,197	-	-12,005	426	167,853	160,476

Equity as of 31 December 2019	747	101,289	-2,887	-11,751	330	919,959	1,007,687

¹⁾ Please refer to note 13 for further information on treasury shares.
²⁾ Please refer to "Consolidated Statement of Comprehensive Income".

CONSOLIDATED CASH FLOW STATEMENT
1 JANUARY-31 DECEMBER

USD '000	Note	2019	2018	2017
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year		166,022	-34,779	2,407

Reversals:
Profit from sale of vessels		-1,180	-752	-2,762
Depreciation	6	110,124	114,480	114,451
Impairment losses and reversal of impairment losses on tangible assets	6, 8, 23	-114,004	3,249	3,572
Share of profit/(loss) from joint ventures		422	-189	-3
Financial income	9	-2,796	-3,302	-4,255
Financial expenses	9	41,881	39,345	40,601
Tax expenses	12	784	1,558	777
Other non-cash movements	24	925	2,039	3,696

Dividends received from joint ventures		19	440	-
Interest received and realized exchange gains		2,535	2,720	1,641
Interest paid and realized exchange losses		-45,283	-39,792	-36,698
Income taxes paid		-216	-1,611	-586
Change in bunkers, receivables and payables, etc.	24	11,858	-12,668	-12,996

Net cash flow from operating activities		171,091	70,738	109,845

USD '000	Note	2019	2018	2017
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets		-384,349	-202,439	-145,112
Investments in joint ventures		-275	-	-
Sale of tangible fixed assets	23	61,801	26,847	31,382

Net cash flow from investing activities		-322,823	-175,592	-113,730

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	5, 18	261,830	114,530	205,572
Repayment, borrowings	18	-169,177	-113,733	-142,211
Dividend paid		-	-	-1,240
Capital increase		4,202	99,999	-
Transaction costs share issue		-	-2,788	-
Change in restricted cash		-12,364	-2,014	594

Net cash flow from financing activities		84,491	95,994	62,715

Net cash flow from operating, investing and financing activities		-67,241	-8,860	58,830

Cash and cash equivalents as of 1 January		124,088	132,948	74,118

Cash and cash equivalents as of 31 December		56,847	124,088	132,948

Restricted cash as of 31 December		15,636	3,273	1,259
Cash and cash equivalents, including restricted cash as of 31 December		72,483	127,361	134,207

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Accounting policies, critical accounting estimates and judgements	107
Note 2 – Liquidity, capital resources and subsequent events	117
Note 3 – Staff costs	118
Note 4 – Remuneration to auditors appointed at the parent company's annual general meeting	120
Note 5 – Loan receivables	121
Note 6 – Tangible fixed assets	121
Note 7 – Leasing	122
Note 8 – Impairment testing	124
Note 9 – Financial items	125
Note 10 – Freight receivables	125
Note 11 – Other receivables	126
Note 12 – Tax	126
Note 13 – Common shares and Treasury shares	126
Note 14 – Other liabilities	127
Note 15 - Effective Interest Rate, Outstanding Borrowings	128
Note 16 – Collateral security for Borrowings	129
Note 17 – Guarantee commitments and contingent liabilities	129
Note 18 – Contractual rights and obligations	129
Note 19 – Derivative financial instruments	131
Note 20 – Risks associated with TORM's activities	134
Note 21 – Financial instruments	138
Note 22 – Related party transactions	139
Note 23 – Assets held for sale and Non-current assets sold during the year	139
Note 24 – Cash flows	139
Note 25 – Entities in the group	139
Note 26 – Earnings per share and Dividend per share	142

TORM ANNUAL REPORT 2019 CONSOLIDATED FINANCIAL STATEMENTS 106

NOTE 1 – ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

OVERVIEW OF BUSINESS
TORM plc is a shipping company, incorporated in the United Kingdom, which owns and operates a fleet of product tankers. Unless otherwise indicated, the terms "TORM plc," "we," "us," "our," the "Company" and the "Group" refer to TORM plc and its consolidated subsidiaries, which includes TORM A/S and its consolidated subsidiaries.

TORM plc is listed on the stock exchange Nasdaq OMX Copenhagen, Denmark, and on Nasdaq in New York, United States.

BASIS OF PREPARATION
The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the EU and as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention except where fair value accounting is specifically required by IFRS.

The functional currency of the Company is USD, and the Company applies USD as presentation currency in the preparation of the consolidated financial statements.

NOTE 1 – continued

GOING CONCERN
The financial position of the Group, its cash flows, liquidity position and borrowing facilities are set out on pages 39-46. As of 31 December 2019, TORM’s available liquidity including undrawn facilities was USD 246m, including a cash position including restricted cash of USD 72m. TORM’s net debt was USD 786m and the net debt loan-to-value ratio was 46%. In addition, the Group has in February 2020 obtained bank financing of USD 496m replacing existing debt and removing all major debt maturities until 2026. This has been taken into consideration in the Directors’ assessment of the financial position. Further information on the Group’s objectives and policies for managing its capital, its financial risk management objectives and its exposure to credit and liquidity risk can be found in note 20 to the financial statements. The principal risks and uncertainties facing the Group are set out on pages 33-38, and details on the refinancing are described in note 2.

The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants within its loan facilities, details of which are available in note 2 to the financial statements. Sensitivity calculations are run to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The Group also pays special attention to the recent COVID-19 outbreak and the associated effects on the product tanker market, and has included the currently expected impacts in the sensitivity analysis.

The Board of Directors has considered the Group’s cash flow forecasts and the expected compliance with the Company’s financial covenants for a period of not less than 12 months from the date of approval of these financial statements. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, the Group will be able to continue in operational existence and comply with its financial covenants for the next 12 months. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

NOTE 1 - continued

ADOPTION OF NEW OR AMENDED IFRS STANDARDS
TORM has implemented the following standards and amendments issued by the IASB and adopted by the EU in the consolidated financial statements for 2019:
•	IFRIC Interpretation 23, Uncertainty over Income Tax Treatments
•	Amendments to IFRS 9: Prepayment Features with Negative Compensation
•	Annual Improvements 2015-2017 Cycle (issued in December 2017)
•	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement
•	Amendments to IAS 28: Long-term interests in associates and joint ventures
•
TORM has elected to early adopt the amendments to IFRS 9, IAS 39 and IFRS 7, ‘Interest Rate Benchmark Reform‘. The transition provisions require that the amendments are adopted retrospectively to hedging relationships that existed at the start of the reporting period or were designated thereafter, and to the amount accumulated in the cash flow reserve at that date. The reliefs specify that the IBOR reform should not generally cause hedge accounting to terminate. Hence there are reliefs in the amendments that apply to the hedging relationships directly affected by the IBOR reform.

•
IFRS 16: On 1 January 2019, TORM adopted IFRS 16 “Leases”, which is mandatory for accounting periods beginning 1 January 2019 or later. The standard was implemented using the modified retrospective approach, whereby right-of-use assets at the date of initial application are measured at an amount equal to the lease liability, which as of  1 January 2019 amounted to USD 9.9m. The impact of the standard for TORM was limited to leasing agreements regarding office buildings and other administrative contracts such as cars, office equipment, etc. The presentation in the 2019 income statement has changed, which resulted in the recording of “Depreciation” of USD 2.5m and “Financial expenses” (interest) of USD 0.4m, in contrast to the recording of an operating lease charge of a materially equivalent figure within the line item “Administrative expenses” under IAS 17. Although this reclassification has had an insignificant overall net effect on the Profit and Loss in 2019, it has improved the Alternative Performance Measure (APM) “EBITDA” by approximately USD 2.5m. Comparative information has not been restated.

•	In implementing IFRS 16, TORM has applied the following recognition exemptions and practical expedients:
•	Relied on the definition under IAS 17 and IFRIC 4 to determine whether contracts at the date of initial application contain a lease.
•
Not recognised right-of-use assets and lease liabilities related to low value and short-term leases. Short term leases are defined as leases with a remaining contract period of 12 months or less at the date of initial application.

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics.

NOTE 1 – continued

•	Excluded initial direct costs from the recognition of right-of-use assets at the date of initial application.
•	Relied on the assessment of whether a contract is onerous under IAS 37 at the date of initial application instead of performing an impairment review under IAS 36.
•	For leases held under finance lease 31 December 2018 the carrying amount continues under IFRS 16

Reconciliation of lease liabilities pursuant to IFRS 16 on transition:

USDm	2019

Total operating lease commitments at 31 December 2018	6.2

Recognition exemptions:
Leases of low value assets	-
Leases with remaining lease term of 12 months or less	-
Operating lease liabilities before discounting	6.2

Discounted using incremental borrowing rate	-0.6
Operating lease liability	5.6

Reasonably certain extension options	4.5
Other adjustments	-0.2
Finance lease liabilities recognized under IAS 17	25.3
Total lease liabilities recognized under IFRS 16 at 1 January 2019	35.2

On transition to IFRS 16, TORM recognized lease liabilities in relation to leases which had previously been classified as operating leases in accordance with IAS 17.

The weighted average borrowing rate applied to lease liabilities recognized in the balance sheet at 1 January 2019 is 4.9%.

It is assessed that application of other new interpretations effective on 1 January 2019 has not had any material impact on the consolidated financial statements in 2019.

NOTE 1 - continued

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
IASB has issued a number of new or amended accounting standards (IFRS) and interpretations (IFRIC) that have not yet come into effect. In general, the following standards are expected to have the most significant impact on current accounting regulation:
•	IFRS 17 Insurance Contracts
•	IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
•	Amendments to IFRS 3 Definition of a business
•	Amendments to IAS 1 and IAS 8 Definition of material

TORM have assessed the accounting standards and interpretations net yet adopted and do not expect the new standards to have any material impact on neither TORM’s figures or disclosures.

ACCOUNTING POLICIES

Consolidation principles
The consolidated financial statements comprise the financial statements of the Parent Company, TORM plc and entities controlled by the Company and its subsidiaries. Control is achieved when the Company has all the following:
•	Power over the investee
•	Exposure, or rights, to variable returns from its involvement with the investee
•	The ability to use its power over the investee to affect the amounts of the investor’s returns

The Company should reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities unilaterally. The Company considers all facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:
•	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders
•	Potential voting rights held by the Company, other vote holders or other parties
•	Rights arising from other contractual arrangements
•
Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time when decisions need to be made, including voting pattern at previous shareholders’ meetings

NOTE 1 - continued

Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are accounted for using the equity method.

Companies which are managed jointly by agreement with one or more companies and therefore are subject to joint control (joint ventures) are accounted for using the equity method.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date on which the Company obtains control until the date when the Company loses control over the subsidiary.

The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and the Company’s share of the income statement and balance sheet of joint operations by combining items of a uniform nature and eliminating intercompany transactions, balances and shareholdings as well as realized and unrealized gains and losses on transactions between the consolidated entities. The financial statements used for consolidation purposes are prepared in accordance with the Company’s accounting policies.

The consolidated financial statements following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but as a continuation of the financial statements of the legal subsidiary (accounting acquirer). The accounting acquirer’s legal capital is adjusted retrospectively to reflect the legal capital of the accounting acquiree. Comparative information is adjusted accordingly.

Foreign currencies
The functional currency of all significant entities, including subsidiaries and associated companies, is United States dollars (USD), because the Company’s vessels operate in international shipping markets, in which income and expenses are settled in USD, and because the Company’s most significant assets and liabilities in the form of vessels and related liabilities are denominated in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables and payables and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under “Financial income” and “Financial expenses”.

NOTE 1 - continued

The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Income statement items are translated into USD at the average exchange rate for the year, whereas balance sheet items are translated at the exchange rate as of the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component in “Other comprehensive income”. On the disposal of an entity, the cumulative amount of the exchange differences recognized in the separate component of equity relating to that entity is transferred to the income statement as part of the gain or loss on disposal.

Derivative financial instruments and hedge accounting
Derivative financial instruments, primarily forward currency exchange contracts, forward freight agreements, interest rate hedges and forward contracts regarding bunker purchases, are entered into to eliminate risks relating to future fluctuations in prices and interests etc. on future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges when appropriate as described below for each type of derivative.

Derivative financial instruments are initially recognized in the balance sheet at fair value at the date when the derivative contract is entered into and are subsequently measured at their fair value as other receivables or other liabilities, respectively.

Changes in the fair value of derivative financial instruments that are designated as cash flow hedges and deemed to be effective are recognized directly in “Other comprehensive income”. When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in “Other comprehensive income” is transferred to the income statement and included in the same line as the hedged transaction. However, when the hedged transaction results in the recognition of a fixed asset, the gains and losses previously accumulated in “Other comprehensive income” are transferred from “Other comprehensive income” and included in the initial measurement of the cost of the fixed asset. Changes in the fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.

Changes in the fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the Company’s risk management policy, certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognized in the income statement under “Financial income” or “Financial expenses” for interest rate swaps with cap features, under “Revenue” for forward freight agreements and under “Port expenses, bunkers and commissions” for forward bunker contracts.

NOTE 1 - continued

Changes in the fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the Company’s risk management policy and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivative financial instruments are therefore recognized in the income statement under “Financial income” or “Financial expenses” for interest rate swaps with cap features, under “Revenue” for forward freight agreements and under “Port expenses, bunkers and commissions” for forward bunker contracts.

Segment information
The segmentation is based on the Group’s internal management and reporting structure. The Group only has one reportable segment, the Tanker Segment, for which the services provided primarily comprise transportation of refined oil products such as gasoline, jet fuel and naphtha.

The Group has only one geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide such information. Consequently, it is not possible to provide geographical segment information on revenue from external customers or non-current segment assets.

Employee benefits
Wages, salaries, social security contributions, holiday and sick leave, bonuses and other monetary and non-monetary benefits are recognized in the year in which the employees render the associated services. Please also refer to the accounting policy for share-based payment.

Pension plans
The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

NOTE 1 - continued

Leases
TORM assesses whether a contract is or contains a lease at inception of the contract and recognizes right-of-use assets and corresponding lease liabilities at the lease commencement date, except for short-term leases and leases of low value. For these leases, TORM recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Agreements to charter in vessels and to lease land and buildings and other plant and operating equipment for which TORM substantially has the control are recognized on the balance sheet as right-of-use assets and initially measured cost, which comprises the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date. Subsequently the right-of-use assets are measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated and written down under the same accounting policy as the vessels owned by the Company or over the lease period depending on the lease terms.

The corresponding lease obligation is recognized as a liability in the balance sheet under “Borrowings” and initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, in case that rate cannot be determined, TORM’s incremental borrowing rate. Subsequently lease liabilities are measured at amortized cost using the effective interest method, where the lease liabilities are remeasured when there is a change in future lease payments.

Sale and leaseback
Following a sale transaction, agreements to immediately charter-in the related vessels (sale-and-leaseback) but for which TORM maintains substantially all the risks and rewards incidental to economic ownership, the proceeds received are presented as a financial liability in “Borrowings”. No gain or loss is recorded, and the asset remains recognised on the balance sheet.

TORM has three sale and leaseback agreements previously accounted for as financial leases in accordance with IAS 17. The right of use assets and related lease liabilities are presented as a part of “Vessels and capitalized dry-docking” and “Borrowings” respectively.

NOTE 1 - continued

INCOME STATEMENT

Revenue
Income is recognized in the income statement when:
•	The income generating activities have been carried out on the basis of a binding agreement
•	The income can be measured reliably
•	It is probable that the economic benefits associated with the transaction will flow to the Company
•	Costs relating to the transaction can be measured reliably

Revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses on forward freight agreements. Revenue is recognized when or as performance obligations are satisfied by transferring the promised goods or services to the customer, i.e. at a point in time or over time provided that the stage of completion can be measured reliably. Revenue is measured at the consideration the Group expects to be entitled to.

The completion is determined using the load-to-discharge method based on the percentage of the estimated duration of the voyage completed at the reporting date. Freight revenue and related voyage and operating costs are recognized in the income statement according to the entered charter parties from the date of load to the date of delivery of the cargo (discharge).

Accordingly, freight, charter hire and demurrage revenue are recognized at selling price upon delivery of the service as specified in the agreement with the charter parties.

Cross-over voyages
Revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties. For cross-over voyages (voyages in progress at the end of a reporting period), the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed at the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage.

When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

NOTE 1 - continued

Demurrage revenue
Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers.

The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. The Company receives the demurrage payment upon reaching final agreement on the amount, which on average is approximately 100 days after the original demurrage claim was submitted. Any adjustments to the final agreement are recognized as demurrage revenue.

Port expenses, bunkers and commissions
Port expenses, bunker fuel consumption and commissions are recognized as incurred. To the extent the costs are recoverable, costs directly attributable to relocate the vessel to the load port are capitalized and amortized over the course of the transportation period.

Gains and losses on forward bunker contracts and write-down and provisions for losses on freight receivables are included in this line.

Freight and bunker derivatives
Freight and bunker derivatives comprise fair value adjustments and gains and losses on forward freight agreements, forward bunker contracts and other derivative financial instruments directly relating to shipping activities. The freight and bunker derivatives that qualify for hedge accounting are recognized in Revenue and Port expense, bunkers and commissions respectively, at the same time as the hedged items are recognised in profit and loss. Fair value adjustments of derivatives that do not qualify for hedge accounting are recognised in the same line when incurred.

Charter hire
Charter hire comprises expenses related to the chartering in of vessels on short term agreements under 12 months in order to achieve the net revenue for the year.

Operating expenses
Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.

NOTE 1 - continued

Profit from sale of vessels
Profit from sale of vessels is recognized at the time of delivery to the buyer, representing the difference between the sales price less costs to sell and the carrying value of the vessel.

Administrative expenses
Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.

Other operating expenses
Other operating expenses primarily comprise chartering commissions and management fees paid to commercial and technical managers for managing the fleet and profits and losses deriving from the disposal of fixed assets other than vessels.

Depreciation and impairment losses and reversals of impairment losses
Depreciation and impairment losses comprise depreciation of tangible fixed assets for the year as well as the write-down of the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed, and the value of the asset is written down to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its fair value less costs to sell.

Subsequent reversal of impairment losses are recognized if the recoverable amount exceeds the carrying amount to the extent that the carrying amount does not exceed the carrying amount without any historic impairment losses.

Financial income
Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received and other financial income including payments under interest rate hedge instruments.

Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

NOTE 1 - continued

Financial expenses
Financial expenses comprise interest expenses, financing costs of finance leases, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities and other financial expenses including payments under interest rate hedge instruments.

Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate.

Tax
Tax expenses comprise the expected tax including tonnage tax on the taxable income for the year for the Group, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to items in other comprehensive income is recognized directly in the statement of other comprehensive income.

BALANCE SHEET

Vessels
Vessels consist of owned vessels and leased vessels. The accounting policy for leased vessels is specified under “Leases” and “Sale and leaseback” above. Owned vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction based on the loans obtained for the vessels. All major components of vessels (scrubbers, etc.) except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with what is used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Company’s business plans.

The Company also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of the carrying amounts. Prepayment on vessels is measured at costs incurred.

NOTE 1 - continued

Dry-docking
Approximately every 24 and 60 months, depending on the nature of work and external requirements, the vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and major maintenance of other components, which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs is reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM’s business plans. A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation hereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the vessels.

At subsequent dry-dockings, the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to carry out replacements and repairs, the cost of parts and materials used, the cost of travel, lodging and supervision of Company personnel as well as the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of anti-fouling and hull paint, steel repairs as well as refurbishment and replacement of other parts of the vessel.

Prepayments on vessels
Prepayments consist of prepayments related to newbuilding contracts for vessels not yet delivered and include the share of borrowing costs that are directly attributable to the acquisition of the underlying vessel. When a vessel is delivered, the prepaid amount is reallocated to the financial statement line “Vessels and capitalized dry-docking”.

NOTE 1 – continued

Land and buildings and other plant and operating equipment
Land and buildings and other plant and operating equipment consist of leaseholds regarding office buildings, leasehold improvements, company cars, IT equipment and software and is measured at historical cost less accumulated depreciation and any impairment loss. Any subsequent cost is included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits are associated with the item and the cost of the item can be measured reliably. Depreciation is based on the straight-line method over the estimated useful life of the assets. The current estimates are:

•	Office buildings: Over the shorter of the remaining leasing term and the estimated useful life
•	Leasehold improvements: Over the shorter of the remaining leasing term and the estimated useful life
•	Company cars: Over the lease term, typically 3 years
•	IT equipment: 3–5 years
•	Software: 3–5 years
•	Other equipment 3–5 years

The depreciation commences when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by Management. For a right-of-use asset, depreciation commences at the commencement date of the lease.

Financial assets
Financial assets are initially recognized at the settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.

Investments in joint ventures
Investments in joint ventures comprise investments in companies which by agreement are managed jointly with one or more companies and therefore are subject to joint control and in which the parties have rights to the net assets of the joint venture. Joint ventures are accounted for using the equity method. Under the equity method, the investment in joint ventures is initially recognized at cost and thereafter adjusted to recognize TORM’s share of the profit or loss in the joint venture. When TORM’s share of losses in a joint venture exceeds the investment in the joint venture, TORM discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that TORM has incurred legal or constructive obligations or made payments on behalf of the joint venture.

NOTE 1 – continued

Loan receivables
Loan receivables are initially recognized on the balance sheet as fair value less transaction costs. Subsequent to initial recognition, loan receivables are measured at amortized cost. Amortized cost is defined as the amount initially recognized deducted by principal repayments and allowances for the expected credit loss (ECL).

Receivables
Outstanding freight receivables and other receivables that are expected to be realized within 12 months from the balance sheet date are classified as “Freight receivables” or “Other receivables” and presented as current assets.

Receivables are at initial recognition measured at their transaction price less allowance for expected credit losses over the lifetime of the receivable and are subsequent measured at amortized cost adjusted for changes in expected credit losses. Derivative financial instruments included in other receivables are measured at fair value.

Expected credit losses
Expected credit losses at initial recognition are determined using an ageing factor as well as a specific customer knowledge, such as customers’ ability to pay, considering historical information about payment patterns, credit risks, customer concentrations, customer creditworthiness as well as prevailing economic conditions. The estimates are updated subsequently and if the debtor’s ability to pay is becoming doubtful, expected credit losses are calculated on an individual basis. When there are no reasonable expectations of recovering the credit losses, the receivable is written off in part or entirely.

Impairment of assets
Non-current assets are reviewed at least annually to determine any indication of impairment due to a significant decline in either the assets’ market value or in the cash flows generated by the assets. In case of such indication, the recoverable amount of the asset is estimated as the higher of the asset’s fair value less costs to sell and its value in use. The value in use is the present value of the future cash flows expected to derive from a cash generating unit (CGU), utilizing a pre-tax discount rate that reflects current market estimates of the time value of money and the risks specific to the unit for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount of the cash generating unit, the carrying amount is reduced to the recoverable amount.

The impairment loss is recognized immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined, had no impairment loss been recognized in prior years.

NOTE 1 - continued

The Management in TORM has assessed the inflow of cash in TORM to allocate these into separate cash generating units (CGU). Management has assessed that TORM only has one CGU.

For the purpose of assessing impairment, assets and time charter and bareboat contracts are grouped at the lowest levels at which impairment is monitored for internal management purposes.

Bunkers
Bunkers and lube oil are stated at the lower of cost and net realizable value. Cost is determined using the FIFO method and includes expenditure incurred in acquiring the bunkers and lube oil and cost of delivery less discounts.

Assets held for sale
Assets are classified as held-for-sale if the carrying amount will be recovered principally through a sales transaction rather than through continuing use. This condition is regarded as met only when the asset is available for immediate sale in its present condition subject to terms that are usual and customary for sales of such assets, and when its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Assets held for sale mainly refer to vessels being sold and are measured at the lower of their previous carrying amount and fair value less costs to sell.

Gains are recognized on delivery to the new owners in the income statement in the item “Profit from sale of vessels”. Anticipated losses are recognized at the time when the asset is classified as held-for-sale in the item “Impairment losses on tangible and intangible assets”.

Treasury shares
Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.

Share-based payments
The Group makes equity-settled share-based payments to certain employees, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest. The fair value of the share schemes is calculated using the Black-Scholes model at the grant date.

Dividend
Interim dividends are recognized as a liability at the time of declaration. Any year end dividend is recognised as a liability at the date of approval at the AGM.

NOTE 1 - continued

Provisions
Provisions are recognized when the Group has a legal or constructive obligation as a result of past events, and when it is probable that this will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated liability that is expected to arise, taking into account the time value of money.

Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, the deferred tax also constitutes the reserve in relation to the transition balance in connection with the Danish tonnage tax scheme.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the laws that have been enacted at the balance sheet date. The deferred tax is charged through the income statement except when it relates to other comprehensive income items.

Borrowings
Borrowings consist of mortgage debt, bank loans and lease liabilities.

Borrowing, are initially measured at fair value less transaction costs. Mortgage debt and bank loans are subsequently measured at amortized cost. This means that the difference between the net proceeds at the time of borrowing and the nominal amount of the loan is recognized in the income statement as a financial expense over the term of the loan applying the effective interest method.

When terms of existing financial liabilities are renegotiated, or other changes regarding the effective interest rate occur, TORM performs a test to evaluate whether the new terms are substantially different from the original terms. If the new terms are substantially different from the original terms, TORM accounts for the change as an extinguishment of the original financial liability and the recognition of a new financial liability.

Lease liabilities are measured on the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease term comprises the non-cancellable period of the leasing agreement plus options to extend the lease if the exercise of the extension is reasonably certain. This assessment is made annually.

In the calculation of the present value of lease payments, TORM uses the incremental borrowing rate at the date of lease commencement. The carrying amount of lease liabilities is reassessed if there is a change in the lease term.

Trade payables
Trade payables are recognized at the fair value of the item purchased and are subsequently measured at amortized cost.

NOTE 1 – continued

Other liabilities
Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

CASH FLOW STATEMENT
The cash flow statement shows how income and changes in the balance sheet items affect cash and cash equivalent, i.e. how cash is generated or used in the period. The cash flow statement is presented in accordance with the indirect method commencing with “Net profit/(loss) for the year”.

Cash flow from operating activities converts income statement items from the accrual basis of accounting to cash basis. Starting with “Net profit/(loss) for the year”, non-cash items are reversed and actual payments included. Further, the change in working capital is taken into account, as this shows the development in money tied up in the balance sheet.

Cash flow from investing activities comprises the purchase and sale of tangible fixed assets and financial assets as well as cash from business combinations.

Cash flow from financing activities comprises changes in borrowings, purchases or sales of treasury shares and dividend paid to shareholders.

Cash and cash equivalents, including restricted cash comprise cash and short-term bank deposits with an original maturity of three months or less, net of outstanding bank overdrafts. The carrying amount of these assets is approximately equal to their fair value. Cash and cash equivalents, including restricted cash at the end of the reporting period are shown in the consolidated cash flow statement and can be reconciled to the related items in the consolidated balance sheet.

The restricted cash balance primarily relates to cash provided as security for negative market values of derivatives and other cash positions.

EARNINGS PER SHARE
Basic earnings per share is calculated by dividing the consolidated net profit/(loss) for the year available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share is calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

NOTE 1 - continued

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used, or if changes in the estimate that would have a material impact on the Company’s financial position or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

Management believes that the following is the significant accounting estimate used in the preparation of the consolidated financial statements that has a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year. Management does not believe there were any critical accounting judgements used in the preparation of the consolidated financial statements:

Management has assessed that TORM only has one CGU - the product tanker segment because the vessels in the fleet and the cashflow are largely inter changeable and the fleet is monitored and managed on an aggregated level as one unit, i.e. each vessel or vessel class does not generate cash inflows that are largely independent of those from other vessels or vessel classes.

Carrying amounts of vessels
The Company evaluates the carrying amounts of the vessels (including newbuildings) to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recoverable. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment or indication that past impairment losses should be reversed such as reported sale and purchase prices, market demand and general market conditions. Furthermore, market valuations from leading, independent and internationally recognized shipbrokers are obtained on a quarterly basis as part of the review for potential impairment indicators. If an indication of impairment or reversal of past impairment is identified, the need for recognizing an impairment loss or a recognition of a reversal of a past impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less costs to sell and the value in use.

The review for potential impairment indicators and projection of future discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, utilization, earnings from the vessels, future operating expenses and capital expenditure including dry-docking costs and discount rates. For more information on key assumptions and related sensitivities, please refer to note 8 in these financial statements. All

NOTE 1 - continued

these factors have been historically volatile. The carrying amounts of TORM’s vessels may not represent their fair market value at any point in time, as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in freight rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment write-down or reversal of impairment may be required.

NOTE 2 – LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS

LIQUIDITY AND CAPITAL RESOURCES
As of 31 December 2019, TORM’s cash and cash equivalents including restricted cash totaled USD 72m (2018: USD 127m; 2017: USD 134m), and undrawn credit facilities amounted to USD 173m (2018: USD 279m; 2017: USD 271m). The undrawn credit facilities consisted of a USD 75m Working Capital Facility, a bilateral USD 53m facility with ABN AMRO Bank and a USD 46m facility with KfW. TORM had four newbuildings on order for delivery in 2020 (2018: nine; 2017: ten). The total outstanding CAPEX related to these newbuildings was USD 51m (2018: USD 258m; 2017: USD 307m) and is mainly financed by the undrawn facilities with ABN AMRO Bank and Danish Ship Finance.

TORM has a Term Facility I of USD 237m and an undrawn Working Capital Facility of USD 75m both with maturity in 2021. In addition to the Term Facility I and the Working Capital Facility, TORM has a Term Facility II of USD 75m with maturity in 2022 and bilateral loan agreements with ING of USD 36m maturing in 2024, with China Export-Import Bank of USD 104m with maturity in 2030, with ABN AMRO of USD 21m maturing in 2024 and with Danish Ship Finance of USD 207m maturing in 2026. The loan agreement with Danish Ship Finance consists of four tranches, two of which expire in 2021 with total balloon payments of USD 72m. As of 31 December 2019, the scheduled minimum payments on mortgage debt and bank loans in 2020 were USD 83m.

TORM’s bank debt facilities include financial covenants related to:
•	Minimum liquidity including committed credit lines
•	Minimum cash
•	Loan-to-value
•	Equity ratio

During 2019, 2018 and 2017, TORM did not have any covenant breaches.

NOTE 2 - continued

SUBSEQUENT EVENTS
•	On 3 January 2020, TORM took delivery of the newbuilding TORM Elise (hull no. 15121140), a 75,000 DWT LR1 tanker from Guangzhou Shipyard International.

•	On 6 January 2020, TORM took delivery of the newbuilding TORM Elizabeth (hull no. 15121141), a 75,000 DWT LR1 tanker from Guangzhou Shipyard International.

•
On 8 January 2020, TORM delivered the Handysize tanker TORM Garonne to its new owner. In the financial statements, TORM Garonne is treated as an asset held for sale. The delivery resulted in a net impairment of vessels of USD 0.7m in 2019.

•	On 14 January 2020, TORM took delivery of the newbuilding TORM Splendid (hull no. 15121039), a 50,000 DWT MR tanker from Guangzhou Shipyard International.

•
On 14 January 2020, TORM announced the obtaining of a USD 496m bank financing for the refinancing of four existing facility agreement and the replacement of the existing working capital facility, thereby removing all major debt maturities until 2026. The new agreements includes financing of 46 existing vessels. The refinancing was successfully closed on 6 February 2020.

•
On 16 January 2020, TORM carried out a capital increase due to the exercise of Restricted Share Units as part of the Company’s incentive program. TORM increased its share capital by 12,405 A-shares corresponding to a nominal value of USD 124.05. After the capital increase, TORM’s share capital amounts to USD 747,606.55 divided into 74,760,653 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 74,760,653 votes are attached to the A-shares.

•
On 23 January 2020, TORM entered into an agreement to purchase two scrubber-fitted fuel-efficient and dual-fuel ready LR2 newbuildings from Guangzhou Shipyard International with expected delivery in the fourth quarter of 2021. TORM expects to have total CAPEX relating to the two vessels of USD 95m including extra costs related to TORM’s design requirements and scrubber installations. TORM has secured financing of USD 76m with an international financial institution. The financing will be structured as a ten-year sale and leaseback agreement with purchase options during the lease period and at maturity providing TORM with maximum capital commitment flexibility.

•
Since the end of 2019, TORM has decided to conduct retrofit scrubber installations on three additional MR vessels. This brings the total scrubber fitted vessels to 49 when the two LR2 newbuildings are delivered in fourth quarter of 2021.

•
Towards the end of January 2020, the product tanker market softened from strong levels negatively impacted by the global outbreak of the COVID-19. Although it is not possible to reliably estimate the length or severity of this outbreak and hence its financial impact, this has lowered both the general freight rate environment and the market values of TORM’s vessels.

NOTE 3 – STAFF COSTS

USDm	2019	2018	2017
Total staff costs
Staff costs included in operating expenses	8.1	9.3	9.2
Staff costs included in administrative expenses	37.7	36.9	34.6
Total	45.8	46.2	43.8

Staff costs comprise the following
Wages and salaries	37.2	38.1	36.4
Share-based compensation	1.9	2.1	1.9
Pension costs	3.5	3.3	3.1
Other social security costs	0.9	0.6	0.3
Other staff costs	2.3	2.1	2.1
Total	45.8	46.2	43.8

Average number of permanent employees
Seafarers	107.6	111.7	130.6
Land-based	313.5	302.2	286.6
Total	421.1	413.9	417.2

Employee information
The majority of the staff on vessels are not employed by TORM. Staff costs included in operating expenses relate to the 108 seafarers (2018: 112, 2017: 131).

The average number of employees is calculated as a full-time equivalent (FTE).

The Executive Director is, in the event of termination by the Company, entitled to a severance payment of up to 12 months' salary.

NOTE 3 - continued

USD '000	2019	2018	2016
Non-Executive Board and Committee Remuneration, short term
Christopher H. Boehringer	252	276	290
David Weinstein	198	182	174
Torben Janholt	170	171	174
Göran Trapp	170	171	174
Total	790	800	812

Executive Management

USD '000	Salary	Taxable benefits	Annual perfor-mance bonus	Total
Executive Management Remuneration
Jacob Meldgaard
2017, TORM A/S¹⁾	923	42	580	1,545
2017, TORM plc¹⁾	81	-	-	81
2018, TORM A/S¹⁾	983	44	425	1,452
2018, TORM plc¹⁾	80	-	-	80
2019, TORM A/S¹⁾	962	41	1,126	2,129
2019, TORM plc¹⁾	79	-	-	79

¹⁾ Paid by legal entity as noted.

Key management personnel consists of the Board of Directors and the Executive Director.

Senior Management Team
The aggregate compensation paid by the Group to the other members of the Senior Management Team (excluding Mr. Meldgaard) was USD 1,736,750 (2018: USD 2,186,679, 2017: USD 1,987,726), which includes an aggregate of USD 115,880 (2018: USD 125,959, 2017: USD 112,236) allocated for pensions for these individuals.

NOTE 3 - continued

Long-Term Incentive Plan - RSUs granted in 2019:

	RSU LTIP grant ¹⁾	Exercise price per share	RSU grant value assuming 100% vesting
LTIP element of Jacob Meldgaard's remuneration package 2018:
Jacob Meldgaard	766,035	DKK 53.7	USD 0.9m

¹⁾ The LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 10 of 25 April 2018. Therefore there is no minimum or maximum for 2018.

TORM operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of shares is recognized as expense and allocated over the vesting period. Employment in TORM throughout the period is in most cases a prerequisite for upholding the full vesting rights in the RSU program. For good leavers subject to the Danish Stock Options Act, the RSU’s will vest in accordance with the vesting schedule, but for all other leavers, all unvested RSU’s shall be immediately forfeited for no consideration. Options are granted under the plan for no consideration and carry no dividend or voting rights.

In accordance with its Remuneration Policy, TORM has granted the CEO a number of Restricted Share Units (RSUs), which was communicated in company announcement no. 2 dated 18 January 2016. A further communication, announcement no. 10 issued on 25 April 2018, detailed changes to the grant of RSUs, as agreed to at the AGM on 12 April 2018. There are no performance conditions associated with this grant of RSUs.

The original RSUs granted to the CEO in 2016 amounted to 1,276,725 and vested over a five-year period, with one fifth of the grant amount vesting at each anniversary during the five-year period. The exercise price for the 2016 RSUs was DKK 96.3. As of 1 January 2017, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2017. None of these RSUs were exercised. As of 1 January 2018, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2018. None of these RSUs were exercised.

NOTE 3 - continued

As detailed in announcement no. 10 issued on 25 April 2018, the CEO was granted a total of 766,035 RSUs with effect as of 1 January 2018, which will vest in equal installments over the next three years. The RSU grant corresponds to the unvested portion (60%) of the CEO’s original five-year grant from 2016. It has been agreed that the CEO will not exercise the original RSUs. The exercise price for each RSU is DKK 53.7, corresponding to the average price of TORM shares during 90 calendar days preceding the approval at TORM plc’s AGM on 12 April 2018 plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date. As of 1 January 2019, one fifth of the grant, amounting to 255,345, vested with an exercise period ending 31 December 2019. These RSUs, amounting to one third of the re-grant issued on 25 April 2018 were exercised. In November 2019, 255,345 RSUs were exercised by Executive Director  Mr. Jacob Meldgaard.

The total value of the RSU allocation is calculated based on the Black-Scholes model and is included in the overall cost estimate for the Company’s Long-Term Incentive Program (LTIP) (cf. company announcements dated 18 January and 8 March 2016 and 25 April 2018).

The value of the 2018 grant, USD 0.9m, is estimated taking into account that the CEO as part of the grant will not exercise the unvested portion of the 2016 grant. The valuation is based on the Black-Scholes model with an exercise price of DKK/share 53.7, a market value of one TORM A-share of DKK 49.5 (the closing price per A-share at the time of allocation and assuming 100% vesting).

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards since, as of the date each tranche vested, the Company’s share price was less than the exercise price.

In December 2019, the CEO was informed that he would receive two additional tranches of 255,200 RSUs in 2021 and 2022 respectively. The first would vest in equal installments over three years beginning 1 January 2022. The second would vest in equal installments over three years beginning 1 January 2023. The strike price for each tranche will be determined as the average of 90 days before publication of the TORM plc Annual Report plus a 15% premium. The first tranche will be based on the publication of the Annual Report 2020 and the second tranche on the publication of the Annual Report 2021. The exercise period for vested RSUs will be 360 days.

NOTE 3 - continued

Long-term employee benefit obligations
The obligation comprises an obligation under the incentive programs to deliver Restricted Share Units in TORM plc at a determinable price to the entity's key personnel. The RSUs granted entitle the holder to acquire one TORM A-share.

The program was established during the year and comprises the following number of shares in TORM plc:

Number of shares (1,000)	2019	2018	2017

Outstanding as of 1 January	2,719.1	2,611.2	1,999.8
Granted during the period	1,001.1	907.3	866.6
Exercised during the period	-529.4	-	-
Expired during the period	-785.3	-764.0	-233.9
Forfeited during the period	-177.2	-35.4	-21.3
Outstanding as of 31 December	2,228.3	2,719.1	2,611.2

Exercisable as of 31 December	-	255.3	255.3

In 2017, the Board agreed to grant a total of 866.6 RSUs to other management. The RSUs to other management were subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date beginning on 1 January, 2018. The exercise price of each vested RSU is following certain adjustments for dividends at DKK 93.6 and an exercise period of six months.

In 2018, the Board agreed to grant a total of 944,468 RSU’s to other management. The vesting period of the program is three years for key employees and three years for the Executive Director. The exercise price is set to DKK 53.7. The exercise period is 12 months after the vesting date for key employees and 12 months after the vesting date for the Executive Director. The fair value of the options granted in 2018 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as per 31 December 2018 is 1.1 years (2017: 1.3 years).

In 2019, the Board agreed to grant a total of 1,001,100 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set to DKK 53.7. The exercise period is 12 months after the vesting date. The fair value of the options granted in 2019 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as per 31 December 2019 is 1.5 years.

NOTE 4 – REMUNERATION TO AUDITORS APPOINTED AT THE PARENT COMPANY’S ANNUAL GENERAL MEETING

USDm	2019	2018	2017
Audit fees
Fees payable to the Company's auditor for the audit of the Company's annual accounts	0.4	0.4	0.4
Audit of the Company's subsidiaries pursuant to legislation	0.2	0.2	0.2
Total audit fees	0.6	0.6	0.6

Non-audit fees
Audit-related services	0.1	0.2	0.4
Tax services	0.0	-	-
Total non-audit fees	0.1	0.2	0.4

Total	0.7	0.8	1.0

Under SEC regulations, the remuneration of the auditor of USD 0.7m (2018: USD 0.8m, 2017: USD 1.0m) is required to be presented as follows: Audit USD 0.6m (2018: USD 0.6m, 2017: USD 0.6m) and other audit-related services USD 0.1m (2018: USD 0.2m, 2017: USD 0.4m).

Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

NOTE 5 – LOAN RECEIVABLES

USDm	2019	2018	2017
Loan receivables
Cost:
Balance as of 1 January	-	-	-
Additions during the year	4.7	-	-
Balance as of 31 December	4.7	-	-

Expected credit loss:
Balance as of 1 January	-	-	-
Additions during the year	0.1	-	-
Balance as of 31 December	0.1	-	-

Carrying amount as of 31 December	4.6	-	-

These loans were issued as part of sale-and-leaseback transactions for two MR vessels, further details of which are provided in note 23. The loans mature in 2026, and have a interest rate applicable, fixed at 1% per annum.

NOTE 6 – TANGIBLE FIXED ASSETS

USDm	2019	2018	2017
Land and buildings
Cost:
Balance as of 1 January	-	-	-
Adjustment on transition to IFRS 16	9.9	-	-
Additions	0.5	-	-
Balance as of 31 December	10.4	-	-

Depreciation:
Balance as of 1 January	-	-	-
Depreciation for the year	2.3	-	-
Balance as of 31 December	2.3	-	-

Carrying amount as of 31 December	8.1	-	-

NOTE 6- continued

USDm	2019	2018	2017
Vessels and capitalized dry-docking
Cost:
Balance as of 1 January	1,886.3	1,726.6	1,697.4
Additions	81.3	162.7	103.1
Disposals	-25.6	-30.2	-14.3
Transferred from prepayments	252.3	81.8	-
Transferred to assets held for sale	-130.1	-54.6	-59.6
Balance as of 31 December	2,064.2	1,886.3	1,726.6

Depreciation:
Balance as of 1 January	327.6	264.8	180.0
Disposals	-25.6	-30.2	-14.3
Depreciation for the year	106.5	113.4	113.6
Transferred to assets held for sale	-47.9	-20.4	-14.5
Balance as of 31 December	360.6	327.6	264.8

Impairment:
Balance as of 1 January	162.1	167.3	173.6
Impairment losses on tangible fixed assets	6.0	3.2	3.6
Reversal of impairment ¹⁾	-120.0	-	-
Transferred to assets held for sale	-19.3	-8.4	-9.9
Balance as of 31 December	28.8	162.1	167.3

Carrying amount as of 31 December	1,674.8	1,396.6	1,294.5

¹⁾ For additional information regarding impairment considerations, please refer to Note 8.

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 60.7m (2018: USD 67.5m, 2017: USD 68.1m).

The sale and leaseback transactions in 2019 were all classified as financing arrangements and did not result in derecognition of the underlying assets as control were retained by the Group.

NOTE 6 - continued

USDm	2019	2018	2017
Prepayments on vessels
Cost:
Balance as of 1 January	45.5	88.4	44.1
Additions	301.8	38.9	44.3
Transferred to vessels	-252.3	-81.8	-
Balance as of 31 December	95.0	45.5	88.4

Carrying amount as of 31 December	95.0	45.5	88.4

USDm	2019	2018	2017
Other plant and operating equipment
Cost:
Balance as of 1 January	5.8	3.6	2.7
Adjustment on transition to IFRS 16	0.3	-	-
Additions	2.2	2.2	1.0
Disposals	-0.2	-	-0.1
Balance as of 31 December	8.1	5.8	3.6

Depreciation:
Balance as of 1 January	2.8	1.7	0.9
Disposals	-	-	-0.1
Depreciation for the year	1.0	1.1	0.9
Balance as of 31 December	3.8	2.8	1.7

Carrying amount as of 31 December	4.3	3.0	1.9

For information on assets provided as collateral security, please refer to note 16. Please refer to note 8 for information on impairment testing.

The depreciation expense related to "Other plant and operating equipment" of USD 1.0m relates to "Administrative expense" (2018: USD 1.1m, 2017: USD 0.9m). Depreciation and impairment losses on tangible fixed assets on "Vessels and capitalized dry-docking" relate to operating expenses.

NOTE 7 – LEASING

TORM has leases for the office buildings, some vehicles and other administrative equipment. With the exception of short-term leases and leases of low-value assets, each lease is reflected on the balance sheet as a right-of-use asset with a corresponding lease liability. The right-of-use assets are included in the financial statement line item in which the corresponding underlying assets would be presented if they were owned. Please refer to note 6.

As of 31 December 2019, TORM had recognized the following right-of-use assets:

USDm	Vessels and capitalized dry-docking	Land and buildings	Other plant and operating equipment

Cost:
Balance as of 1 January	43.3	-	-
Adjustment on transition to IFRS 16	-	9.9	0.3
Additions	1.8	0.5	0.4
Disposals	-2.7	-	-0.1
Balance as of 31 December	42.4	10.4	0.6

Depreciation:
Balance as of 1 January	13.4	-	-
Disposals	-2.7	-	-
Depreciation for the year	4.8	2.3	0.2
Balance as of 31 December	15.5	2.3	0.2

Carrying amount as of 31 December	26.9	8.1	0.4

NOTE 7 - continued

The table below describes the nature of the Group’s leasing activities by type of right-of-use asset recognized on the balance sheet:

	Vessels and capitalized dry-docking	Land and buildings	Other plant and operating equipment

No. of right-of-use assets leased	3	10	19
Range of remaining term	2 years	0-9 years	0-3 years
Average remaining lease term	2.3 years	2.8 years	1.3 years
No. of leases with extension options	-	10	19
No. of leases with options to purchase	3	-	-
No. of leases with termination options	3	2	10

Lease liabilities regarding right of use assets are included on the balance sheet under “Borrowings”.

USDm	2019	2018
Maturity analysis - contractual undiscounted cash flow
Less than one year	7.5	5.2
One to five years	27.6	25.6
More than five years	0.1	-
Total undiscounted lease liabilities as of 31 December	35.2	30.8

Lease liabilities included under "Borrowings" as of 31 December	30.6	25.3

Non-current	10.2	3.2
Current	20.4	22.1

Extension and termination options are included in several leases in order to optimize operational flexibility in terms of managing contracts. The lease term determined by TORM is the non-cancellable period of a lease, together with any extension/termination options if these are/are not reasonably certain to be exercised.

NOTE 7 - continued

Lease payments not recognized as a liability
The Group has elected not to recognize a lease liability for short-term leases (leases of an expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis. The expenses relating to payments not recognized as a lease liability are insignificant.

Administrative expenses
The total outflow for leases, USD 2.9m, is presented as “Depreciation” of USD 2.5m and “Financial expenses” (interest) of USD 0.4m, in contrast to the recording of an operating lease charge of a materially equivalent figure within the line item “Administrative expenses” under IAS 17.

Financial expenses
Financial expenses for the reporting periods:
USDm	2019	2018	2017
Interest expenses:		-	-
Financial expenses arising from lease liabilities regarding right-of-use assets	2.4	2.3	1.8
Other financial expenses	39.5	37.0	38.8
Total	41.9	39.3	40.6

NOTE 8 – IMPAIRMENT TESTING

As of 31 December 2019, Management performed an impairment test of the recoverable amount of significant assets within the cash-generating unit — the Tanker Segment.

In 2019, the recoverable amount of the Tanker Segment was based on its value in use.

As the value in use exceeded the carrying amount, Management concluded that the impairment test provided the basis for a full reversal of the USD 185m impairment charge recorded in 2016, after excluding the portion of the 2016 charge that related to goodwill and vessels that have been subsequently sold. The impairment reversal has also been capped at USD 120m to ensure that the carrying value of the Tanker Segment does not exceed the carrying value that would have arisen if the 2016 impairment charge had not been recorded. The reversal has arisen primarily due to improvements in prevailing freight rates and a reduction in discount rate.

The assessment of the value in use of the Tanker Segment was based on the net present value of the expected future cash flows. The freight rate estimates in the period 2020-2022 are based on the Company's business plans. Beyond 2022, the freight rates are based on TORM’s 10-year historical average rates, adjusted for expected inflation of 2%. The Company believes that the approach used for long term rates appropriately reflects the cyclical nature of the shipping industry and is the most reliable estimate for periods beyond those included in its 3 year business plan.

The Company’s business plans for 2020-2022 also include the anticipated benefit arising from the installation of scrubbers on certain of the Group’s vessels (the “scrubber premium”), based on current market differentials between the cost of heavy and low sulphur fuel oil. Beyond 2022, it has been assumed that this cost differential will fall by approximately 50%.

The discount rate used in the value in use calculation is based on a Weighted Average Cost of Capital (WACC) of 7.5% as of 31 December 2019 (2018: 8.3%, 2017: 8.7%) . WACC is calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.

As of 31 December 2019, the 10-year historical average spot freight rates used in the value in use calculation are as follows:

•	LR2: USD/day 17,986 (2018: USD/day 18,003, 2017: USD/day 17,216)
•	LR1: USD/day 17,060 (2018: USD/day 16,907, 2017: USD/day 16,445)
•	MR: USD/day 15,802 (2018: USD/day 15,349, 2017: USD/day 15,794)
•	Handysize: USD/day 13,601 (2018: USD/day 13,968, 2017: USD/day 14,416)

NOTE 8 - continued

Operating expenses and administrative expenses are estimated based on TORM's business plans for the period 2020-2022. Beyond 2022, operating expenses are adjusted for 2% (2018: 2%) inflation and administrative expenses are adjusted for 2% inflation (2018: 2%).

The product tankers are expected to generate normal income for 25 years from delivery from the shipyard. Given the current age profile of the tanker fleet, the average remaining life would be approximately 15 years.

The calculation of the value in use is sensitive to changes in the key assumptions which are related to the future development in freight rates, the WACC applied as discounting factor in the calculations, the development in operating expenses and the long term scrubber premium. All other things being equal, the sensitivities to the value in use have been assessed as follows:

•	An increase/decrease in the tanker freight rates of USD/day 1,000 would result in an increase/decrease in the value in use of USD 257m
•	An increase in WACC of 1.0% would result in a decrease in the value in use of USD 117m and a decrease in WACC of 1% would result in an increase in the value in use of USD 131m
•	An increase/decrease in operating expenses of 10.0% would result in a decrease/increase in the value in use of USD 181m
•	An increase/decrease in the long term (post 2022) scrubber premium to 75%/25% of the amount assumed in 2020-2022 would result in an increase/decrease in the value in use of USD 73m.

However, if the downside sensitivities outlined above had been applied to the impairment test as of 31 December 2019, the impairment reversal arising in the current year would still have been USD 71m based on the fair value less costs to sell of the Tanker Segment. If the upside sensitivities outlined above had been applied, there would have been no change to the impairment reversal as it has already been capped at USD 120m for the reasons outlined above.

As outlined above, the impairment test has been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set-up. The fair value based on broker values of TORM's vessels including the order book and chartered-in vessels was USD 1,785m, which is USD 71m above the carrying amount.

NOTE 9 – FINANCIAL ITEMS

USDm	2019	2018	2017
Financial income
Interest income from cash and cash equivalents, including restricted cash ¹⁾	2.5	2.7	1.6
Exchange rate adjustments, including gain from forward exchange rate contracts	0.3	0.6	2.7
Total	2.8	3.3	4.3

Financial expenses
Interest expenses on mortgage and bank debt ¹⁾	39.3	35.7	33.3
Exchange rate adjustments, including loss from forward exchange rate contracts	0.2	0.1	3.2
Commitment fee	1.9	2.6	2.4
Other financial expenses	0.5	0.9	1.7
Total	41.9	39.3	40.6

Total financial items	-39.1	-36.0	-36.3

¹⁾ Interest for financial assets and liabilities not at fair value through profit and loss.

NOTE 10 – FREIGHT RECEIVABLES

USDm	2019	2018	2017
Analysis as of 31 December of freight receivables:
Gross freight receivables:
Not yet due	39.8	44.0	25.5
Due < 30 days	22.5	18.8	26.0
Due between 30 and 180 days	25.3	20.5	18.4
Due > 180 days	6.0	4.4	2.7
Total gross	93.6	87.7	72.6
Allowance for expected credit loss	3.7	1.7	1.3
Total net	89.9	86.0	71.3

As of 31 December 2019, freight receivables included receivables at a value of USD 0.0m (2018: USD 0.0m 2017: USD 0.0m) that are individually determined to be impaired to a value of USD 0.0m (2018: USD 0.0m, 2017: USD 0.0m).

Management makes allowance for expected credit loss based on the simplified approach to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables. Expected credit loss for receivables overdue more than 180 days is 25%-100%, depending on category. Expected credit loss for receivables overdue more than one year is 100%.

Movements in provisions for impairment of freight receivables during the year are as follows:

USDm	2019	2018	2017
Allowance for expected credit loss
Balance as of 1 January	1.7	1.3	2.6
Adjustment to prior years	1.5	-	-
Provisions for the year	2.4	1.7	0.6
Provisions reversed during the year	-1.9	-1.0	-1.9
Provisions utilized during the year	-	-0.3	-
Balance as of 31 December	3.7	1.7	1.3

Allowance for expected credit loss of freight receivables have been recognized in the income statement under "Port expenses, bunkers and commissions".

Allowance for expected credit loss of freight receivables is calculated using an ageing factor as well as a specific customer knowledge and is based on a provision matrix on days past due.

NOTE 11 – OTHER RECEIVABLES

USDm	2019	2018
Partners and commercial managements	1.9	-
Derivative financial instruments	0.5	3.7
Tax receivables	1.5	1.2
Other	2.3	2.6
Balance as of 31 December	6.2	7.5

No significant other receivables are past due or credit impaired.

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to note 21 for further information on fair value hierarchies.

NOTE 12 – TAX

USDm	2019	2018	2017
Tax for the year
Current tax for the year	1.2	1.6	1.0
Adjustments related to previous years	-0.4	-0.1	-0.1
Adjustment of deferred tax liability	-	0.1	-0.1
Total	0.8	1.6	0.8

The majority of the Group's taxable income is located in Denmark, and therefore the majority of the tax base is subject to Danish tax legislation. As such, the Group has elected to participate in the Danish tonnage tax scheme; the participation is binding until 31 December 2025.

The Group expects to participate in the tonnage tax scheme after the binding period and, as a minimum, to maintain an investing and activity level equivalent to the time of entering the tonnage tax scheme.

Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation, and accordingly an effective rate reconciliation has not been provided, as it would not provide any meaningful information. Instead, the taxable income is calculated from:

•	The net tonnage of the vessels used to generate the income from shipping activities
•	A rate applicable to the specific net tonnage of the vessel based on a sliding scale

Due to the provisions of the Danish tonnage tax scheme, the effective tax rate of the Group is 0.5% (2018: 4.7%, 2017: 24.4%).

NOTE 12 - continued

USDm	2019	2018	2017
Deferred tax liability
Balance as of 1 January	44.9	44.9	45.0
Deferred tax for the year	-	0.1	-0.1
Adjustments related to previous years	-	-0.1	-
Balance as of 31 December	44.9	44.9	44.9

Essentially all deferred tax relates to vessels included in the transition account under the Danish tonnage tax scheme at the time of entering this scheme. This is to be paid only if TORM discontinues the Danish tonnage tax scheme.

The Group operates in a wide variety of jurisdictions, in some of which the tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group's activities. Whilst the Group considers that it operates in accordance with applicable tax law, there are potential tax exposures in respect of its operations, the impact of which cannot be reliably estimated but could be material.

NOTE 13 – COMMON SHARES AND TREASURY SHARES

Common shares	2019	2018	2017
	Number of shares	Number of shares	Number of shares
A-shares	74,748,248	74,218,846	62,298,846
B-shares	1	1	1
C-shares	1	1	1
Total	74,748,250	74,218,848	62,298,848

The A-shares are listed on Nasdaq OMX Copenhagen and Nasdaq in New York and are publicly available for trading. Each A-share carries one vote at the general meeting and gives the shareholders right to dividends, liquidation proceeds or other distributions. The A-shares carry no other rights or obligations.

The B-share has one vote at the general meeting, has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds or other distributions from TORM. The holder of the B-share has the right to elect one member to the Board of Directors (being the Deputy Chairman), up to three alternates as well as one Board Observer. The B-share cannot be transferred or pledged, except for a transfer to a replacement trustee.
NOTE 13 - continued

The C-share represents 350,000,000 votes at the general meeting in respect of certain Specified Matters, including election of members to the Board of Directors (including the Chairman but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The C-share has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds or other distributions from TORM. The C-share cannot be transferred or pledged, except to an affiliate of Njord Luxco.

The B-share and the C-share are redeemable by TORM in the event that (i) TORM has received written notification from Njord Luxco (or its affiliates) that Njord Luxco and its affiliates (as defined in the Articles of Association) hold less than 1/3 in aggregate of TORM’s issued and outstanding shares, (ii) five business days have elapsed from the Board of Directors’ receipt of such written notice either without any Board member disputing such notice or with at least 2/3 of the Board members confirming such notice and (iii) both of the B-share and the C-share are redeemed at the same time.

Issued warrants
Key management participates in an LTIP program, which gives the right to buy TORM shares at a predefined share price. Please refer to note 3.

Treasury shares	2019	2018	2017
Number of shares ('000)
Balance as of 1 January	312.9	312.9	312.9
Additions	-	-	-
Cancellations	-	-	-
Disposals	-	-	-
Balance as of 31 December	312.9	312.9	312.9

NOTE 13 - continued

Treasury shares - continued	2019	2018	2017
Nominal value USD '000
Balance as of 1 January	3.1	3.1	3.1
Additions	-	-	-
Cancellations	-	-	-
Disposals	-	-	-
Balance as of 31 December	3.1	3.1	3.1

Percentage of share capital
Balance as of 1 January	0.4%	0.5%	0.5%
Additions	-	-	0.0%
Cancellations	-	-	0.0%
Disposals	-	-	-
Dilution, due to capital increases	-	-0.1%	0.0%
Balance as of 31 December	0.4%	0.4%	0.5%

The total consideration for the treasury shares was USD 0.0m (2018: USD 0.0m, 2017: USD 0.0m). As of 31 December 2019, the Company's holding of treasury shares represented 312,871 shares (2018: 312,871 shares, 2017: 312,871 shares) of USD 0.01 each at a total nominal value of USD 0.0m (2018: USD 0.0m, 2017: USD 0.0m) and a market value of USD 3.5m (2018: USD 2.1m, 2017: USD 2.7m).

NOTE 14 – OTHER LIABILITIES

USDm	2019	2018
Partners and commercial managements	0.5	1.2
Accrued operating expenses	14.1	9.1
Accrued interest	4.0	4.6
Wages and social expenses	14.3	16.1
Derivative financial instruments	12.3	3.4
Payables to joint ventures	0.1	0.1
Other	2.0	2.0
Balance as of 31 December	47.3	36.5

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to note 21 for further information on fair value hierarchies

NOTE 15 - EFFECTIVE INTEREST RATE, OUTSTANDING BORROWINGS

As of 31 December 2019, no drawdowns had been made on the Working Capital Facility or the KfW Facility.

Please refer to note 2 for further information on the Company’s liquidity and capital resources and notes 20 and 21 for further information on interest rate swaps and financial risks.

The table below shows the effective interest and the value of the outstanding mortgage debt and bank loans.

		2019			2018			2017
USDm	Fixed/ floating	Maturity	Effective interest¹⁾	Carrying value²⁾	Maturity	Effective interest¹⁾	Carrying value²⁾	Maturity	Effective interest¹⁾	Carrying value²⁾
BORROWINGS
DSF Facility 1 (USD)	Floating	2021	4.7%	50.0	2021	5.6%	64.1	2021	5.4%	74.2
TFA Facility 1 (USD) ³⁾	Floating	2021	5.1%	237.3	2021	6.0%	331.3	2021	5.0%	400.8
DSF Facility 2 (USD)	Floating	2021	4.7%	48.2	2021	5.6%	52.4	2021	5.0%	56.5
DSF Facility 3 (USD)	Floating	2022	4.7%	21.8	2022	5.6%	24.3	2022	5.1%	26.8
TFA Facility 2 (USD) ³⁾	Floating	2022	5.1%	75.2	2022	5.4%	103.7	2022	5.4%	115.0
ING (USD) ³⁾	Floating	2024	4.1%	35.5	2024	4.6%	42.0	2024	4.6%	45.8
CEXIM (USD)	Floating	2030	4.4%	104.0	2030	5.3%	111.7	-	-	-
ABN AMRO (USD) ³⁾	Floating	2024	4.2%	21.1	-	-	-	-	-	-
DSF Facility 4 (USD)	Floating	2026	4.4%	86.5	-	-	-	-	-	-
Bocomm (USD)	Floating	2025	5.5%	63.9	-	-	-	-	-	-
Springliner (USD)	Fixed	2026	5.5%	60.3	2022	8.9%	25.3	2022	8.9%	28.2
Eifuku (USD)	Floating	2026	5.3%	25.7	-	-	-	-	-	-
Showa (USD)	Floating	2024	5.1%	25.2	-	-	-	-	-	-
Weighted average effective interest rate			4.9%			5.8%			5.2%
Carrying value				854.7			754.8			747.3

Hereof non-current ⁴⁾				756.0			659.4			651.6
Hereof current ⁴⁾				98.7			95.4			95.7

¹⁾ Effective interest rate includes deferred and amortized bank fees.
²⁾ Because of the floating interest rate, the carrying value of the Group's borrowings is approximatly equal to the fair value. The carrying value is excluding capitalized bank fees recognized in the balance sheet as well as lease liabilities regarding right-of-use assets recognized under Land and buildings and Other plant and equipment.

³⁾ Refinanced 6 February 2020
⁴⁾ Split between current and non-current is based on terms in effect at 31 December, without consideration to the refinancing taking place in 2020.

NOTE 16 – COLLATERAL SECURITY FOR BORROWINGS

The total carrying amount for vessels that have been provided as security amounts to USD 1,675m as of 31 December 2019 (2018: USD 1,314m), including transferred ownership under sale and leaseback arrangements, where the vessels are not derecognized and where vessels are provided as security for the leasing financing.

Please refer to Note 1 for further information.

NOTE 17 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The guarantee commitments of the Group are less than USD 0.1m (2018: USD 0.1m) and relate to guarantee commitments to Danish Shipping Finance.

The Group is involved in certain legal proceedings and disputes. It is Management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations and cash flows.

The Group operates in a wide variety of jurisdictions, in some of which the tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group's activities. Whilst the Group considers that it operates in accordance with applicable tax law, there are potential tax exposures in respect of its operations, the impact of which cannot be reliably estimated but could be material.

NOTE 18 – CONTRACTUAL RIGHTS AND OBLIGATIONS

TORM has various contractual obligations and commercial commitments to make future payments including lease obligations, purchase commitments, interest payments and repayment of mortgage debt and bank loans.

The following table summarizes the Group's contractual obligations as of 31 December 2019.
USDm	2020	2021	2022	2023	2024	Thereafter	Total
Borrowings ¹⁾ ²⁾	101.2	326.9	119.5	30.8	82.8	202.2	863.4
Interest payments related to scheduled interest fixing	33.8	25.4	13.1	10.0	8.0	6.9	97.2
Estimated variable interest payments ³⁾	4.3	6.7	4.4	3.6	3.5	11.6	34.1
Newbuilding installments ⁴⁾	51.2	-	-	-	-	-	51.2
Committed scrubber installations	32.0	-	-	-	-	-	32.0
Trade payables and other obligations	76.3	-	-	-	-	-	76.3
Total	298.8	359.0	137.0	44.4	94.3	220.7	1,155.2

¹⁾ The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 8.0m (2018: USD 5.1m), which are amortized over the term of the loans. Borrowing costs capitalized during the year amount to USD 5.8m (2018: USD 1.1m).

²⁾ Borrowings include contractual obligations relating to lease liabilities arising from land and buildings and other plant and operating equipment amounted to USD 8.7m (2018: USD 0.0m), and the contractual value of lease liabilities relating to vessels and capitalized dry-dockings amounted to USD 21.9m (2018: USD 25.3m). For further detail please refer to note 7.

³⁾ Variable interest payments are estimated based on the forward rates for each interest period including hedging instruments.

NOTE 18 – continued

The following table summarizes the reconciliation of liabilities arising from financing activities:

		Cash		Non-cash
USDm	Opening balance as of 1 January 2019	Borrowings	Repayments	Other changes¹⁾	End balance as of 31 December 2019
Borrowings	749.6	261.8	-169.2	13.2	855.4
Total	749.6	261.8	-169.2	13.2	855.4

¹⁾ Primarily due to implementation of IFRS 16.

		Cash		Non-cash
USDm	Opening balance as of 1 January 2018	Borrowings	Repayments	Other changes	End balance as of 31 December 2018
Borrowings	749.1	114.5	-113.7	-0.3	749.6
Total	749.1	114.5	-113.7	-0.3	749.6

TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter.

The following table summarizes the Group's contractual rights as of 31 December 2019.

USDm	2020	2021	2022	2023	2024	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels ⁵⁾	12.6	1.1	-	-	-	-	13.7
Total	12.6	1.1	-	-	-	-	13.7

⁵⁾ Charter hire income for vessels on time charter and bareboat charter is recognized under "Revenue". The average period until redelivery of the vessels for the period ended 31 December 2019 is 1.0 year (2018: 0.8 year).

NOTE 19 – DERIVATIVE FINANCIAL INSTRUMENTS

Please refer to note 21 “Financial Instruments” for further information on fair value hierarchies.

USDm	2019	2018
Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements	-0.3	0.5
Bunker swaps	-	-1.2

Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts	-0.4	-1.8
Interest rate swaps	-11.1	2.8
Fair value of derivatives as of 31 December	-11.8	0.3

Derivative financial instruments are presented as below on the balance sheet:

USDm	Financial assets	Financial liabilities
2019
Offsetting financial assets and financial liabilities:
Gross amount	0.7	-12.5
Offsetting amount	-0.2	0.2
Net amount presented on the balance sheet	0.5	-12.3

USDm	Financial assets	Financial liabilities
2018
Offsetting financial assets and financial liabilities:
Gross amount	7.1	-6.8
Offsetting amount	-3.4	3.4
Net amount presented on the balance sheet	3.7	-3.4

NOTE 19 – continued

Hedging of risks with derivative financial instruments are made with a ratio of 1:1. Sources of ineffectiveness are mainly derived from differences in timing and credit risk adjustments. Any ineffective portions of the cash flow hedges are recognized in the income statement as financial items. Value adjustments of the effective part of cash flow hedges are recognized directly in comprehensive income. Gains and losses on cash flow hedges are upon realization transferred from the equity hedging reserve into the income statement.

TORM held at year end 2019 and 2018 the following derivative financial instruments designated as hedge accounting:

Hedge accounting			Expected maturity
2019	Notional value	Unit	2020	2021	After 2021
Forward exchange contracts (USD/DKK) ¹⁾	222.5	DKKm	222.5	-	-
Interest rate swaps ²⁾	597.8	USDm	120.5	239.5	237.8
Bunker swaps ³⁾	4,725	MT	4,725	-	-

¹⁾ The average hedge of USD/DKK currency was 6,5.
²⁾ The average interest rate was 2.33% plus margin.
²⁾ The average price of the hedging instruments was USD 652.0

Hedge accounting			Expected maturity
2018	Notional value	Unit	2019	2020	After 2020
Forward exchange contracts (USD/DKK) ¹⁾	250.0	DKKm	250.0	-	-
Interest rate swaps ²⁾	512.8	USDm	46.6	160.9	305.3
Bunker swaps ³⁾	10,400	MT	10,400	-	-

¹⁾ The average hedge of USD/DKK currency was 6,5.
²⁾ The average interest rate was 2.04% plus margin.
³⁾ The average price of the hedging instruments was USD 413.7.

NOTE 19 - continued

Interest rate swaps with a fair value of USD 11.1m (net loss) are designated as hedge accounting relationships to fix a part of TORM's interest payments during the period 2020-2026 with a notional value of USD 597.8m (2018: USD 512.8m, 2017: USD 406.4m).

The derivatives are not under central clearing but are settled on a bilateral basis with the counterparties. All contracts are settled in a net amount per counterparty, and therefore the net value per counterparty is presented in the financial statement.

Cash collateral of USD 13.0m (2018: USD 3.5m) has been provided as security for the agreements relating to derivative financial instruments, which does not meet the offsetting criteria in IAS 32, but it can be offset against the net amount of the derivative asset and derivative liability in case of default and insolvency or bankruptcy in accordance with associated collateral arrangements.

TORM did not enter into any enforceable netting arrangements.

Further details on derivative financial instruments are provided in note 20 and note 21.

Forward freight agreements of USD 0.4m (net gain) have been recognized in the income statement in 2019 (2018: USD -2.1m, 2017: USD 0.5m). FFAs are used to mitigate fluctuations in the freight rates of vessels with a duration of 0–36 months. The FFAs are not designated for hedge accounting.

Bunker swap agreements of USD 0.1m (net loss) have been recognized in the income statement in 2019 (2018: USD 1.1m, 2017: USD 1.2m). Bunker swaps with a duration similar to the period hedged are used to reduce the exposure to fluctuations in bunker prices for fixed voyages. Bunker swap agreements are designated as hedge accounting when appropriate.

Forward exchange contracts with a fair value of USD -0.4m (net loss) are designated as hedge accounting relationships to hedge a part of TORM's payments in 2020 regarding administrative and operating expenses denominated in DKK with a notional value of DKK 222.5m (2018: DKK 250.0m, 2017: DKK 257.0m).

NOTE 19 - continued

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statements and equity in 2019, 2018 and 2017.

	Income statement					Other comprehensive income ¹⁾	Equity ²⁾

USDm	Revenue	Port expenses, bunkers and commissions	Financial items	Operating expenses	Administra-tive expenses	Adjustment to hedging reserve	Hedging reserves as of 31 December
2019
Forward freight agreements	0.4	-	-	-	-	-0.5	-
Bunker swaps	-	-0.1	-	-	-	0.9	-0.3
Forward exchange contracts	-	-	-	-2.0	-1.5	1.4	-0.4
Interest rate swaps	-	-	2.1	-	-	-13.8	-11.1
Total	0.4	-0.1	2.1	-2.0	-1.5	-12.0	-11.8

2018
Forward freight agreements	-2.1	-	-	-	-	0.9	0.5
Bunker swaps	-	1.1	-	-	-	-2.0	-1.2
Forward exchange contracts	-	-	-	0.1	0.2	-3.7	-1.8
Interest rate swaps	-	-	1.0	-	-	-2.3	2.8
Total	-2.1	1.1	1.0	0.1	0.2	-7.1	0.3

2017
Forward freight agreements	0.5	-	-	-	-	-0.3	-0.4
Bunker swaps	-	1.2	-	-	-	-	0.8
Forward exchange contracts	-	-	-	0.3	0.2	4.4	1.8
Interest rate swaps	-	-	-3.4	-	-	2.7	5.1
Total	0.5	1.2	-3.4	0.3	0.2	6.8	7.3

¹⁾ Fair value adjustments on hedging instruments added to the hedging reserves for interest rate swaps, are for 2019 USD -11.7m, for 2018 USD -1,3m and for 2017 USD -0.7m.
²⁾ The hedging reserves as of 31 December of the derivatives used for cash flow hedge is equal to the entire fair value of the hedge instruments as no ineffectiveness has been identified and the reserve includes open hedge instruments, only.

Please refer to note 20 for further information on commercial and financial risks.

NOTE 20 – RISKS ASSOCIATED WITH TORM’S ACTIVITIES

TORM’s overall risk tolerance and inherited exposure to risks is divided into four main categories:

•	Long-term strategic risks
•	Industry and market-related risks
•	Operational and compliance risks
•	Financial risks

The risks described below under each of the four categories are considered to be among the most significant risks for TORM within each category.

LONG-TERM STRATEGIC RISKS
Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks and develop necessary capabilities to exploit opportunities created by the same risks.

INDUSTRY AND MARKET-RELATED RISKS
Industry and market-related risk factors relate to changes in the markets and in the political, economic and physical environment that Management cannot control such as freight rates and vessel and bunker prices.

Freight rate fluctuations
The Company’s income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes freight rates for such voyages.

It is the Company’s strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings historically have been higher in the day-to-day market compared to time charters. The fluctuations in freight rates for different routes may vary substantially. However, TORM is aiming at reducing the sensitivity to the volatility of such specific freight rates by actively seeking the optimal geographical positioning of the fleet and by optimizing the services offered to customers. Please refer to note 8 for details on impairment testing.

Tanker freight income is to a certain extent covered against general fluctuations through the use of physical contracts such as cargo contracts and time charter agreements with durations of 6-36 months. In addition, TORM uses derivative financial instruments such as forward freight agreements (FFAs) with coverage of typically 0-24 months forward, based on market expectations and in accordance with the Company’s risk management policies.

NOTE 20 - continued

During 2019, 9.5% (2018: 13.1%; 2017: 12.5%) of earning days equal to 25.707 deriving from the Company’s tankers was hedged in this way. Physical time charter contracts accounted for 59.3% (2018: 62.8%; 2017: 60.7%) of overall hedging. In 2019, the Company sold FFAs with a notional contract value of USD 34.9m (2018: USD 39.6m; 2017: USD 44.2m) and bought FFAs with a notional contract value of USD 22.5m (2018: USD 18.8m; 2017: USD 12.2m). The total notional contract volume sold in 2019 was 1,585,190 metric tons (2018: 2,683,000 metric tons; 2017: 1,754,000 metric tons), and the total notional volume bought was 1,295,000 metric tons (2018: 1,447,000 metric tons; 2017: 530,000 metric tons). At the end of 2019, the coverage of available earning days for 2020 was 8.6% through time charters, current spot voyages, cargo contracts and FFAs (2018: 9.9%; 2017: 13.3%). No FFA had maturity beyond 2020.

FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Risk Committee, including trading limits, stop-loss policies, segregation of duties and other internal control procedures.

All things being equal and to the extent the Company’s vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following changes in profit before tax based on the expected number of earning days for the coming financial year:

Sensitivity to changes in freight rates

USDm	2020	2019	2018

Decrease in freight rates of USD/day 1,000:
Changes in profit/loss before tax for the following year	-25.4	-25.3	-24.1
Changes in equity for the following year	-25.4	-25.3	-24.1

Sales and purchase price fluctuations
As an owner of vessels, TORM is exposed to risk associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of 31 December 2019, the carrying value of the fleet was USD 1,674.8m (2018: USD 1,396.5m). Based on broker valuations, TORM’s fleet excluding undelivered newbuildings had a market value of USD 1,632.6m as of 31 December 2019 (2018: USD 1,322.1m).

NOTE 20 - continued

Bunker price fluctuations
The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 61.1% (2018: 60.8%; 2017: 55.3%) of the total voyage costs in 2019 and is by far the biggest single cost related to a voyage.

TORM is exposed to fluctuations in bunker prices that are not reflected in the freight rates achieved by the Company. To reduce this exposure, TORM hedges part of its bunker requirements with oil derivatives in its entirety for all risks.

Bunker trade is subject to specific risk policies and guidelines approved by the Risk Committee including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

In 2019, 6.5% (2018: 4.8%; 2017: 3.3%) of TORM’s bunker purchase was hedged through bunker hedging contracts. At the end of 2019, TORM had covered 2.6% equal to 13,590 metric tons (2018: 2.0%; 2017: 2.1%) of its bunker requirements for 2020 using hedging instruments at an average price of 398. No bunker derivatives had maturity beyond 2020. Total bunker exposure is estimated to be approximately 529,852 metric tons.

All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following changes in expenditure based on the expected bunker consumption in the spot market:

Sensitivity to changes in the bunker price

USDm	2020	2019	2018

Increase in the bunker prices of 10% per ton:
Changes in profit/loss before tax for the following year	-19.8	-20.7	-18.3
Changes in equity for the following year	-19.8	-20.7	-18.3

OPERATIONAL AND COMPLIANCE RISKS
Operational risks are risks associated with the ongoing operations of the business and include risks such as safe operation of vessels, availability of experienced seafarers and staff, terrorism, piracy as well as insurance and counterparty risk.

NOTE 20 - continued

Insurance coverage
In the course of the fleet’s operation, various casualties, accidents and other incidents may occur that may result in financial losses for TORM. For example, national and international rules, regulations and conventions mean that the Company may incur substantial liabilities if a vessel is involved in an oil spill or emission of other environmentally hazardous agents.

In order to reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargo, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and machinery damage, total loss and war. All TORM’s owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. It is TORM’s policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies, along with two P&I clubs, to diversify risk. The P&I clubs are member of the internationally recognized collaboration, International Group of P&I clubs, and the Company’s vessels are each insured for the maximum amount available in the P&I system. At the end of 2019, the aggregate insured value of hull and machinery and interest for TORM’s owned vessels amounted to USD 1.8bn (2018: USD 1.5bn; 2017: USD 1.4bn).

Counterparty risk
Counterparty risk is an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparties not being able to fulfill their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default, this characterizes the method for identified the market value of a derivative instruments.

The Company has a close focus on its risk policies and procedures to ensure that risks managed in the day-to-day business are kept at agreed levels and that changes in the risk situation are brought to Management’s attention.

The Company’s counterparty risks are primarily associated with:
•	Receivables, cash and cash equivalents, including restricted cash
•	Contracts of affreightment with a positive fair value
•	Derivative financial instruments and commodity instruments with positive fair value

NOTE 20 - continued

Receivables, cash and cash equivalents, including restricted cash
The majority of TORM’s customers are companies that operate in the oil industry. It is assessed that these companies are, to a great extent, subject to the same risk factors as those identified for TORM.

A major part of the Company’s freight revenues stems from a small group of customers. In 2019, no customer accounted for more than 10% of the Company’s freight revenues (2018: one customer accounted for 17%; 2017: none). The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel’s cargo has been discharged. For new and smaller customers, the Company’s credit risk is limited as freight is usually paid prior to the cargo’s discharge, or, alternatively, a suitable bank guarantee is placed in lieu thereof.

As a consequence of the payment patterns mentioned above, the Company’s receivables primarily consist of receivables from voyages in progress at year-end and outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of original demurrage claimed, the Company’s average stands at 98.7% (2018: 98.1%; 2017: 97.0%), which is considered to be satisfactory given the differences in interpretation of events. In 2019, demurrage represented 13.1% (2018: 13.3%; 2017: 13.2%) of the total freight revenues. Please see note 1 for more details on recognition of demurrage claim into revenue.

Excess liquidity is placed on deposit accounts with major banks with strong and acceptable credit ratings or invested in secure papers such as American or Danish government bonds. Cash is invested with the aim of getting the highest possible yield while maintaining a low counterparty risk and adequate liquidity reserves for possible investment opportunities or to withstand a sudden drop in freight rates.

Derivative financial instruments and commodity instruments
In 2019, 100.0% (2018: 100.0%; 2017: 100.0%) of TORM’s forward freight agreements (FFAs) were cleared through clearing houses, effectively reducing counterparty credit risk by daily clearing of balances. Over-the-counter fuel swaps have restrictively been entered into with major oil companies, banks or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were done with investment grade counterparties.

Financial risks
Financial risks relate to the Company’s financial position, financing and cash flows generated by the business, including foreign exchange risk and interest rate risk. The Company’s liquidity and capital resources are described in note 2.

NOTE 20 - continued

Foreign exchange risk
TORM uses USD as its functional currency because the majority of the Company’s transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD.

The primary risk relates to transactions denominated in DKK, EUR and SGD and relates to administrative and operating expenses.

The part of the Company’s expenses that is denominated in currencies other than USD accounts for approximately 98.3% (2018: 98.3%; 2017: 97.9%) for administrative expenses and approximately 20.1% (2018: 23.4%; 2017: 24.5%) for operating expenses. TORM’s expected administrative and operating expenses in DKK and EUR for 2020 are approximately DKK 353.1m, whereof 63.0% (2018: 64.1%; 2017: 62.0%) are hedged through FX forward contracts. All FX forward contract have maturity within 2020, and TORM’s average hedge USD/DKK currency rate is 6.5. FX exposure are hedged in its entirety for all risks.

TORM assumes identical currency risks arising from exposures in DKK and EUR.

Sensitivity to changes in the USD/DKK and USD/EUR exchange rate
All things being equal, a change in the USD/DKK and USD/EUR exchange rate of 10% would result in a change in profit/loss before tax and equity as follows:

USDm	2020	2019	2018

Effect of a 10% increase of DKK and EUR:
Changes in profit/loss before tax for the following year	-2.0	-2.1	-2.5
Changes in equity for the following year	-2.0	-2.1	-2.5

NOTE 20 - continued

Interest rate risk
TORM’s interest rate risk generally relates to interest-bearing borrowings. All the Company’s loans for financing vessels are denominated in USD. Please refer to note 15 for additional information on borrowings.

At the end of 2019, TORM has fixed 72.9% of the interest exposure for 2020 equal to a total interest expense exposure of USD 37.4m (2018: 66.2%; 2017: 63.2%). As of 31 December 2019, TORM has interest rate hedges covering and with maturity in the period 2020-2026 with a notional value of USD 597.8m, hedged at an interest rate of 2.33% plus margin. Interest exposure are hedged in its entirety for all risks.

Most of TORM’s debt and interest hedging is based on US LIBOR which is set to expire by the end of 2021. While it is not yet clear which reference rate will replace LIBOR after 2021, trade organizations such as the LMA and ISDA are working with the market, each other and regulators on the transition of LIBOR. As the expiration of LIBOR affects money market transactions worth trillions of dollars and preparations are being made by leading trade organizations, a smooth transition with insignificant risk to TORM is expected. TORM continues to monitor the progress of the negotiations towards a new reference rate.

Sensitivity to changes in interest rates
All things being equal, a change in the interest rate level of 1%-point would result in a change in the interest rate expenses as follows:

USDm	2020	2019	2018

Effect of a 1%-point increase in interest rates:
Changes in profit/loss before tax for the following year	-3.0	-2.4	-3.2
Changes in equity for the following year	7.9	8.0	3.6

NOTE 20 - continued

LIQUIDITY RISK
TORM’s strategy is to ensure continuous access to funding sources by maintaining a robust capital structure and a close relationship with several financial partners. As of 31 December 2019, TORM’s loan portfolio was spread across ten different banks.

As of 31 December 2019, TORM maintains a liquidity reserve of USD 72m in cash combined with USD 75m in undrawn revolving credit facilities. Cash is only placed in banks with a high credit rating.

For further information on contractual obligations, including a maturity analysis, please refer to note 18.

NOTE 21 – FINANCIAL INSTRUMENTS

Categories of financial assets and liabilities (USDm):		Quoted prices (level 1)	Observable input (level 2)	Unobservable input (level 3)	Financial instruments measured at fair value	Financial instruments measured at amortized cost	Total carrying value

2019:
Financial assets
Loan receivables	¹⁾	-	-	-	-	4.6	4.6
Freight receivables	¹⁾	-	-	-	-	89.8	89.8
Other receivables		-	0.5	-	0.5	5.7	6.2
Cash and cash equivalents, including restricted cash	¹⁾	-	-	-	-	72.5	72.5
Total		-	0.5	-	0.5	172.6	173.1

Financial liabilities
Borrowings	¹⁾ ²⁾	-	-	-	-	855.4	855.4
Trade payables	¹⁾	-	-	-	-	47.1	47.1
Other liabilities	¹⁾	-	12.3	-	12.3	35.0	47.3
Total		-	12.3	-	12.3	937.5	949.8

2018:
Financial assets
Freight receivables	¹⁾	-	-	-	-	86.0	86.0
Other receivables		-	3.7	-	3.7	3.8	7.5
Cash and cash equivalents, including restricted cash	¹⁾	-	-	-	-	127.4	127.4
Total		-	3.7	-	3.7	217.2	220.9

Financial liabilities
Borrowings	¹⁾ ²⁾	-	-	-	-	749.6	749.6
Trade payables	¹⁾	-	-	-	-	35.1	35.1
Other liabilities	¹⁾	-	3.4	-	3.4	33.1	36.5
Total		-	3.4	-	3.4	817.8	821.2

¹⁾ Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value.
²⁾ See note 15.
³⁾ Derivative financial instruments are presented within the balance sheet line Other receivables and Other liabilities.

There have been no transfers between level 1 and 2.

NOTE 25 – ENTITIES IN THE GROUP

NOTE 21 - continued

FAIR VALUE HIERARCHY FOR FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET
Below please find the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.
•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities
•
Level 2 fair value measurements are those derived from input other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable input)

METHODS AND ASSUMPTIONS IN DETERMINING FAIR VALUE OF FINANCIAL INSTRUMENTS

Derivative part of other receivables and other payables
The fair value of derivatives in other receivables and other payables is measured using accepted valuation methods with input variables such as yield curves, forward curves, spreads, etc. and compared to financial counterparties to ensure acceptable valuations. The valuation methods discount the future fixed and estimated cash flows and valuation of any option elements.

NOTE 22 – RELATED PARTY TRANSACTIONS

The Company's ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is Njord Luxco.

Shareholders' contribution and dividends paid are disclosed in the consolidated statement of changes in equity. Dividends to related parties are paid out on the basis of the related parties’ ownership of shares.

The remuneration of key management personnel, which consists of the Board of Directors and the Executive Director, is disclosed in note 3.

During 2019, TORM did transactions with its joint venture producing scrubbers for the TORM fleet amounted to USD 26.1m in total. The joint venture will continue to assist TORM in installing scrubbers in 2020.

NOTE 23 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE YEAR

During 2019, TORM sold eight vessels, of which seven were delivered to the new owners during 2019, and one vessel was delivered in Q1 2020 (presented as “assets held for sale” as of 31 December 2019). The sales resulted in a profit from sale of vessels of USD 1.2m and impairment losses on tangible assets of USD 6.0m. During 2019, TORM sold eight vessels that were leased back to TORM and which have not been derecognized and where the proceeds provided of USD 157.8m have been presented as financial liabilities.

During 2018, TORM sold four vessels, of which three were delivered to the new owners during 2018, and one vessel was delivered in Q1 2019 (presented as “assets held for sale” as of 31 December 2018). The sales resulted in a profit from sale of vessels of USD 0.8m and an impairment loss on tangible assets of USD 3.2m.

During 2017, TORM sold eight vessels, of which four were delivered to the new owners during 2017, one vessel was in Q1 2018 (presented as “assets held for sale” as of 31 December 2017), and the remaining three vessels were sold and leased back to TORM. The sales resulted in a profit from sale of vessels of USD 2.8m and a total impairment loss on sold or held-for-sale vessels of USD 3.6m.

NOTE 24 – CASH FLOWS

USDm	2019	2018	2017
Reversal of other non-cash movements:
Exchange rate adjustments	-0.9	-	1.8
Share-based payments	1.9	2.0	1.9
Other adjustments	-0.1	-	-
Total	0.9	2.0	3.7

USDm	2019	2018	2017
Change in bunkers, receivables and payables:
Change in bunkers	5.1	-6.2	-1.6
Change in receivables	-2.5	-10.4	-12.4
Change in prepayments	-0.7	1.5	-1.4
Change in trade payables and other liabilities	22.8	11.7	-1.6
Other changes	-0.8	-2.2	-2.9
Adjusted for fair value changes of derivative financial instruments	-12.0	-7.1	6.9
Total	11.9	-12.7	-13.0

Entity	Country
TORM plc	United Kingdom

Investments in subsidiaries ⁶⁾:
Entity	Country	Ownership ⁵⁾
TORM A/S	Denmark	100%
DK Vessel HoldCo GP ApS	Denmark	100%
DK Vessel HoldCo K/S	Denmark	100%
OCM (Gibraltar) Njord Midco Ltd ⁴⁾	Gibraltar	100%
OCM Njord Chartering Inc ⁴⁾	Marshall Islands	100%
OCM Singapore Njord Holdings Agnes, Pte. Ltd ³⁾	Singapore	100%
OCM Singapore Njord Holdings Alice, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Almena, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Amalie, Pte. Ltd ³⁾	Singapore	100%
OCM Singapore Njord Holdings Aslaug, Pte. Ltd ³⁾	Singapore	100%
OCM Singapore Njord Holdings Hardrada, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St.Michaelis Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St. Gabriel Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Gorm Pte. Ltd ³⁾	Singapore	100%
OCM Singapore Njord Holdings Knut Pte. Ltd ³⁾	Singapore	100%
OCM Singapore Njord Holdings Valdemar Pte. Ltd ³⁾	Singapore	100%
OCM Singapore Njord Holdings Agnete, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Alexandra, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Anabel, Pte. Ltd ³⁾	Singapore	100%
OCM Singapore Njord Holdings Arawa Pte. Ltd ³⁾	Singapore	100%
OCM Singapore Njord Holdings Leif Pte. Ltd ³⁾	Singapore	100%

Investments in subsidiaries ⁶⁾ - continued:
Entity	Country	Ownership ⁵⁾
OCM Holdings Mrs Inc. ⁴⁾	Marshall Islands	100%
OCM Njord Anne Inc. ⁴⁾	Marshall Islands	100%
OCM Njord Freya Inc. ⁴⁾	Marshall Islands	100%
OCM Njord Gerd Inc. ⁴⁾	Marshall Islands	100%
OCM Njord Gertrud Inc. ⁴⁾	Marshall Islands	100%
OCM Njord Gunhild Inc. ⁴⁾	Marshall Islands	100%
OCM Njord Helene Inc. ⁴⁾	Marshall Islands	100%
OCM Njord Helvig Inc. ⁴⁾	Marshall Islands	100%
OCM Njord Ingeborg Inc. ⁴⁾	Marshall Islands	100%
OCM Njord Mary Inc. ⁴⁾	Marshall Islands	100%
OCM Njord Ragnhild Inc. ⁴⁾	Marshall Islands	100%
OCM Njord Thyra Inc. ⁴⁾	Marshall Islands	100%
OCM Njord Valborg Inc. ⁴⁾	Marshall Islands	100%
OCM Njord Vita Inc. ⁴⁾	Marshall Islands	100%
OMI Holding Ltd.	Mauritius	100%
TORM Crewing Service Ltd.	Bermuda	100%
TORM Shipping India Private Limited	India	100%
TORM Singapore Pte. Ltd.	Singapore	100%
TORM USA LLC	USA	100%
VesselCo 1 K/S	Denmark	100%
VesselCo 3 K/S	Denmark	100%

NOTE 25 - continued

Investments in subsidiaries ⁶⁾ - continued:
Entity	Country	Ownership ⁵⁾
VesselCo 5 K/S ¹⁾	Denmark	100%
VesselCo 6 K/S ²⁾	Denmark	100%
VesselCo 6 Pte. Ltd.	Singapore	100%
VesselCo 7 Pte. Ltd.	Singapore	100%
VesselCo 8 Pte. Ltd.	Singapore	100%
VesselCo 9 Pte. Ltd.	Singapore	100%
VesselCo 10 Pte. Ltd.	Singapore	100%
VesselCo 11 Pte. Ltd.	Singapore	100%
VesselCo 12 Pte. Ltd. ¹⁾	Singapore	100%
TORM SHIPPING (PHILS.), INC.	Philippines	25%
VesselCo A ApS	Denmark	100%
VesselCo C ApS	Denmark	100%
VesselCo E ApS ¹⁾	Denmark	100%
VesselCo F ApS ²⁾	Denmark	100%

¹⁾ Entities added in the financial year ended 31 December 2017.
²⁾ Entities added in the financial year ended 31 December 2018.
³⁾ Entities dissolved in the financial year ended 31 December 2017.
⁴⁾ Entities dissolved in the financial year ended 31 December 2018.
⁵⁾ For all subsidiaries, ownership and voting rights are the same except for TORM SHIPPING (PHILS.), INC where voting rights are 100%.
⁶⁾ All subsidiaries are consolidated in full.
The table below shows the registered addresses for the companies mentioned above:
Denmark	India	Philippines	Singapore
Tuborg Havnevej 18	2nd Floor	7th Floor	6 Battery Road #27-02
DK-2900 Hellerup	Leela Business Park	Salcedo Towers, 169	Singapore 049909
Denmark	Andheri-Kurla Road	HV dela Costa Street	Singapore
	Andheri (E)	Salcedo Village,
	Mumbai 400059	Makati City
	India	Philippines 1227

United Kingdom	USA	Marshall Islands	Mauritius
Birchin Court	Suite 710	c/o The Trust	c/o Temple Corporate
20 Birchin Lane	2500 City West	Company of	Services
London, EC3V 9DU	Boulevard	Marshall Islands, Inc.	Temple Court 2,
United Kingdom	77042, Houston, Texas	P.O. Box 2095	Labourdonnais Street
	USA	Reston VA 20195-0095	Port Louis
		USA	Mauritius

Bermuda	Gibraltar	Hong Kong
c/o Estera Services	57/63 Line Wall Road	Room A, 7/F
(Bermuda Limited)	GX11 1AA	China Overseas Bldg.
Canon's Court	Gibraltar	139 Hennessy Road
22 Victoria Street		Wanchai
PO Box 1624		Hong Kong
Hamilton HM GX
Bermuda

NOTE 25 - continued

Interest in legal entities included as joint ventures:
			2019
Entity (USDm)	Country	% Control	Profit and loss from continuing operations	Other compre-hensive income	Total compre-hensive income
Long Range 2 A/S	Denmark	50%	-	-	-
LR2 Management K/S	Denmark	50%	-	-	-
Marine Exhaust Technology Ltd.	Hong Kong	28%	3.4	-	3.4

For registered addresses, please refer to the table above.

NOTE 26 – EARNINGS PER SHARE AND DIVIDEND PER SHARE

	2019	2018	2017
EARNINGS PER SHARE

Net profit/(loss) for the year (USDm)	166.0	-34.8	2.4

Million shares
Weighted average number of shares	74.3	73.4	62.3
Weighted average number of treasury shares	-0.3	-0.3	-0.3

Weighted average number of shares outstanding	74.0	73.1	62.0
Dilutive effect of outstanding share options	0.0	-	-
Weighted average number of shares outstanding incl. dilutive effect of share options	74.0	73.1	62.0

Basic earnings/(loss) per share (USD)	2.24	-0.48	0.04

Diluted earnings/(loss) per share (USD)	2.24	-0.48	0.04

When calculating diluted earnings per share for 2018 and 2017, RSUs have been omitted as they are out-of-the-money and thus anti-dilutive, but the RSUs may potentially dilute earnings per share in the future. Please refer to note 3 for information on the RSU share options.

	2019	2018	2017
DIVIDEND PER SHARE

Dividend for the year (USDm)	7.4	-	1.2

Number of shares, end of period (million)	74.7	74.2	62.3
Dividend per share	0.10	-	0.02

The Board of Directors has decided to recommend a dividend of USD 7.4m, equivalent to USD 0.10 per share for approval at the AGM on 15 April 2020.

COMPANY BALANCE SHEET
AS OF 31 DECEMBER

USD '000	Note	2019	2018
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Vessels	5	24,644	26,412
Other plant and operating equipment		35	-
Total tangible fixed assets		24,679	26,412

Financial assets
Investments in subsidiaries	6	1,061,559	876,280
Loan receivables	7	4,617	-
Total financial assets		1,066,176	876,280

Total non-current assets		1,090,855	902,692

CURRENT ASSETS
Loans to subsidiaries		242,221	105,876
Other receivables		215	490
Prepayments		370	621
Cash and cash equivalents, including restricted cash		70,601	73,035
Total current assets		313,407	180,022

TOTAL ASSETS		1,404,262	1,082,714

The financial statements of TORM plc, company number 09818726, have been approved by the Board of Directors and signed on their behalf by:
Mr. Jacob Meldgaard
Executive Director
11 March 2020
USD '000	Note	2019	2018
EQUITY AND LIABILITIES
EQUITY
Common shares		747	742
Treasury shares		-2,887	-2,887
Hedging reserves		-10,902	-2,677
Share premium		911,552	907,355
Retained profit/(loss)	2	222,543	-55,095
Total equity		1,121,053	847,438

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	3	235,839	169,015
Total non-current liabilities		235,839	169,015

CURRENT LIABILITIES
Borrowings	3	23,230	22,761
Trade payables		250	103
Payables to subsidiaries		12,234	39,476
Other liabilities	8	11,656	3,921
Total current liabilities		47,370	66,261

Total liabilities		283,209	235,276

TOTAL EQUITY AND LIABILITIES		1,404,262	1,082,714

COMPANY STATEMENT OF CHANGES IN EQUITY

USD '000	Common shares	Treasury shares	Hedging reserves	Share premium	Retained profit	Total

EQUITY

Equity as of 1 January 2018	623	-2,887	604	810,263	16,014	824,617

Comprehensive income/(loss) for the year:
Net profit/(loss) for the year	-	-	-	-	-73,135	-73,135
Other comprehensive income/(loss) for the year	-	-	-3,281	-	-	-3,281
Total comprehensive income/(loss) for the year	-	-	-3,281	-	-73,135	-76,416

Capital increase	119	-	-	99,880	-	99,999
Transaction costs capital increase	-	-	-	-2,788	-	-2,788
Share-based compensation	-	-	-	-	2,026	2,026
Total changes in equity 2018	119	-	-	97,092	2,026	99,237

Equity as of 31 December 2018	742	-2,887	-2,677	907,355	-55,095	847,438

Comprehensive income/(loss) for the year:
Net profit for the year	-	-	-	-	275,725	275,725
Other comprehensive income/(loss) for the year	-	-	-8,225	-	-	-8,225
Total comprehensive income/(loss) for the year	-	-	-8,225	-	275,725	267,500

Capital increase	5	-	-	4,197	-	4,202
Share-based compensation	-	-	-	-	1,913	1,913
Dividend paid	-	-	-	-	-	-
Total changes in equity 2019	5	-	-	4,197	1,913	6,115

Equity as of 31 December 2019	747	-2,887	-10,902	911,552	222,543	1,121,053

NOTES TO PARENT FINANCIAL STATEMENTS

Note 1 – Accounting policies – Supplementary for the Parent Company	147
Note 2 – Profit/loss and total comprehensive income for the year	148
Note 3 – Interests and borrowings	148
Note 4 – Staff costs	148
Note 5 – Tangible fixed assets	148
Note 6 – Financial assets	148
Note 7 – Loan receivables	149
Note 8 – Other liabilities	149
Note 9 – Impairment testing	149
Note 10 – Collateral security for mortgage debt and bank loans	150
Note 11 – Guarantee commitments and contingent liabilities	150
Note 12 – Related party transactions	150

TORM ANNUAL REPORT 2019

PARENT COMPANY 2019 146

NOTE 1 – ACCOUNTING POLICIES – SUPPLEMENTARY FOR THE PARENT COMPANY

BASIS OF PREPARATION
The Company meets the definition of a qualifying entity under Financial Reporting Standard 100 (“FRS 100”) issued by the Financial Reporting Council. Therefore, these financial statements were prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework.

As permitted by FRS 101, the Company has taken advantages of the disclosure exemptions available under that standard in relation to accounting standards issued but not yet effective or implemented, share-based payment information, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cashflow statement and certain related party transactions.

The financial statements have been prepared on a going concern basis. Further information relating to the going concern assumption is provided in note 1 of the Group consolidated financial statements on page 107.

Where required, the equivalent disclosures are given in the Group's consolidated financial statements. Key sources of estimation uncertainty disclosure are provided in the accounting policies and in relevant notes to the Group consolidated financial statements as applicable. Details of the Company's share-based payment schemes are provided in note 3 of the Group consolidated financial statements on pages 118-120.

ACCOUNTING POLICIES
In supplement to the accounting policies provided in note 1 of the Group consolidated financial statements on pages 107-117, the following accounting policies were applied to the Company financial statements.

Investment in subsidiaries and joint ventures
Investment in subsidiaries, associated companies and joint ventures are recognized and measured in the financial statements of the Parent Company at cost less provision for impairment and classified as "non-current assets". Dividends are recognized under “Financial income".

The carrying amount of investment in subsidiaries and joint ventures is increased to its recoverable amount, if there have been changes in the estimates used to determine the recoverable amount since the last impairment loss was recognized.

Reversal of impairment losses on investment in subsidiaries and joint ventures is recognized in “Financial income”.

NOTE 1 - continued

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
In supplement to the critical accounting estimates and judgements provided in note 1 of the Group consolidated financial statements on page 116-117, the following is considered a significant accounting estimate used in the preparation of the Company financial statements.

Carrying amounts of investments in subsidiaries
The Company evaluates the carrying amounts of subsidiaries to determine if events have occurred that would require a modification of their carrying amounts. The valuation of subsidiaries is reviewed based on the performed impairment testing of the Groups cash-generating unit – the Tanker Segment, excluding the Parent Company’s effect on the value in use of the cash-generating unit.

For further information regarding the underlying impairment testing of the vessels in the Group, please refer to note 8 of the Group consolidated financial statements.

NOTE 2 – PROFIT/LOSS AND TOTAL COMPREHENSIVE INCOME FOR THE YEAR

As permitted by section 408 of the Companies Act 2006, the statement of comprehensive income of the Company is not presented as part of these financial statements.

The profit after tax for the year amounted to USD 275,725k (2018: USD -73,135k), and other comprehensive income for the year of the Company amounted to USD -8,225k (2018: USD -3,281k).

NOTE 3 – INTERESTS AND BORROWINGS

As of 31 December 2019, the Company had borrowed USD 240.1m (31 December 2018: USD 170.0m, 2017: USD 187.5m). The loan proceeds was USD 3.0m lower (2018: USD 3.6m, 2017: USD 2.9m) due to borrowing fees. The fees are amortized over the loan periods. In 2019, the Company had interest expenses of USD 9.4m (2018: USD 8.5m, 2017: USD 6.0m) regarding these loan facilities.

As of 31 December 2019, the Company had finance lease liabilities of USD 21.9m (31 December 2018: USD 25.3m, 31 December 2017: USD 28.2m). In 2019, the Company had interest expenses of USD 2.0m (2018: USD 2.3m, 2017: USD 1.8m) regarding financial leases.

Implementation of IFRS 16 did not have a material effect on the Company’s financial statements.

NOTE 4 – STAFF COSTS

USD'000	2019	2018
Total staff costs
Staff costs included in administrative expenses	1,338	1,322
Total staff costs	1,338	1,322

Average number of permanent employees	1	1

Employee information
The average number of employees is calculated as a full-time equivalent (FTE).

NOTE 5 – TANGIBLE FIXED ASSETS

USD '000	2019	2018
Vessels
Cost:
Balance as of 1 January	30,500	30,500
Additions	-	-
Balance as of 31 December	30,500	30,500

Depreciation:
Balance as of 1 January	4,088	1,736
Depreciations for the year	1,768	2,352
Balance as of 31 December	5,856	4,088

Carrying amount as of 31 December	24,644	26,412

Of which right-of-use assets	24,644	26,412

NOTE 6 – FINANCIAL ASSETS

USD'000	2019	2018
Investments in subsidiaries
Cost:
Balance as of 1 January	1,292,080	1,270,715
Additions	-	34,587
Capital decreases in subsidiaries	-88,934	-15,248
Capital increases related to share-based payments	1,913	2,026
Balance as of 31 December	1,205,059	1,292,080

Impairment:
Balance as of 1 January	415,800	337,600
Impairment (reversal)/losses for the year	-272,300	78,200
Balance as of 31 December	143,500	415,800

Carrying amount as of 31 December	1,061,559	876,280

NOTE 7 – LOAN RECEIVABLES

USD '000	2019	2018
Loan receivables
Cost:
Balance as of 1 January	-	-
Additions during the year	4,711.2	-
Balance as of 31 December	4,711.2	-

Provision for impairment:
Balance as of 1 January	-	-
Additions during the year	94.2	-
Balance as of 31 December	94.2	-

Carrying amount as of 31 December	4,617.0	-

Loans arised as part of sale-and-leaseback transactions for two MR vessels in 2019, further details of which are provided in note 23 of the Group consolidated financial statements. The loans mature in 2026, and have an interest rate applicable, fixed at 1% per annum.

NOTE 8 – OTHER LIABILITIES

USD '000	2019	2018
Derivative financial instruments	10,902	3,149
Other	754	772
Balance as of 31 December	11,656	3,921

NOTE 9 – IMPAIRMENT TESTING

As of 31 December 2019, Management performed an impairment test of investments in subsidiaries. The subsidiaries of TORM plc are the formal owners of the TORM vessels and operate in the product tanker market.

As of 31 December 2019, the recoverable amount of the investments in subsidiaries was based on the value in use.

Based on this test, Management concluded that a reversal of previous impairment charges of USD 272.3m was needed, as the value in use exceeded the carrying amount.

The assessment of the value in use of the subsidiaries was based on the present value of the expected future cash flows, which is primarily influenced by the cash flows of the vessels owned by each subsidiary.

Please refer to note 8 in the consolidated financial statements for further information in respect of the value in use of these vessels.

NOTE 10 – COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS

The carrying amount of investments in subsidiaries that have been provided as security for mortgage debt and bank loans amounts to USD 315,700k (2018: USD 228,084k).

NOTE 11 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The Company is guarantor for loan agreements established in the subsidiaries TORM A/S and VesselCo 9 Pte. Ltd.

During 2019, a subsidiary of the Company sold eight vessels to, and concurrently leased them back from, a third party (see note 23 to the Group Financial statements). As part of this transaction, the Company issued a guarantee to the third party in relation to future lease payments to be made by the subsidiary, which are expected to total approximately USD 27.9m.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company's ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is Njord Luxco.

Shareholders' contribution, dividend paid and treasury shares are disclosed in the consolidated statement of changes in equity.

The Company has received dividends from subsidiaries amounting to USD 7.6m (2018: USD 12.1m, 2017: USD 103.0m).

The Company has income in the form of interests from its subsidiaries of USD 8.8m (2018: USD 2.6m, 2017: USD 0.3m), relating to loans to subsidiaries.

The Company has income in form of bareboat hire from its subsidiary TORM A/S of USD 53.0m (2018: USD 48.7m, 2017: USD 21.2m).

The Company has paid bareboat hire to its subsidiaries in the amount of USD 47.2m (2018: USD 43.0m, 2017: USD 17.1m).

There have been no or limited transactions with related parties during the financial year other than the transactions disclosed above.

Independent Auditor’s Report to the Members of TORM plc

Report on the audit of the financial statements

OPINION

In our opinion:
•
the financial statements of TORM plc (the ‘parent company’) and its subsidiaries (the ‘group’) give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2019 and of the group’s profit  for the year then ended;

•	the group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union;
•	the parent company financial statements have been properly prepared in accordance with United Kingdom generally accepted accounting practice, including FRS 101 “Reduced Disclosure Framework”; and
•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

We have audited the financial statements which comprise:
•	the consolidated income statement;
•	the consolidated statement of comprehensive income;
•	the consolidated and parent company balance sheets;
•	the consolidated and parent company statements of changes in equity;
•	the consolidated cash flow statement; and
•	the related notes 1 to 26 in respect of the group financial statements and notes 1 to 12 in respect of the parent company financial statements.

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and IFRSs as adopted by the European Union. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework” (United Kingdom generally accepted accounting practice).

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor’s responsibilities for the audit of the financial statements section of our report.

We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC’s Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We confirm that the non-audit services prohibited by the FRC’s Ethical Standard were not provided to the group or the parent company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

SUMMARY OF OUR AUDIT APPROACH

Key audit matters
The key audit matter that we identified in the current year was:

•	Impairment of the group’s Tanker Segment

This key audit matter is the same as the prior year.

Materiality
The materiality that we used for the group financial statements was USD 10 million which was determined on the basis of 0.5% of total assets as the primary metric. In addition to this primary metric, we have also taken into consideration a number of other income statement and balance sheet metrics.

Scoping
All operations of the group were subject to a full scope audit.

Significant changes in our approach
There were no significant changes in our approach in the current year.

CONCLUSIONS RELATING TO GOING CONCERN, PRINCIPAL RISKS AND VIABILITY STATEMENT

Going concern
We have reviewed the directors’ statement in note 1 to the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them and their identification of any material uncertainties to the group’s and parent company’s ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements.

We considered as part of our risk assessment the nature of the group, its business model and related risks including where relevant the impact of Brexit, the requirements of the applicable financial reporting framework and the system of internal control. We evaluated the directors’ assessment of the group’s ability to continue as a going concern, including challenging the underlying data and key assumptions used to make the assessment, and evaluated the directors’ plans for future actions in relation to their going concern assessment.

We also state whether we have anything material to add or draw attention to in relation to the directors’ statement and report if the statement is materially inconsistent with our knowledge obtained in the audit.

Going concern is the basis of preparation of the financial statements that assumes an entity will remain in operation for a period of at least 12 months from the date of approval of the financial statements.

We confirm that we have nothing material to report, add or draw attention to in respect of these matters.

Independent Auditor’s Report to the Members of TORM plc

Report on the audit of the financial statements - continued

Principal risks and viability statement
Based solely on reading the directors’ statements and considering whether they were consistent with the knowledge we obtained in the course of the audit, including the knowledge obtained in the evaluation of the directors’ assessment of the group’s and the parent company’s ability to continue as a going concern, we are required to state whether we have anything material to add or draw attention to in relation to:

•	the disclosures on pages 33 to 38 that describe the principal risks, procedures to identify emerging risks and an explanation of how these are being managed or mitigated;
•
the directors' confirmation on page 34 that they have carried out a robust assessment of the principal and emerging risks facing the group, including those that would threaten its business model, future performance, solvency or liquidity; or

•
the directors’ explanation on page 48 as to how they have assessed the prospects of the group, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

We also report whether the directors’ statement relating to the prospects of the group is materially inconsistent with our knowledge obtained in the audit.

Viability means the ability of the group to continue over the time horizon considered appropriate by the directors.

We confirm that we have nothing material to report, add or draw attention to in respect of these matters.

KEY AUDIT MATTERS
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

IMPAIRMENT OF THE GROUP’S TANKER SEGMENT

Impairment of the Group’s Tanker Segment
As a consequence of ongoing volatility in freight rates during 2019, the carrying value of the Group’s Tanker segment cash generating unit (“CGU”) was considered to be a key audit matter. Due to the high level of judgements involved, we have determined that there was a potential for fraud through possible manipulation of this balance. The carrying value of the Tanker segment at 31 December 2019, which consists of vessels and capitalized dry-docking and prepayments on vessels, was USD 1,770 million (2018: USD 1,442 million), a figure which incorporates the impact of a USD 120 million impairment reversal in 2019. The recoverable amount of the Tanker segment is highly sensitive to a number of key assumptions, as outlined further below.

Management has performed a review of the CGU for indicators of impairment or impairment reversal and has subsequently conducted an impairment test, on a value in use (discounted cash flow) basis, using the following key assumptions:
•
future freight rates, which are based on the group’s most recent business plan for 2020-2022 and thereafter the 10-year historical average rates as achieved by the group, and also adjusted for inflation of 2%pa;

•	vessel utilisation;
•	discount rate of 7.5%;
•	inflation rate of 2% pa; and
•	operating expenditure.

The group has also installed scrubbers on certain of its vessels which enable them to continue using heavy sulphur fuel oil after the implementation of the IMO sulphur regulations on 1 January 2020. Management’s value in use estimate includes the anticipated benefit arising from the use of scrubbers (“scrubber premiums”) based on current market differentials between the cost of heavy and low sulphur fuel oil for 2020 to 2022, with a 50% reduction thereafter.

As referenced on page 116 of the financial statements, the carrying value of vessels is considered by management as a key source of estimation uncertainty.

Management concluded that an impairment reversal of USD 120 million was required. This represents the reversal in full of the USD 185 million impairment charge recorded in 2016, after excluding the portion of this charge relating to goodwill and vessels that have been subsequently sold, and also capping the reversal so that it does not result in a carrying value in excess of the amount that would have arisen if the 2016 impairment charge had not been recorded.

Further details of the amounts capitalised at 31 December 2019 and the related assumptions and sensitivities considered by management are provided in notes 8 of the financial statements and in the Audit Committee report on page 72.

Independent Auditor’s Report to the Members of TORM plc

Report on the audit of the financial statements - continued

How the scope of our audit responded to the key
audit matter
We have obtained management’s value in use calculations and challenged the key assumptions by comparing them with publicly available information, our knowledge of the group and industry and the group’s most recent business plan. Our initial assessment included:

•	obtaining an understanding of controls relevant to the risk of impairment of its CGU;
•	understanding the process by which management has derived its value in use estimates; and
•	challenging management’s assessment that the fleet is a single cash generating unit.

We subsequently concluded that the most effective method for testing management’s value in use estimate was to develop our own independent point estimate. This estimate utilised management’s value in use model but replaced certain key assumptions with our own independent estimates. The most significant of our independent estimates were:
•	future freight rates: based on third party forecasts for 2020 and thereafter the 10-year historical average rates as achieved by the group, adjusted for inflation;
•	utilisation: based on historical utilisation rates, adjusted for estimated future dry dock requirements;
•	discount rate: based on an independent calculation from our internal valuation specialists;
•	inflation rate: 2% pa, based on published central bank target rates;
•	operating expenditure: based on 2019 figures adjusted for inflation; and
•	scrubber premiums: included for 2020, based on third party forecasts, but not thereafter.

We also:
•	tested the clerical accuracy of the resulting value in use calculations;
•
confirmed that management’s calculation of the carrying value that would have arisen if the 2016 impairment charge had not been recorded was appropriate, and hence that the impairment reversal was correctly capped at USD 120 million; and

•
considered the extent to which climate change could materially impact the value in use of the CGU. In this context, we concluded that the principal potential impact was the extent to which future freight rates would be adversely impacted by the transition to a low carbon global economy. Based on third party forecasts of global energy demand, which included scenarios consistent with the Paris climate agreement, we concluded that there was not a risk that changes to future freight rates due to climate change would result in a material adjustment to our independent value in use estimate.

Key observations
We are satisfied that management’s decision to record an impairment reversal of USD 120 million is appropriate.

OUR APPLICATION OF MATERIALITY
We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Group financial statements – Materiality:
USD 10 million (2018: USD 10 million)

Basis for determining materiality
We determined materiality for the group to be USD 10 million, which represents 0.5% of total assets, 1.0% of net assets and 2.35% of time charter equivalent earnings (TCE).
Rationale for the benchmark applied
We have utilised total assets as our primary metric as we consider this represents the most stable and appropriate benchmark in a period of significant freight rate volatility. However, in addition to this primary metric, we have have also taken into consideration a number of other income statement and balance sheet metrics, as outlined above.

Parent company financial statements – Materiality:
USD 10 million (2018: USD 8.8 million)

Basis for determining materiality
We audited the group financial statements, including the parent company, as a single component.

Separately, we determined that the overall group materiality of USD 10 million was also appropriate to use as materiality for the parent company  financial statements as this represents 0.9% of total equity.

Rationale for the benchmark applied
The nature of the parent company is to have investments in subsidiaries and receive dividends from those subsidiaries.
As such, we find that the focus of the financial statement users will be total equity based on the fact that equity in all material regards expresses the investment made by the owners and is used to measure the return of investment made through the parent company, and further indicates the parent company´s ability to continue operating.

Independent Auditor’s Report to the Members of TORM plc

Report on the audit of the financial statements - continued

Performance materiality
We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole. Group performance materiality was set at 70% of group materiality for the 2019 audit (2018: 70%). In determining performance materiality, we considered the following factors:
•	our historical understanding of the entity and its environment;
•	the existence of a highly centralised control environment;
•	our ability to place reliance on the operating effectiveness of internal controls in respect of certain elements of the revenue cycle, including related general IT controls;
•	the lack of significant control deficiencies identified during the course of the audit;
•	the limited turnover of management or key accounting personnel;
•	our risk assessment did not identify a disproportionate number of significant risks of material misstatements; and
•	the history of a low number of corrected and uncorrected misstatements identified in previous periods.

Error reporting threshold
We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of USD 0.5 million (2018: USD 0.5 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

AN OVERVIEW OF THE SCOPE OF OUR AUDIT
Our group audit was scoped by obtaining an understanding of the group and its environment, including group-wide controls, and assessing the risks of material misstatement at the group level. All significant elements of the group’s finance and accounting function are situated and managed centrally in Copenhagen, Denmark, and operate under one common internal control environment; all operations of the group are also managed from this location. Accordingly, we concluded that the group’s business represented a single component and therefore all operations of the group were subject to a full scope audit.

During the course of the audit, senior members of the UK audit team, including the Senior Statutory Auditor, supervised the members of the audit team who are based in Copenhagen, Denmark, and visited the Copenhagen operations during the completion stages of the audit.

OTHER INFORMATION
The directors are responsible for the other information. The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon.
Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

In this context, matters that we are specifically required to report to you as uncorrected material misstatements of the other information include where we conclude that:

•
Fair, balanced and understandable – the statement given by the directors that they consider the annual report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the group’s position and performance, business model and strategy, is materially inconsistent with our knowledge obtained in the audit; or

•	Audit committee reporting – the section describing the work of the audit committee does not appropriately address matters communicated by us to the audit committee; or
•
Directors’ statement of compliance with the UK Corporate Governance Code – the parts of the directors’ statement relating to the company’s compliance with the UK Corporate Governance Code containing provisions that would be specified for review by the auditor in accordance with Listing Rule 9.8.10R(2) if the company was premium listed on the London Stock Exchange do not properly disclose a departure from a relevant provision of the UK Corporate Governance Code.

We have nothing to report in respect of these matters.

RESPONSIBILITIES OF DIRECTORS
As explained more fully in the directors’ responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Independent Auditor’s Report to the Members of TORM plc

Report on the audit of the financial statements - continued

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Details of the extent to which the audit was considered capable of detecting irregularities, including fraud and non-compliance with laws and regulations are set out below.

A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/auditorsresponsibilities.

This description forms part of our auditor’s report.

EXTENT TO WHICH THE AUDIT WAS CONSIDERED CAPABLE OF DETECTING IRREGULARITIES,
INCLUDING FRAUD

We identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and then design and perform audit procedures responsive to those risks, including obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion.

Identifying and assessing potential risks related to irregularities
In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, our procedures included the following:
•	enquiring of management and the audit committee, including obtaining and reviewing supporting documentation, concerning the group’s policies and procedures relating to:
•	identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;
•	detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud;
•	the internal controls established to mitigate risks related to fraud or non-compliance with laws and regulations;
•
discussing among the engagement team and involving relevant internal specialists, including tax, valuations, and IT regarding how and where fraud might occur in the financial statements and any potential indicators of fraud. As part of this discussion, we identified potential for fraud in the following area: impairment of the group’s Tanker segment; and

•
obtaining an understanding of the legal and regulatory frameworks that the group operates in, focusing on those laws and regulations that had a direct effect on the financial statements or that had a fundamental effect on the operations of the group. The key laws and regulations we considered in this context included the UK Companies Act, Danish and UK tax legislation.

In common with all audits under ISAs (UK), we also performed specific procedures to respond to the risk of management override.

Audit response to risks identified
As a result of performing the above, we identified impairment of the group’s Tanker segment as a key audit matter.

The key audit matter section of our report explains the matter in more detail and also describes the specific procedures we performed in response to that key audit matter. As a result of performing the above, we did not identify any key audit matters related to the potential risk of fraud or non-compliance with laws and regulations.

In addition to the above, our procedures to respond to risks identified included the following:
•	reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with relevant laws and regulations discussed above;
•	enquiring of management, the audit committee and external legal counsel concerning actual and potential litigation and claims;
•	performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;
•	reading minutes of meetings of those charged with governance;
•
in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members, including internal specialists, and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Independent Auditor’s Report to the Members of TORM plc

Report on the audit of the financial statements - continued

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

OPINIONS ON OTHER MATTERS PRESCRIBED BY THE COMPANIES ACT 2006
In our opinion the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:
•	the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
•	the strategic report and the directors’ report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors’ report.

MATTERS ON WHICH WE ARE REQUIRED
TO REPORT BY EXCEPTION

Adequacy of explanations received and accounting records
Under the Companies Act 2006 we are required to report to you if, in our opinion:
•	we have not received all the information and explanations we require for our audit; or
•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
•	the parent company financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

Directors’ remuneration
Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors’ remuneration have not been made or the part of the diectors’ remuneration report to be audited is not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

OTHER MATTERS

Auditor tenure
Following the recommendation of the audit committee, we were appointed by the Board of Directors following incorporation of the new holding company on 14 December 2015 to audit the financial statements for the year ending 31 December 2015 and subsequent financial periods. The period of total uninterrupted engagement including previous renewals and reappointments of the firm is five years, covering the years ending 31 December 2015 to 31 December 2019.

Consistency of the audit report with the additional report to the audit committee
Our audit opinion is consistent with the additional report to the audit committee we are required to provide in accordance with ISAs (UK).

USE OF OUR REPORT
This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

For and on behalf of Deloitte LLP

David Paterson, ACA (Senior statutory auditor)
Statutory Auditor
London, UK
11 March 2020

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2019

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	LR2	TORM GUDRUN	99,965	2000	100%	12
Tanker	LR2	TORM HELENE ²⁾	99,999	1997	100%	8³⁾
Tanker	LR2	TORM HELLERUP	114,000	2018	100%	48
Tanker	LR2	TORM HERMIA	114,000	2018	100%	48
Tanker	LR2	TORM HERDIS	114,000	2018	100%	48
Tanker	LR2	TORM HILDE	114,000	2018	100%	51
Tanker	LR2	TORM INGEBORG	99,999	2003	100%	16
Tanker	LR2	TORM KRISTINA	99,999	1999	100%	11³⁾
Tanker	LR2	TORM MAREN	109,672	2008	100%	36³⁾
Tanker	LR2	TORM MARINA	109,672	2007	100%	31³⁾
Tanker	LR2	TORM MATHILDE	109,672	2008	100%	34³⁾
Tanker	LR2	TORM VALBORG	99,999	2003	100%	17

Tanker	LR1	TORM EMILIE	74,999	2004	100%	21³⁾
Tanker	LR1	TORM ESTRID	74,999	2004	100%	18³⁾
Tanker	LR1	TORM ISMINI	74,999	2004	100%	21³⁾
Tanker	LR1	TORM SARA	72,718	2003	100%	16³⁾
Tanker	LR1	TORM SIGNE	72,718	2005	100%	22³⁾
Tanker	LR1	TORM SOFIA	72,660	2005	100%	21³⁾
Tanker	LR1	TORM VENTURE	73,700	2007	100%	23³⁾

Tanker	MR	TORM AGNES	49,999	2011	100%	21
Tanker	MR	TORM AGNETE	49,999	2010	100%	26³⁾
Tanker	MR	TORM ALEXANDRA ²⁾	49,999	2010	100%	26³⁾
Tanker	MR	TORM ALICE ²⁾	49,999	2010	100%	21³⁾
Tanker	MR	TORM ALMENA	49,999	2010	100%	23³⁾
Tanker	MR	TORM AMALIE	49,999	2011	100%	21
Tanker	MR	TORM ANABEL	49,999	2012	100%	24³⁾

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2019 - continued

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM ARAWA	49,999	2012	100%	26³⁾
Tanker	MR	TORM ASLAUG	49,999	2010	100%	23³⁾
Tanker	MR	TORM ASTRID	49,999	2012	100%	27³⁾
Tanker	MR	TORM ATLANTIC	49,999	2010	100%	24³⁾
Tanker	MR	TORM AUSTRALIA ²⁾	51,737	2011	100%	22
Tanker	MR	TORM CAMILLA	44,990	2003	100%	12³⁾
Tanker	MR	TORM CARINA	46,219	2003	100%	12³⁾
Tanker	MR	TORM CAROLINE	44,999	2002	100%	10³⁾
Tanker	MR	TORM ERIC	51,266	2006	100%	14
Tanker	MR	TORM FREYA	45,990	2003	100%	12³⁾
Tanker	MR	TORM GERD	45,960	2002	100%	11³⁾
Tanker	MR	TORM GERTRUD	45,990	2002	100%	11³⁾
Tanker	MR	TORM HARDRADA	45,983	2007	100%	13
Tanker	MR	TORM HELVIG	46,187	2005	100%	15³⁾
Tanker	MR	TORM HORIZON	46,955	2004	100%	13³⁾
Tanker	MR	TORM KANSAS	46,955	2006	100%	16³⁾
Tanker	MR	TORM LAURA	49,999	2008	100%	22³⁾
Tanker	MR	TORM LENE	49,999	2008	100%	21³⁾
Tanker	MR	TORM LILLY	49,999	2009	100%	23³⁾
Tanker	MR	TORM LOKE	51,372	2007	100%	19³⁾
Tanker	MR	TORM LOTTE	49,999	2009	100%	23³⁾
Tanker	MR	TORM LOUISE	49,999	2009	100%	22³⁾
Tanker	MR	TORM MALAYSIA ²⁾	51,737	2011	100%	22
Tanker	MR	TORM MARY ²⁾	44,990	2002	100%	10³⁾
Tanker	MR	TORM MOSELLE	47,024	2003	100%	12³⁾

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2019 - continued

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM NEW ZEALAND ²⁾	51,737	2011		21
Tanker	MR	TORM PLATTE	46,959	2006	100%	16³⁾
Tanker	MR	TORM RAGNHILD	46,187	2005	100%	16³⁾
Tanker	MR	TORM REPUBLICAN	46,955	2006	100%	16³⁾
Tanker	MR	TORM RESILIENCE	49,999	2005	100%	14³⁾
Tanker	MR	TORM SINGAPORE ²⁾	51,737	2011	100%	21
Tanker	MR	TORM THAMES	47,036	2005	100%	15³⁾
Tanker	MR	TORM THOR	49,842	2015	100%	30
Tanker	MR	TORM THUNDER	49,842	2015	100%	30
Tanker	MR	TORM TIMOTHY	49,842	2015	100%	30
Tanker	MR	TORM TITAN ²⁾	49,842	2015	100%	30
Tanker	MR	TORM TORINO ²⁾	49,842	2015	100%	30
Tanker	MR	TORM TROILUS	49,842	2015	100%	30
Tanker	MR	TORM THYRA	45,950	2003	100%	12³⁾
Tanker	MR	TORM SOLUTION	49,999	2019	100%	33
Tanker	MR	TORM SOVEREIGN	49,999	2017	100%	29
Tanker	MR	TORM SUPREME	49,999	2017	100%	29
Tanker	MR	TORM STRENGTH	49,999	2019	100%	33
Tanker	MR	TORM STRONG	49,999	2019	100%	33
Tanker	MR	TORM SUBLIME	49,999	2019	100%	33
Tanker	MR	TORM SUCCESS	49,999	2019	100%	33
Tanker	MR	TORM VITA ²⁾	45,990	2002	100%	10³⁾

Tanker	Handysize	TORM GARONNE ¹⁾	37,178	2004	100%	9
Tanker	Handysize	TORM GYDA	36,207	2009	100%	19³⁾
Tanker	Handysize	TORM TEVERE	37,383	2005	100%	13³⁾

¹⁾ Indicates that the vessels are assets held-for-sale.
²⁾ Sale-and-leaseback transactions.
³⁾ Indicates vessels for which TORM believes that, as of 31 December 2018, the basic charter-free market value is lower than the vessel's carrying amount.

GLOSSARY

Available earning days: A measure of unfixed operating days available for generating earnings.

B/B: Bareboat: A form of charter arrangement, where the charterer is responsible for all costs and risks in connection with the operation of the vessel.

Backwardation: A situation in which the spot price of a commodity is higher than the forward price. The opposite is known as contango.

Bunker hedge: A forward agreement used to reduce a company’s exposure to fluctuating bunker costs.

Bunkers: Fuel with which to run a vessel’s engines.

CAPEX: Capital expenditure.

Charter-in and leaseback days: A measure of operating days available for generating earnings from vessels that are not owned by the Company.

Charter party: A lease or freight agreement between a shipowner and a charterer for a longer period of time or for a single voyage.

Classification society: Independent organization, which ensures through verification of design, construction, building process and operation of vessels that the vessels at all times meet a long list of requirements to seaworthiness, etc. If the vessels do not meet these requirements, insuring and mortgaging the vessel will typically not be possible.

COA: Contract of Affreightment. A contract that involves a number of consecutive cargos at previously agreed freight rates.

Coating: The internal coatings applied to the tanks of a product tanker enabling the vessel to load refined oil products.

Commercial management: An agreement to manage a vessel’s commercial operations for the account and risk of the shipowner.

Coverage: A measure of Covered days divided by Earning days.

Covered days: A measure of fixed operating days.

Demurrage: A charge against the charterer of a vessel for delaying the vessel beyond the allowed free time. The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage.

DKK: Danish kroner.

Dwt: Deadweight ton. The cargo carrying capacity of a vessel.

EBIT/Operating profit/(loss): Earnings Before Interest
and Tax.

Earning days: A measure of operating days available for generating earnings.

FFA: Forward freight agreement. A financial derivative instrument enabling freight to be hedged forward at a fixed price.

Handysize: A specific class of product tankers with a cargo carrying capacity of 20,000–40,000 dwt.

IAS: International Accounting Standards.

IFRS: International Financial Reporting Standards.

IMO: International Maritime Organization.

KPI: Key Performance Indicator. A measure of performance used to define and evaluate how the Company is making progress towards its long-term organizational goals.

Loan-to-value (LTV): A measure of notional debt divided by broker values of the encumbered vessels.

LR1: Long Range 1. A specific class of product tankers with a cargo carrying capacity of 60,000–80,000 dwt.

LR2: Long Range 2. A specific class of product tankers with a cargo carrying capacity of 80,000–110,000 dwt.

LTAF: Lost Time Accident Frequency. Work-related personal injuries that result in more than one day off work per million hours of work.

MR: Medium Range. A specific class of product tankers with a cargo carrying capacity of 40,000–60,000 dwt.
MT: Metric ton.

Oaktree: Oaktree Capital Management, L.P.

Oil major: One of the world’s largest publicly owned oil and gas companies. Examples of oil majors are BP, Chevron, ExxonMobil, Shell and Total.

OPEC: Organization of the Petroleum Exporting Countries.

Owned days: A measure of operating days available for generating earnings from vessels that are owned by the Company.

P&I club: Protection & Indemnity club.

Product tanker: A vessel suitable for carrying clean petroleum products such as gasoline, jet fuel and naphtha.

Spot market: Market in which vessels are contracted for a single voyage for near-term delivery.

T/C: Time charter: An agreement covering the chartering out of a vessel to an end user for a defined period of time, where the owner is responsible for crewing the vessel, but the charterer must pay port costs and bunkers.

Technical management: An agreement to manage a vessel’s technical operations and crew for the account and risk of the shipowner.

Ton-mile: A unit of freight transportation equivalent to a ton of freight moved one mile.

UN Global Compact: The United Nation’s social charter for enterprises, etc.

Vetting: An audit of the safety and performance status of a tanker vessel made by oil majors.

GLOSSARY
KEY FINANCIAL FIGURES

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Net profit/(loss) for the year excluding impairment: Net profit excluding impairment is net profit less impairment and reversals of impairment generated from impairment testing during the year (Please refer to Note 8). The Company reports Net profit excluding impairment because we believe it provides additional meaningful information to investors regarding the operational performance excluding fluctuations in the valuation of fixed assets.

USDm	2019	2018	2017
Reconciliation to net profit/(loss) for the year
Net profit/(loss) for the year	166.0	-34.8	2.4
Reversal of impairment losses on tangible assets	-120.0	-	-
Net profit/(loss) for the year excluding impairment	46.0	-34.8	2.4

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	2019	2018	2017
Reconciliation to revenue
Revenue	692.6	635.4	657.0
Port expenses, bunkers and commissions	-267.7	-283.0	-259.9
TCE earnings	424.9	352.4	397.1

Gross profit: TORM defines Gross profit, a performance measure, as revenue less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	2019	2018	2017
Reconciliation to revenue
Revenue	692.6	635.4	657.0
Port expenses, bunkers and commissions	-267.7	-283.0	-259.9
Charter hire	-	-2.5	-8.5
Operating expenses	-173.0	-180.4	-188.4
Gross profit	251.9	169.5	200.2

Net interest-bearing debt: Net interest-bearing debt is defined as borrowings (current and non-current) less loans receivables and cash and cash equivalents, including restricted cash. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance the Company’s investments. As such, TORM believes that net interest-bearing debt is a relevant measure which Management uses to measure the overall development of the use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

USDm	2019	2018	2017
Borrowings	863.4	754.7	753.9
Loans receivables	-4.6	-	-
Cash and cash equivalents, including restricted cash	-72.5	-127.4	-134.2
Net interest-bearing debt	786.3	627.3	619.7

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES - continued

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	2019	2018	2017
Operating profit/(loss) (EBIT)	205.9	2.8	39.5
Tax	-0.8	-1.6	-0.8
EBIT less Tax	205.1	1.2	38.7

Invested capital, opening balance	1,469.4	1,406.0	1,387.7
Invested capital, ending balance	1,786.0	1,469.4	1,406.0
Average invested capital for the year	1,627.7	1,437.7	1,396.9

Return on Invested Capital (RoIC)	12.6%	0.1%	2.8%

Liquidity: TORM defines liquidty as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn credit facilities.

TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Furthermore, it expresses TORM’s ability to act and invest when possibilities occur.

USDm	2019	2018	2017
Cash and cash equivalents, including restricted cash	72.5	127.4	134.2
Undrawn credit facilities	173.1	278.7	270.7
Liquidity	245.6	406.1	404.9

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines Adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment losses and reversals, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in the Group adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

USDm	2019	2018	2017
EBIT less Tax	205.1	1.2	38.8
Impairment reversal	-120.0	-	-
EBIT less tax and impairment	85.1	1.2	38.8

Average invested capital¹⁾	1,627.7	1,437.7	1,396.9
Average impairment ²⁾	98.2	185.0	185.0
Average invested capital less average impairment	1,725.9	1,622.7	1,581.9

Adjusted RoIC	4.9%	0.1%	2.4%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.
²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES - continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on borrowings, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure and which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investors in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies and not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	2019	2018	2017
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	166.0	-34.8	2.4
Tax	0.8	1.6	0.8
Financial expenses	41.9	39.3	40.6
Financial income	-2.8	-3.3	-4.3
Depreciation	110.1	114.5	114.5
Impairment (reversal)/losses on tangible assets	-114.0	3.2	3.6
EBITDA	202.0	120.5	157.6

Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as Vessel values divided by net borrowings on the vessels.

LTV describes the net debt ratio on the vessel, and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

USDm	2019	2018	2017

Vessel values including newbuildings (broker values)	1,801.5	1,675.1	1,661.1
Total (value)	1,801.5	1,675.1	1,661.1

Borrowings	863.4	754.7	753.9
- Hereof debt regarding Land and buildings & Other plant and operating equipment	-8.7	-	-
Committed CAPEX on newbuildings	51.2	258.0	306.9
Loans receivables	-4.6	-	-
Cash and cash equivalents, including restricted cash	-72.5	-127.4	-134.2
Total (loan)	828.8	885.3	926.6

Loan-to-value (LTV) ratio	46.0%	52.9%	55.8%

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES - continued

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held-for-sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve the Company’s operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating the net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

USDm	2019	2018	2017
Tangible and intangible fixed assets	1,782.2	1,445.0	1,384.8
Investments in joint ventures	1.2	0.1	0.3
Bunkers	34.8	39.4	33.2
Accounts receivables ¹⁾	99.5	96.3	87.5
Assets held-for-sale	9.1	6.2	6.6
Deferred tax liability	-44.9	-44.9	-44.9
Trade payables ²⁾	-94.4	-71.6	-60.0
Current tax liabilities	-1.5	-1.0	-1.4
Deferred income	-	-0.1	-0.1
Invested capital	1,786.0	1,469.4	1,406.0
¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

USDm	2019	2018	2017
Net Asset Value per share
Total vessel values including newbuildings (broker values)	1,801.5	1,675.1	1,661.1
Committed CAPEX on newbuildings	-51.2	-258.0	-306.9
Cash position	72.5	127.4	134.2
Loans receivables	4.6	-	-
Bunkers	34.8	39.4	33.2
Freight receivables	89.8	86.0	71.3
Other receivables	6.2	7.5	11.8
Other plant and operating equipment	4.3	3.0	1.9
Land and buildings	8.1	-	-
Investments in joint ventures	1.2	0.1	0.3
Prepayments	3.5	2.9	4.4
Borrowings	-863.4	-754.7	-753.9
Trade payables	-47.1	-35.1	-26.2
Other liabilities	-47.3	-36.5	-33.8
Current tax liabilities	-1.5	-1.0	-1.4
Total Net Asset Value (NAV)	1,016.0	856.1	796.0
Total number of shares excluding treasury shares (million)	74.4	73.9	62.0

Total Net Asset Value per share (NAV/share) (USD)	13.6	11.6	12.8